EXHIBIT 99.2

The Sanctuary of a Home ANNUAL REPORT 2020 Canada CMHC SCHL

“In 2020, the COVID-19 pandemic made our aspiration more pertinent than ever. We believe everyone in Canada deserves the sanctuary of a home.”

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Table of Contents

6	Message from the Chair
8	Message from the President
10	2020 by the numbers
11	Management discussion and analysis
12	Our strategy
14	Progress toward our aspiration
16	COVID-19 response timeline
18	Spotlight: Ready to deliver in a time of crisis
19	Spotlight: Responding quickly to help Canadians in severe housing need
21	Our business and financial highlights
34	Spotlight: The Housing Data Exchange launches its first application
36	Capital management
38	National Housing Strategy update
44	People matter
45	Spotlight: Taking steps to dismantle systemic racism within CMHC
48	Climate change
53	Risk management
57	2021 look ahead
59	Consolidated Financial Statements
133	Corporate governance
139	Glossary
142	Performance measures overview
143	Historical information

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Nothing is more important than a home. In 2020, this became more obvious as Canadians sheltered in place to curb the spread of COVID-19. The pandemic highlighted the public health impacts of our housing system’s challenges and inequities. It gave new urgency to CMHC’s 2030 goal of housing affordability for all. In this year of great upheaval, CMHC demonstrated strong leadership and quickly stepped up to help Canadians when they needed it most.

CMHC introduced measures to provide mortgage relief and keep liquidity in the finance system to ensure Canadians could stay in their homes. We encouraged housing providers to suspend evictions during this difficult time.

The federal government called on CMHC to advise and deliver on major pandemic response programs, such as the:

•	Insured Mortgage Purchase Program

•	Canada Emergency Commercial Rent Assistance

•	Rapid Housing Initiative

CMHC revised its underwriting policies for insured mortgages to mitigate the risks to the stability of the housing market during the pandemic and to protect future homebuyers. CMHC is pleased to be able to be an integral part of the government’s response to the pandemic.

* Cumulative units since program launch.

In the past year, CMHC continued to make strong progress on reaching the National Housing Strategy’s ambitious targets. In 2020, we:

•	finalized bilateral housing agreements with all provinces and territories

•	made commitments to create 59,900 units of affordable housing*

•	supported the repair of 65,900 units of existing community housing*

The Board of Directors enthusiastically endorsed CMHC’s bold anti-racism and equity commitments. They look forward to its concrete steps to address systemic racism—starting with addressing inequities and discrimination in the housing system. The board also took steps to strengthen its resolve to take action on climate change.

CMHC has developed a climate strategy, led by the newly appointed Chief Climate Officer (CCO). This will ensure that all CMHC’s programs and policies will help mitigate greenhouse gas emissions. In time, the strategy will address the increasing risks of climate change for Canadian communities.

The minister announced the appointment of the members of the National Housing Council in November 2020, a key mechanism of the National Housing Strategy Act. The council will ensure Canadians with diverse lived experience have a say in housing matters that affect them. It’s a key resource to the minister and CMHC in assessing current housing initiatives and identifying future housing strategy and investment.

CMHC’s ability to adapt, mobilize and find solutions to 2020’s major challenges is no accident. It’s the result of a multi-year technology and business transformation process, a dedicated leadership team and dedicated employees.

On behalf of the Board of Directors, I especially want to acknowledge the leadership of outgoing President and CEO Evan Siddall in leading the team that has transformed CMHC into an agile, innovative and client-centric company. Evan deserves the gratitude of all Canadians for his unending commitment to safeguarding Canada’s financial stability and improving housing outcomes for those who are most vulnerable.

I am also pleased to welcome another strong leader, Romy Bowers, to the role of President and CEO and look forward to working with her in pursuit of our 2030 goal.

I would also like to recognize Paul Rochon, the former Deputy Minister of Finance, Dana Ades Landy, Bruce Shirreff and Bob Dhillon for their strong contributions to our Board of Directors.

CMHC has demonstrated the capacity to deliver value in its delivery of services, programs and advice. This is possible thanks in large part to the commitment of our colleagues and partners:

•	private and not-for-profit developers

•	housing operators

•	foundations

•	lenders

•	governments

•	Indigenous communities

•	people with lived experience of housing need

Together, they support a goal we all share—to help Canadians get through these difficult times and build a brighter future for all.

Derek Ballantyne

Chair, Board of Directors

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The surprising events of this past year helped citizens to see the value of public institutions more clearly. As uncertainty reigned, businesses and citizens turned to federal, provincial, municipal and Indigenous governments and community organizations for answers, explanations, support and calm. Governments help both to respond to unforeseen threats and to ease the costs of these systemic events. Among many other public sector institutions, CMHC was called upon to help. And help we did.

Our response to COVID-19

At the height of uncertainty in the spring, lenders faced immediate concerns about their ability to fund mortgage lending. We immediately relaunched the Insured Mortgage Purchase Program (IMPP) in collaboration with the Department of Finance and the Bank of Canada. This version had significant technical improvements from the first generation used in 2008–2009. We increased the pool of qualifying mortgages for the program to accommodate changes in the bank regulatory environment.

The IMPP was redesigned with appropriate compensation to taxpayers for emergency funding. It worked as intended and lenders opted for less expensive funding through the Bank of Canada. Had markets further deteriorated, we stood ready with expanded authorities to purchase up to $150 billion of mortgages.

While Canadian funding markets were being stabilized, another team worked with the private mortgage insurers and lenders to coordinate mortgage deferrals. A third team launched the Canada Emergency Commercial Rent Assistance (CECRA), a program that saved thousands of small businesses. Yet other teams prepared a residential rent assistance program and other relief measures that were ultimately not needed.

Later in the year, we launched the $1 billion Rapid Housing Initiative to aid homeless people and deployed these moneys within weeks. Our Client Solutions and Client Operations teams found efficiencies that halved crucial turnaround times in our core funding programs. And our colleagues continue to work on ideas that have yet to see the light of day.

The scope and scale of CMHC’s work on relief efforts called upon our expertise, creativity, market knowledge and dedication to public service. As a team, we showed up marvellously. Inspired by the courage of front-line workers, we summoned our own superpowers in doing our part.

Housing markets

House prices and housing activity responded far more strongly than expected in 2020. This can be attributed to:

•	the result of historically low interest rates

•	fiscal stimulus

•	government income support measures

•	changing preferences

•	fear of missing out

Our worst fears of a house price crash did not materialize. At its peak, one quarter of Canada’s labour force was receiving income support and we estimate that $3.5 billion in mortgage payments were deferred. In July, CMHC increased underwriting requirements as mortgage lending accelerated, careful not to use public resources to support excessive borrowing.

We continue to expect an easing of prices and activity later in 2021 and into 2022 once the coronavirus is brought under control. The extraordinary supports end and unemployment levels rise in response to a deferred but inevitable economic adjustment.

State of the company

It has truly been an honour for me to lead CMHC through 2020 and to do so with a lighter touch. I have looked increasingly to my colleagues to assume enhanced leadership roles, most notably our Executive Committee. Truly, a group of leaders that any company would celebrate. They have in turn been able to depend on the collective dedication of CMHC’s 2,150 employees.

Working with greater responsibility in our Results Only Work EnvironmentTM, we are as effective together. We are engaged and proud as we have ever been. For these reasons, CMHC was honoured as one of Canada’s Top 100 Employers.

The time has come for me to leave CMHC to fresh, new leadership. I am delighted that Romy Bowers, who has been part of our senior management team since 2015, has been appointed to a five-year term as President and CEO. Romy is intimately familiar with our business and supremely qualified to lead this company in building a housing system that is affordable and equitable. I will be my colleagues’ greatest cheerleader as they move closer to the goal that by 2030, everyone in Canada has a home that they can afford and that meets their needs.

Achieving this goal will necessitate a dedication to anti-racism and equity. Redressing the inequality that house prices and the pandemic have exacerbated is a social imperative that must be confronted if we are to build back better. Housing will also be a vehicle through which we will confront the threat of climate change.

My thanks for seven great years

In closing, I must express my deep gratitude for the invaluable support and confidence of others that have graced my time at CMHC. I am indebted to everyone at CMHC, especially our executives and the team in my office. Members of our Board of Directors, present and past, have brought rigour and constructive challenges that have spurred ever-higher standards at the company.

I must single out the leadership and partnership of my two board chairs, Derek Ballantyne and Bob Kelly. Their wisdom and feedback made me a better CEO and helped me make the loneliest decisions more securely. CMHC and Canadians will never know how essential my frequent interactions with these two gentlemen were to our achievements.

Finally, I am grateful to the ministers whom I had the privilege of serving, the Honourable Jason Kenney, Pierre Poilievre, Jean-Yves Duclos and Ahmed Hussen, as ministers responsible for CMHC—as well as Bill Morneau, with whom I also worked closely while he was Minister of Finance. I will never take for granted the confidence and trust that each placed in me. Our elected officials sacrifice much and are too often criticized. We must never forget that the integrity of our democracy rests on the generosity of their public service.

These seven years have been the best of my career. In 2020 in particular, CMHC was at its resilient and innovative best, an exemplary instrument of public policy and service upon which Canadians can confidently depend when the need is greatest.

Evan Siddall

President and Chief Executive Officer

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2020 by the numbers Our homeowner insurance products helped homebuyers purchase over 94,000 housing units across Canada (more than 16% insured in rural areas) 140,000-plus small businesses supported through the Canada Emergency Commercial Rent Assistance program 65,900* repaired housing units committed under NHS initiatives 47 Innovation Labs and 24 Demonstration Initiatives supported to spur innovation in the housing sector 173,647 rental housing units insured 59,900* new housing units committed under NHS initiatives 24,900* housing units committed under the Rental Construction Financing initiative Established the following targets: CMHC’s workforce and its leadership will be at least 3.5% Black and 3.3% Indigenous by 2025 Rapid Housing Initiative: $698 million financially committed to projects, supporting the construction of over 3,400 units *Cumulative units since program launch. 10

Management discussion and analysis

The following management discussion and analysis of the financial condition and results of operations was prepared for the year ended 31 December 2020 and approved by the Board of Directors on 25 March 2021. This section should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this report has been prepared in accordance with International Financial Reporting Standards (IFRS) and all amounts are expressed in Canadian dollars.

Forward-looking statements

Our annual report contains forward-looking statements that include, but are not limited to:

•	the statements with respect to our outlook for the regulatory environment in which we operate

•	the outlook and priorities for each activity

•	the risk environment

By their nature, forward-looking statements require us to make assumptions. They are subject to inherent risks and uncertainties that may cause actual results to differ materially from expectations expressed in the forward-looking statements.

Non-IFRS measures

We use a number of financial measures to assess our performance. Some of these measures are not calculated in accordance with IFRS and are not defined by IFRS, and do not have standardized meanings that would ensure consistency and comparability with other institutions.

These non-IFRS measures are presented to supplement the information disclosed. They may be useful in analyzing performance and understanding the measures used by management in its financial and operational decision making. Where non-IFRS measures are used throughout the annual report, a definition of the term will be disclosed in the glossary for non-IFRS financial measures.

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Our strategy Our aspiration By 2030, everyone in Canada has a home that they can afford and that meets their needs. Strategic objectives Our strategy guides every decision we make and the resources we invest. It keeps us focused on the paths we must follow to achieve our aspiration. The following four objectives position us for success: We are more committed than ever to helping Canadians through these difficult times and into a better future—one where everyone has a home that they can afford and that meets their needs.

Experiment with new ideas

Why?

•  To improve and accelerate housing affordability

How?

•  Form strong partnerships to shape housing policy and delivery.

•  Use our funding mechanisms to address prioritized housing needs and exceed National Housing Strategy outcomes.

•  Prototype and experiment with new solutions that improve housing affordability.

Understand Canadians’ needs

Why?

•  To offer differentiated solutions to underserved segments of the population

How?

•  Understand the lived experiences of Canadians to inform our decisions.

•  Tailor our solutions to specific housing needs.

Build an open housing data exchange

Why?

•  To drive sound housing decisions

How?

•  Build a housing data exchange with applications and analytical tools.

•  Provide data and tools that make localized housing insights possible.

Modernize our company

Why?

•  To manage risk and promote the stability of the housing finance system

How?

•  Use technology to enhance the efficiency of our processes.

•  Transform our workplace and the way we work to enhance employee experience and drive results.

•  Continue to improve our corporate management practices, particularly in risk management.

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Progress toward our aspiration

The results of our performance measures for our four strategic objectives and our commitments under the National Housing Strategy for 2020 are below:

Strategic objectives

Experiment with new ideas	Expected results
	• Affordable housing is supplied above National Housing Strategy targets.
	• Government-backed funding programs/policies focus on targeted housing outcomes.
	• Resources are invested in effective housing affordability solutions.
	Performance Measures	2020 Target	2020 Actual
	Incremental affordable housing funding (three-year delivery)	$100 million	$153.5 million
	Targeted guaranteed loans rate	3–5% improvement on baseline of .303%	0.455%
	Innovation index	64%	65%

Understand Canadians’ needs	Expected results
	• CMHC’s programs and services are designed around the lived experiences of Canadians.
	• Clients value their experience with CMHC.
	• Underserved segments have access to housing financing.
	Performance Measures	2020 Target	2020 Actual
	New or improved program design informed by lived experience data	65%	72%
	Client needs addressed within service standards	3–5% improvement on baseline of 55%	70%
	Net promoter score	3–5% improvement on baseline of 35	45
	Underserved insurance protection	5% improvement (or 29,348 units)	33,440 units

Build a housing data exchange	Expected results
	• Governments, industry and housing participants have localized data to make evidence-based decisions on housing affordability.
	• Transactional and operating costs of housing are reduced.
	• Developers better target their products to market segments where needs are greater.
	• Canadians have the data and insights to understand housing affordability choices.
	• Partners share clean and relevant data with CMHC and each other.
	Performance Measures	2020 Target	2020 Actual
	Average usability satisfaction rating	Establish target	Target not established[1]
	Data exchange project status	85%	100%
	Signed data partnerships	5	7
	[1] Data collection was delayed in 2020 due to the pandemic. A target will be set in 2021.

Modernize our company	Expected results
	• Existing resources are made available for redeployment.
	• Employees are high performing.
	• We have strong risk management practices.
	• We generate a reasonable return for the Government of Canada with due regard to loss.

	Performance Measures	2020 Target	2020 Actual

	Expense redeployment ratio	5%	8%

	Effective workforce index	63%	72%

	Risk maturity index	80%	86.8%

	Return on required equity (commercial operations)	13.2%	13.2%

Refer to the Performance measures overview on page 142 for further details.

National Housing Strategy

The National Housing Strategy targets are cumulative and based on a fiscal year ending on 31 March. We have surpassed our fiscal year targets for 2020–2021 and the following table shows our progress as of 31 December 2020.

National Housing Strategy Measures[1] (cumulative units since program launch)	2027–2028 Fiscal Target	2020–2021 Fiscal Target	2020 Actual

Number of new housing units (committed)	142,000	36,800	59,900

Number of repaired housing units (committed)	240,000	47,800	65,900

  1 The measures include the number of units committed by CMHC.

Maturing our capabilities and management systems

Our capabilities and management systems are the knowledge, skills, processes and systems that we need to realize our aspiration. We strengthened these in 2020 and focused on the following:

•	Inclusion—A multi-year plan was developed, setting the foundation to embed diversity, equity and inclusion at CMHC (see page 45).

•	Partnership development—A number of measures were implemented to enhance this capability across CMHC and externally. In particular:

–	a playbook, plan and processes for partnership creation were developed

–	a client segmentation strategy targeting non-traditional partners was put in place

–	communication and marketing tools was developed for different market segments

•

Prototyping and experimentation—A plan was developed which focuses on performance measurements, key documentation for leading and participating in pods, targeted learning plans and an innovation process with a view to standardizing our prototyping and experimentation approach across the company.

•	Data governance—A framework and plan to implement our new data governance strategy was developed and work is underway in the following streams:

–	data governance strategy and operating model

–	data literacy and training

–	policies, processes and standards

–	tooling and architecture enablement

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COVID-19 response timeline

Despite the challenges brought on by the COVID-19 pandemic, we outperformed our Corporate Plan performance targets—and we were able to launch several new initiatives. This is a true testament to our outstanding team. Here are highlights of our actions to support Canadians during the crisis.

MARCH

• We put into action our Crisis Readiness Framework (CRF) to monitor current developments and provide timely direction in our response to COVID-19. The CRF’s governance structure enabled us to respond in an efficient and effective way. At the same time, we increased our appetite for risk as we shifted our focus to stabilizing systems in a time of crisis.

• We convened our Crisis Management Committee (CMC) to ensure that we were optimally managing the crisis. At the outset of the pandemic, the CMC met daily. It was led by our President and Chief Executive Officer, with the support of our Executive Committee, a Crisis Working Group and an Incident Management Team.

• We created a Crisis Communications Team to regularly update employees on COVID-19-related developments.

• We identified essential and critical staff and special teams were created to ensure business continuity.

• We launched a revised Insured Mortgage Purchase Program (IMPP), which supported the purchase of up to $150 billion in insured mortgage pools, and ensured liquidity in the market.

• The Minister of Finance temporarily relaxed eligibility rules for portfolio insurance to help mortgage lenders to access the IMPP. Low loan-to-value loans with amortization up to 30 years, as well as refinance loans were eligible for portfolio insurance.

• The Minister of Finance approved increases to our total outstanding short-term and long-term borrowing limits to $20 billion and $154 billion, respectively. In addition, our NHA MBS and CMB guarantee limits were increased to $295 billion and $60 billion, respectively.

• The federal government enabled these measures by increasing our guarantees-in-force and insurance-in-force limits to $750 billion each and will be in place for a five-year period.

• We collaborated with lenders and private mortgage insurers to allow mortgage payment deferrals for up to six months.

• We took steps to ensure that non-profit and co-operative housing providers continue to receive federal rent subsidies for low-income tenants, even if their current agreements expired.

• We temporarily suspended dividend payments to the federal government. This prudent measure allowed us to conserve capital so that, if needed, we could further support Canadians and the economic recovery through the crisis.

• The government approved a $10 billion recapitalization limit for CMHC.

MAY We launched the Canada Emergency Commercial Rent Assistance (CECRA), which lowered rent by at least 75% for more than 140,000 small businesses experiencing financial hardship due to the pandemic. JULY We revised our underwriting policies for insured mortgages in order to protect future homebuyers, reduce risk and support the stability of housing markets. OCTOBER We launched the Rapid Housing Initiative (RHI), a $1 billion program to help address urgent housing needs of homeless and vulnerable Canadians, especially in the context of COVID-19, through the rapid construction of affordable housing. NOVEMBER As part of the Fall Economic Statement, the Rental Construction Financial Initiative was expanded by an additional $12 billion in new lending, starting in 2021. This will lead to an additional 28,500 new units created over seven years. “The scope and scale of CMHC’s work on COVID-19 relief efforts called upon our expertise, creativity, market knowledge and dedication to public service. As a team, we showed up marvellously” – Evan Siddall The Sanctuary of a Home | Annual Report 2020 17

SPOTLIGHT: Ready to deliver in a time of crisis A modern, agile company positioned to help when Canadians needed it most. Organizations must be flexible and able to adapt to changing circumstances and challenges. The COVID-19 Response Timeline (page 16) illustrates just how quickly and effectively we were able to respond in a year of crisis, while still meeting—and exceeding—our regular commitments to Canadians. Our ability to do this confirms that the choices and investments we made in recent years to modernize our company were the right ones. All our employees have the tools and trust needed to work more efficiently from their homes or elsewhere. Many companies had to pivot in order to face this new pandemic reality. CMHC didn’t skip a beat. We were ready to help Canadians as they faced the unknown in the early stages of the crisis without an interruption or lag in service. The agility to do our work efficiently also helped to put forward direct measures to assist Canadians and to quickly implement measures to mitigate risks in the financial system and housing markets. We helped deliver the Canada Emergency Commercial Rent Assistance for small businesses—a crucial Government of Canada program. CECRA provided property owners with small business tenants a rent subsidy that ultimately provided relief to more than 140,000 small business tenants across the country. We launched a revised Insured Mortgage Purchase Program, which allowed us to offer liquidity to stabilize the market with up to $150 billion in funding. This provided financial institutions with the opportunity to access funding. This meant that they could confidently continue to offer loans to businesses and Canadians that may have required access to credit during the COVID-19 crisis. We implemented a mortgage deferral program that would allow mortgage payment deferrals for up to six months. This helped homeowners and multi-unit borrowers facing financial difficulties during the COVID-19 crisis. It also helped to minimize the risks of further financial and market instabilities. At its peak, more than 17% of our insured mortgage holders used the program. The implementation of a Results-Only Work Environment (ROWE™) and the modernization into cloud-based technology in 2019 enables us to focus on employee well-being. It also helps us to better serve our clients and support government programs. Our changes to modernize the way we work have given us the ability to adapt and continue to move forward despite the challenges the pandemic has presented us. It allowed us to be ready to answer the call when Canadians needed it most. The advancements we made in modernization were noticeable—CMHC was recognized as one of Canada’s Top 100 Employers in this unprecedented year. It must also be said, we wouldn’t have been able to deliver results like these without the hard work of our employees who have been resilient, flexible and dedicated to making a difference. 18

SPOTLIGHT: Responding quickly to help Canadians in severe housing need Mobilizing quickly to help those who need it most. The pandemic has underscored the importance of having a safe place to call home. Shelters are at full capacity. People are living temporarily in vacant buildings. It became apparent early in the pandemic that there was an urgent need for affordable housing. We knew that we had to respond to the call. We needed a viable, robust and flexible solution that we could quickly implement—one that would ensure the sanctuary of a home for those who need it most. In consultation with the Federation of Canadian Municipalities, we swiftly created and launched the Rapid Housing Initiative in the fall of 2020. Compared to an initial target of 3,000 units, the Rapid Housing Initiative will create close to 4,800 new permanent affordable housing units for the most vulnerable in our society, including women with children, Indigenous peoples and Black Canadians who are homeless or at a high risk of homelessness. We worked closely with local governments to understand their needs, design the program and arrange the rapid delivery. We streamlined and accelerated our processes—and we asked cities and applicants to do the same. All levels of government—including Indigenous governing bodies—contributed to the success of this initiative: The federal government provided capital contributions. Provincial and territorial governments provided operating funds and, in some cases, additional capital contributions. Municipal governments facilitated accelerated approvals processes. Indigenous governments pursued projects to best address their community’s needs. Housing projects will be delivered within 12 months of signed agreements. To achieve this, the program focuses on: conversion of non-residential buildings new modular construction rehabilitation of existing residential buildings that are in disrepair or abandoned We are determined to continue helping those in housing need by working together and doing things differently. Urgent housing delivered in just months is one example of this. The Sanctuary of a Home | Annual Report 2020 19

This past year demonstrated CMHC at its resilient and innovative best, an exemplary instrument of public policy and service upon which Canadians can confidently depend when the need is greatest. 20

Our business and

financial highlights

Economic environment

As a result of the pandemic, Canada’s economy declined by 5.4% in 2020, well below the 1.9% growth recorded in 20191. The headline GDP number masked extreme volatility during the year after an 11.4% decline in Q2 followed by growth of 8.9% in Q3.

Canada’s labour market was also volatile in 2020 with the unemployment rate peaking at 13.7% in May. It has since been recovering; however, employment has not yet reached pre-pandemic levels. As of the end of 2020, more than 600,000 jobs remain lost compared to February 2020, with two thirds of those losses in full-time positions2. The long-term effects of the pandemic on Canada’s economy remains uncertain. Job loss recovery has been uneven and slowest among women, younger workers and those employed in service sectors such as food and accommodation3. Furthermore, the unemployment rate among Indigenous and visible minorities (9.9% in December 2020) continues to be higher than those who are not Indigenous nor a visible minority (7.2%)4.

Despite the job losses, household disposable income increased in 2020, compared to 2019, due to temporary government financial support to households and businesses. With household debt levels remaining relatively constant during this period, the household debt-to-disposable income ratio fell slightly to 175% in the fourth quarter of 2020 compared to the pre-pandemic level of 180% in the first quarter, again due largely to temporary supports. The level of debt to disposable income remains of concern; this vulnerability is further substantiated by a persistently high household debt-to-GDP ratio observed during this same period.

House prices soared in 2020, the result of shifting preferences, record low nominal interest rates, higher incomes lifted by temporary government support programs, the ability of affected households to defer their mortgage payments, changes in the types of units sold and resilience among higher income households. With evidence of strong price increases not supported by economic fundamentals, Canada’s housing market showed a moderate degree of vulnerability at the end of 20205.

The Canadian resale market achieved 551,446 MLS® sales in 2020, a 13% increase from 2019. Average MLS® prices increased 13% to a record high of $567,618 in part due to a higher proportion of more expensive and single-family homes being sold.

Canadian housing starts reached 218,795 units in 2020, a 5% increase from 2019. The overall vacancy rate among Canada’s Census Metropolitan Areas (CMAs) was 3.2% compared to 2.2% the previous year. The fall in immigration, interprovincial mobility and students studying from home contributed to lower demand for rental housing that negatively impacted arrears and moderated rent growth, which continues to remain above inflation.

In 2021, successful vaccine distribution in Canada and globally will decrease uncertainty and increase business confidence. However, downside risks exist on housing prices, sales and starts in Canada from high household debt and unemployment levels, affordability challenges, withdrawal of temporary government support programs and post-pandemic economic adjustments.

[1]	Source: Statistics Canada.

[2]	Source: Statistics Canada; CMHC calculations.

[3]	Source: Statistics Canada; CMHC calculations.

[4]	Source: Statistics Canada.

[5]	Source: CMHC Housing Market Assessment Canada, December 2020.

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Consolidated financial highlights

Condensed consolidated balance sheet

	Assisted Housing Activity		Mortgage Insurance Activity		Mortgage Funding Activity		Eliminations		Total

(in millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Cash, cash equivalents, investment securities and derivatives	2,960	2,658	19,971	17,832	4,830	3,932	(423)	(1,043)	27,338	23,379

Loans	6,879	6,200	104	125	264,210	244,445	-	-	271,193	250,770

All other assets	1,075	840	789	629	576	643	(1)	(2)	2,439	2,110

Total assets	10,914	9,698	20,864	18,586	269,616	249,020	(424)	(1,045)	300,970	276,259

Provision for claims	-	-	735	407	-	-	-	-	735	407

Borrowings	9,685	8,661	-	-	264,210	244,445	(370)	(991)	273,525	252,115

Unearned premiums and fees	-	-	6,129	5,496	1,892	1,655	-	-	8,021	7,151

All other liabilities	897	735	630	620	603	635	(16)	(17)	2,114	1,973

Total liabilities	10,582	9,396	7,494	6,523	266,705	246,735	(386)	(1,008)	284,395	261,646

Total equity of Canada	332	302	13,370	12,063	2,911	2,285	(38)	(37)	16,575	14,613

Financial position

We ended the year in a strong financial position. Our total equity of Canada increased primarily as a result of our comprehensive income of $1,962 million during the year and the temporary suspension of dividends in 2020 due to COVID-19.

Our total assets and liabilities increased mainly as a result of higher issuance of Canada Mortgage Bonds (CMB), facilitated by our increased guarantee limit combined with the purchase of insured mortgage pools under the IMPP, due to increased demand for liquidity from financial institutions. This resulted in increases in both loans and borrowings at amortized cost.

Condensed consolidated statement of income and comprehensive income

	Assisted Housing Activity		Mortgage Insurance Activity		Mortgage Funding Activity		Eliminations		Total

(in millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Government funding for housing programs	4,892	2,039	-	-	-	-	-	-	4,892	2,039

Premiums and fees earned	-	-	1,372	1,429	667	582	-	-	2,039	2,011

All other income[1]	75	57	835	538	107	100	3	(29)	1,020	666

Total revenues and government funding	4,967	2,096	2,207	1,967	774	682	3	(29)	7,951	4,716

Housing programs	4,496	1,829	-	-	-	-	-	-	4,496	1,829

Insurance claims	-	-	472	191	-	-	-	-	472	191

Operating expenses	389	217	311	312	67	63	-	-	767	592

Total expenses	4,885	2,046	783	503	67	63	-	-	5,735	2,612

Income taxes	14	8	362	368	177	155	1	(7)	554	524

Net income	68	42	1,062	1,096	530	464	2	(22)	1,662	1,580

Other comprehensive income (loss)	(38)	(32)	245	205	96	9	(3)	(10)	300	172

Comprehensive income	30	10	1,307	1,301	626	473	(1)	(32)	1,962	1,752

1  Includes net interest income, investment income, net gains (losses) on financial instruments and other income.

Revenues and expenses

In 2020, our total revenues and government funding increased by $3,235 million (69%) mainly due to the following:

•

An increase of $2,853 million (140%) in government funding for housing programs driven mainly by $2,152 million for CECRA and $518 million for the Rapid Housing Initiative. Additionally, there was an increase in government funding for the Federal/Provincial/Territorial Housing Partnership, the National Housing Co-Investment Fund (NHCF) and other NHS initiatives offset by the sunsetting of Investment in Affordable Housing programs from Budget 2016.

•

Premiums and fees earned increased by $28 million (1%) led by an increase of $85M (15%) in Mortgage Funding guarantee fees earned primarily due to price increases in recent years and the implementation of a revised tiered pricing structure in 2015. Increased guarantee volumes, as explained in the Mortgage Funding section below, also contributed to higher fees received and earned revenue. Earned insurance premiums decreased by $57 million (4%) due to revised earnings patterns that reflect overall longer historical occurrence patterns, partially offset by higher insurance premiums received as a result of increased volumes for portfolio and multi-unit products, as explained in the Mortgage Insurance section below.

•

All other income increased by $354 million (53%) due to higher net gains on financial instruments of $451 million (403%) mainly due to the rebalancing of our insurance investment portfolio. These gains were previously recorded in other comprehensive income (OCI) and reclassified into income upon disposal. This was partially offset by a decrease in investment income of $75 million (16%) in the Mortgage Insurance activity resulting from lower fixed income yields.

Total expenses increased by $3,123 million (120%) mainly due to:

•	An increase in government funding for housing programs as described above, resulting in an increase in housing programs expenses and operating expenses.

•

An increase of $281 million (147%) in insurance claims expenses as COVID-19 has unfavourably impacted our projections of unemployment rate and gross domestic product that are significant assumptions in the provision for claims compared to 2019. The increase in the provision for claims also includes an estimate of incurred claims expected, but not reported due to the deferral programs launched by financial institutions at the onset of the COVID-19 pandemic.

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Other comprehensive income

Other comprehensive income increased by $128 million (74%) mainly due to the following:

•

An increase of $331 million (151%) in net unrealized gains from debt instruments held at fair value through other comprehensive income due to lower fixed income yields in 2020. This was partially offset by a decrease of $213 million reclassified into income as we rebalanced our investment portfolio during the year, as explained above.

•

A decrease of $8 million (12%) in remeasurement losses on the defined benefit plans. The remeasurement loss of $60 million is due to the net effect of a lower discount rate for our defined benefit liabilities and a lower return on plan assets in 2020. By comparison, in 2019, there was a larger decrease in the discount rate, which resulted in a higher remeasurement loss of $68 million.

Financial performance against 2020 plan

	2020

(in millions, unless otherwise indicated)	Actual	Plan

Total assets	300,970	279,840

Total liabilities	284,395	267,153

Total equity of Canada	16,575	12,687

Total revenues and government funding	7,951	7,972

Total expenses	5,735	6,009

Income taxes	554	484

Net income	1,662	1,479

Operating budget ratio (%)	9.6	9.9

Total equity of Canada was $3,888 million (31%) higher than plan. This is mainly due to the temporary suspension of the dividend in 2020 as explained above.

Total expenses were $274 million (5%) lower than plan mainly due to lower housing programs expenses resulting from the extension of the deadline for NHS Bilateral agreement claims and timing of construction of NHCF projects. Offsetting this were higher insurance claims than expected due to deteriorating projections for key economic variables such as unemployment rate and gross domestic product due to the COVID-19 pandemic.

We carry out the following three business activities, all of which are supported by housing analysis and research.

1.	ASSISTED HOUSING

What we do

We help Canadians in need access suitable housing that they can afford. This is done through a range of programs and initiatives across the housing spectrum that includes government-funded programs. These programs are delivered collaboratively with the provinces and territories.

How we do it

We offer housing solutions through programs and initiatives to support the construction, preservation and revitalization of affordable housing. We provide lending at below-market rates and subsidized and non-subsidized housing support to help us deliver affordable housing solutions to our clients.

We receive government funding to fund housing programs, including those in response to the pandemic.

We deliver housing programs that target people who are vulnerable and under-represented, working with:

• provinces	• Indigenous governments and organizations

• territories	• non-profit and co-operative housing organizations

• municipalities	• private sector companies

Delivering on the National Housing Strategy

and our other programs

Demand for the Rental Construction Financing initiative (RCFi) continued to be strong among developers despite the economic slowdown due to the pandemic. We implemented a series of National Housing Co-investment Fund process improvements designed to improve program turnaround times and enhance our clients’ experiences. Since we implemented changes in March 2020, files have received a conditional commitment within a median of 100 days, which is a reduction of 50% in turnaround time compared to 2019.

We successfully launched the Federal Community Housing Initiative, Phase 2 (FCHI-2), which is designed to support federally administered community housing projects reaching the end of their operating agreements.

This year also marked the launch of the Canada Housing Benefit, which provides direct affordability support to Canadians in housing need. Over the last year, we’ve been co-developing and announcing with each of the provinces and territories housing benefit programs that respond to local housing affordability challenges.

Projects in difficulty

We provided a one-time contribution of just over $60 million in funding to address much needed capital repairs at 44 (1,273 units) high-risk federally administered Social Housing projects in difficulty. This funding reduced the total volume of projects in difficulty by 13% and positively impacted the long-term sustainability of these projects and their ability to access public or private market financing or funding.

Working with government and Indigenous organizations

Shelters initiative for Indigenous women and children

In 2020, the government announced $45 million over five years to cover up to 100% of eligible capital costs for the construction of 10 shelters in on-reserve communities across the country and two shelters in the territories. Providing critical support to Indigenous women and children fleeing violence, this initiative will be delivered by CMHC in collaboration with Indigenous Services Canada. We launched an expression of interest in July and will begin reviewing applications in February 2021. Representatives of Indigenous organizations and federal departments will be part of the review of proposals to ensure an inclusive approach.

Indigenous organizations

Our dedicated team of housing specialists worked with Indigenous and Northern communities and organizations to ensure they had access to our full suite of programs and were able to make the most of them to address their housing needs and goals. Our outreach efforts resulted in new and enhanced relationships with Indigenous urban housing organizations, First Nations communities and Northern housing providers and a significant increase in the number of housing projects funded under NHS programs. In 2020, we supported over 3,900 units in Indigenous and Northern communities, which is over 2,800 units more than 2019.

Many Indigenous organizations and communities faced unique and unprecedented challenges as a result of the pandemic, and we acted swiftly by offering a series of tools and relief measures. These measures included payment deferrals of CMHC loans, off-site inspections, reduced reporting requirements and special payment arrangements. All Indigenous communities that requested payment deferrals were approved, representing over 650 units or $1.6 million.

Other orders of government

Provincial and territorial governments are our primary partners in housing and have a shared responsibility and complementary roles for housing. To provide long-term, predictable funding, we now have 13 NHS bilateral agreements in place, with the last agreement signed in October 2020.

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Government funding and housing programs expenses

The following table reconciles the amounts of government funding for housing programs authorized by Parliament as available to us during the government’s fiscal year (31 March) with the total amount we recognized in our calendar year.

(in millions)	2020	2019

Amounts provided for housing programs:

Amounts authorized in 2019/20 (2018/19)

Main estimates	2,657	2,452

Supplementary estimates A1,2	9	7

Supplementary estimates B1,3	78	1

Less: portion recognized in calendar 2019 (2018)	(1,282)	(1,309)

Less: government funding lapsed for 2019/20 (2018/19)	(64)	(356)

Less: frozen allotment	(463)	(18)

2019/20 (2018/19) government funding for housing programs funded in 2020 (2019) calendar year	935	777

Amounts authorized in 2020/21 (2019/20)

Main estimates	2,920	2,657

Supplementary estimates A1,2,4,6	3,039	9

Supplementary estimates B1,3,5	873	78

Total fiscal year government funding for housing programs	6,832	2,744

Less: portion to be recognized in subsequent quarters[6]	(2,732)	(1,464)

Less: frozen allotment	(36)	-

2020/21 (2019/20) government funding for housing programs funded in 2020 (2019) calendar year	4,064	1,280

Total government funding for housing programs funded – twelve months ended 31 December	4,999	2,057

[1]	Supplementary estimates are additional government funding voted on by Parliament during the government‘s fiscal year.

[2]	Approved 2019/20 supplementary estimates A for Housing Research and Data Initiative, First-Time Home Buyer Initiative, Human-rights based approach to housing and other initiatives.

[3]	Approved 2019/20 supplementary estimates B for National Housing Co-Investment Fund, Innovation Fund, First-Time Home Buyer Initiative and other initiatives.

[4]

Approved 2020/21 supplementary estimates A for Canada Emergency Commercial Rent Assistance for small businesses, Housing Supply Challenge and funding to respond to the National Inquiry into Missing and Murdered Indigenous Women and Girls’ Final Report: Reclaiming Power and Place Assistance.

[5]	Approved 2020/21 supplementary estimates B for Rapid Housing Initiative, Innovation Fund, Federal, Provincial and Territorial initiatives and other National Housing Strategy initiatives.

[6]

As part of the Fall Economic Statement, Canada Emergency Commercial Rent Assistance for small businesses authorities were reduced by $812 million. This is not reflected above as this was tabled as part of Supplementary Estimates C.

2.	MORTGAGE INSURANCE

What we do

We offer competitive mortgage insurance products to:

• support homeownership financing	• support the stability of the Canadian financial system

• facilitate the construction, purchase and refinance of multi-unit residential properties

We operate these programs on a commercial basis without the need for government funding.

How we do it

We work with lenders to offer transactional homeowner and portfolio mortgage insurance products in all parts of Canada.

We also offer multi-unit mortgage insurance which provides access to preferred interest rates for the construction, purchase and refinancing of multi-unit residential properties, including affordable rental housing.

Our products

Transactional Homeowner Insurance	Portfolio Insurance	Multi-unit Residential Insurance

Protects lenders against borrower default, enabling qualified borrowers, typically with down payments between 5% and 20%, to access mortgage financing at competitive rates.

Allows lenders to pool low-ratio residential mortgages (down payments of 20% or more for 1–4 unit residential properties) and insure these against borrower default, making them eligible for our securitization programs.

Protects lenders against borrower default on loans for the construction, purchase and refinancing of multi-unit (5+ unit) residential properties.

Homeowner Business Transformation

The Homeowner Business Transformation project will modernize our homeowner mortgage loan insurance technology and processes. It will build a strong foundation for the future. Through this project, we are delivering an improved client experience for lenders and ultimately Canadians by introducing new technology that allows for faster decision making, increased transparency and improved ease of access.

We’ve refocused our efforts to align with the needs of our clients and industry. In 2020, we:

• introduced foundational technology	• launched a new default management request submission platform

• deployed new risk-processing capabilities for portfolio underwriting	• began work on enhanced homeowner claims submissions and arrears reporting tools

Homeowner products

We changed our underwriting policies for all applications for transactional homeowner and portfolio insurance effective 1 July 2020. The changes were made to:

• protect homebuyers • reduce government and taxpayer risk • support the stability of housing markets and curtail excessive demand and unsustainable house price growth

•  reduce the risk to Canadian homebuyers from excessive household borrowing at a time of high economic uncertainty and instability due to the COVID-19 pandemic

•  support long-term financial stability and economic resilience by reducing indebtedness

The federal government temporarily expanded its portfolio insurance eligibility criteria with respect to the maximum amortization length and loan. These short-term changes were implemented in March and expired at the end of 2020. They supported market liquidity and the stability of the financial system by helping mortgage lenders access the Insured Mortgage Purchase Program.

Our homeowner insurance products helped homebuyers purchase over 94,000 housing units across Canada, with just over 16% insured in rural areas of Canada. We also offered a rebate on mortgage insurance premiums for properties that are energy-efficient, benefitting the purchasers of around 350 homes across the country.

Multi-unit products

We implemented a new restriction on the use of funds for equity take-out for multi-unit insurance refinancing. Equity take-out is now permitted only when the funds are used for repairs or reinvestment in housing. This ensured investments focus on the supply and preservation of multi-unit residential housing. Since this change took effect on May 28, our refinance and purchase products provided an additional $6.5 billion to reinvest into residential rental housing.

The Sanctuary of a Home | Annual Report 2020     27

We started consultations with lenders and borrowers across the country to gain insights, seek innovative ideas and discuss solutions to support affordable rental households. The goal of this work is to reposition our multi-unit product for affordable rental housing to increase the supply of affordable rentals and preserve existing affordable rental supply. This work will continue with additional consultations in 2021 on a repositioned product.

Notwithstanding these changes, we experienced higher insured volumes in 2020 as compared to 2019. Units insured under our multi-unit product increased 36% from 2019, with 20,700 new construction units approved.

Multi-unit Flex product – 2020 volumes

CMHC mortgage loan insurance offers flexibilities to encourage the construction, preservation and improvement of affordable rental properties, helping Canadians meet their rental housing needs. Flexibilities include higher loan-to-value ratios, lower debt coverage ratios and reduced premiums. In 2020, flexibilities were approved for over 13,140 units.

Other products and services

Default management tools

In collaboration with private mortgage insurers, we developed a Default Management Playbook to help lenders assist borrowers in their unique pandemic-related circumstance. We also developed a reporting template to track the details of insured mortgages with payment deferrals, allowing us to monitor and report on the proportion of insured loans with a deferral since the pandemic began and the overall performance of our insurance portfolio.

Financial metrics and ratios

Mortgage Insurance

(in percentages)	2020	2019

Loss ratio[1,2]	34.4	13.4

Operating expense ratio	22.7	21.8

Combined ratio	57.1	35.2

Severity ratio	30.5	31.1

Return on equity	8.4	9.1

Return on required equity	10.5	10.6

[1]	Loss ratio on transactional homeowner and portfolio products excluding multi-unit was 45.6% for the twelve months ended 31 December 2020 (19.0% for the twelve months ended 31 December 2019).

[2]	The loss ratio is calculated based on the insurance claims expense incurred over the period, which is estimated based on actuarial modelling of projected economic variables.

The loss and combined ratios increased mainly due to higher insurance claims expense, as a result of a higher unemployment rate and a lower gross domestic product (GDP) caused by the COVID-19 pandemic.

The increase in the operating expense ratio is due to lower earned premiums and fees as explained above.

The severity ratio decreased due to lower claims paid as a percentage of the insured loan amount, partially offset by increased sales proceeds.

The decrease in return on equity was due to higher average equity as a result of the temporary suspension of the dividend, and lower net income mainly due to the combined effect of lower premiums and fees earned and higher insurance claims, as explained above.

(in millions, unless otherwise indicated)	Insurance- in-Force ($B)		Insured Volumes (units)		Insured Volumes[1] ($)		Premiums and Fees Received		Claims Paid[2]
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Transactional homeowner	216	227	94,127	99,855	26,523	27,069	945	958	128	212

Portfolio	114	117	79,800	22,581	19,850	5,910	125	30	10	20

Multi-unit residential	101	85	173,647	127,149	25,097	16,051	939	561	2	4

Total	431	429	347,574	249,585	71,470	49,030	2,009	1,549	140	236

[1]	Portfolio volumes excluded lender substitutions. Portfolio substitutions were 27,270 units and $5,375 million in 2020 (10,117 units and $1,435 million in 2019).
[2]	Claims paid refers to the net cash amounts paid out on insurance claims. This amount does not include social housing mortgage and index-linked mortgage claims.

Insurance-in-force increased by $2 billion (1%) due to new loans insured exceeding the run-off of existing policies-in-force driven by our growth in the multi-unit residential. New loans insured were $71 billion, while estimated loan amortization and pay-downs were $69 billion.

Transactional homeowner volumes decreased by 5,728 units (6%) primarily as a result of the changes to our underwriting criteria. Portfolio unit volumes increased by 57,219 (253%) as a result of the short-term expanded eligibility criteria as announced by the government in response to COVID-19 in conjunction with the IMPP. In addition, multi-unit residential volumes increased by 46,498 (37%) with multi-unit refinancing representing the majority of the increase as borrowers refinanced their loans to benefit from lower interest rates. To further manage the risk to our insurance business, and ultimately taxpayers, during this uncertain time, we have also suspended refinancing for multi-unit mortgage insurance except when the funds are used for repairs or reinvestment in housing. Approximately 99% of the refinanced loans funded building improvements and renovations.

Transactional homeowner insured dollar volumes decreased but not in the same proportion as units due to higher property values. Higher multi-unit and portfolio insured dollar volumes contributed to an overall $460 million (30%) increase in total premiums and fees received, driven by the increase in units as well as an overall increase in loan-to-value leading to higher premiums per unit.

The decrease in claims paid of $96 million (41%) is due to a decrease in transactional homeowner claims. COVID-19 resulted in a delay in court proceedings and borrowers deferring their mortgage payments under the mortgage deferral program.

	2020		2019

	No. of Delinquent Loans	Arrears Rate	No. of Delinquent Loans	Arrears Rate

Transactional homeowner	4,967	0.47%	4,859	0.43%

Portfolio	1,471	0.18%	1,275	0.15%

Multi-unit residential	64	0.25%	67	0.28%

Total	6,502	0.34%	6,201	0.31%

The arrears rate includes all loans more than 90 days past due as a percentage of outstanding insured loans. There were higher reported delinquencies in all regions except for Atlantic and Quebec, which is consistent with employment and house price trends in these regions.

Stabilization Fund

CMHC has managed assets transferred from the Federal Co-operative Housing Stabilization Fund (the Fund) since the termination of its Indenture of Trust in April 2010. The assets transferred from the Fund are available to assist co-ops that have an index-linked mortgage (ILM) and are in financial difficulty. Transferred mortgage receivables under administration during the year remained constant at $40.8 million at 31 December 2020. Other assets transferred from the Fund to CMHC that are available to assist ILM co-ops in financial difficulty were $43.3 million at year end, which included $1.4 million in restricted funds for loan commitments approved but not yet advanced.

The Sanctuary of a Home | Annual Report 2020     29

3.	MORTGAGE FUNDING

What we do

We promote stability in the Canadian financial system by providing access to funding for mortgages in all economic conditions. We do this by enabling approved financial institutions to pool eligible insured mortgages into marketable securities to be sold to investors. The sale of these securities generates funds for residential mortgage financing.

How we do it

We guarantee the timely payment of principal and interest of National Housing Act Mortgage-Backed Securities (NHA MBS) issued by approved financial institutions. We also guarantee Canada Mortgage Bonds (CMB) that are issued through the Canada Housing Trust.

We are responsible for the administration of the covered bond legal framework, another source of mortgage funding that we administer on a cost-recovery basis.

Our products

National Housing Act Mortgage- Backed Securities Program	Canada Mortgage Bonds Program	Canadian Registered Covered Bond Program

•  Provides approved financial institutions with efficient access to mortgage financing in the form of amortizing securities.

•  We guarantee the timely payment of principal and interest payments to investors, which represents the full faith and credit of the Government of Canada.

•  Provides approved financial institutions with efficient and stable access to mortgage funding through the issuance of marketable bullet bonds (principal paid at maturity). Canada Mortgage Bonds are issued through the Canada Housing Trust, with proceeds used to purchase National Housing Act Mortgage-Backed Securities.

•  We guarantee the timely payment of principal and interest payments to investors, which represents the full faith and credit of the Government of Canada.

•  Enables lenders to sell pools of uninsured Canadian residential mortgages to investors.

•  We operate this program on a cost-recovery basis. The program is not guaranteed by CMHC or the Government of Canada.

The following table shows the share of outstanding mortgage credit by funding source and demonstrates the importance of our Mortgage Funding programs.

	All Mortgage Lenders		Large Banks		Other Mortgage Lenders

	2020	2019	2020	2019	2020	2019

CMHC Securitization	28%	30%	19%	22%	54%	51%

Covered Bonds	15%	10%	19%	14%	3%	2%

Other funding sources	57%	60%	62%	64%	42%	47%

Canada Mortgage Bonds

We issued $9 billion of three-year CMB to capture additional investor and funding demand. This issuance created an additional term during the crisis through which issuers could access funding to support housing-related lending to Canadians. In addition, we issued $15 billion of 10-year CMB, representing a 70% increase from 2019 and a record-level of funding for affordable multi-unit lending.

In June, we announced our intention to introduce changes (effective 1 January 2021) to the allocation methodology for 10-year CMB issuances to provide priority access for social housing and affordability-linked pools. Our capacity to deliver funding sufficient to meet lender demand for these priority pools will benefit from recent efforts to increase investor appetite for 10-year CMB.

National Housing Act Mortgage-Backed Securities

We introduced flexibilities for liquidation treatment for NHA MBS pools in August. This will accommodate the recommended mortgage insurance default management tools intended to assist borrowers facing financial difficulty. As a result, under certain conditions, issuers were not required to remove a loan from the pool if a borrower was experiencing financial difficulty because of the COVID-19 pandemic and had accessed default management tools. The changes were intended to:

• ease possible liquidity pressure on issuers	• support our overall financial stability mandate

• minimize impacts on NHA MBS investors

Financial metrics and ratios

Mortgage Funding

(in percentages)	2020	2019

Operating expense ratio	8.3%	9.3%

Return on equity	20.4%	19.4%

Return on required equity	42.5%	36.1%

The operating expense ratio has decreased from 2019 as guarantee and application fees earned were higher due to fee increases in recent years combined with increased volumes as explained below.

Return on equity was higher due to the increase in net income driven by higher guarantee and application fees earned as explained above under Revenues and expenses, partially offset by the increase to average equity as a result of the temporary suspension of the dividend in 2020.

Our Mortgage Funding return on required equity increased due to the combined effect of an increase in net income as explained above, and a decrease in average required equity for the year as a result of the revised economic capital methodology of calculating required equity as described below in the Capital Management section.

	Total Guarantees- in-Force ($B)		New Securities Guaranteed ($B)		Guarantee and Application Fees Received[1]

(in millions, unless otherwise indicated)	2020	2019	2020	2019	2020	2019

National Housing Act Mortgage-Backed	232	249	172	134	708	518

Securities (NHA MBS)

Canada Mortgage Bonds (CMB)	257	244	53	40	196	146

Total	489	493	225	174	904	664

[1]	Guarantee and application fees received for National Housing Act Mortgage-Backed Securities; guarantee fees received for Canada Mortgage Bonds.

Guarantees-in-force decreased by $4 billion (1%) due to maturities and principal runoff exceeding new issuances and guarantees.

New securities guaranteed increased by $51 billion (29%) as a result of financial institutions accessing our programs for additional sources of liquidity. The increased limit on CMB issuances in conjunction with the introduction of the IMPP drove higher NHA MBS and CMB volumes.

The government increased our annual limit on NHA MBS to $295 billion and on CMB to $60 billion in 2020 for overall market liquidity (2019 – $140 billion and $40 billion, respectively). These limits were increased for 2020 only to support financial stability in Canada during the pandemic. The increased demand for NHA MBS and CMB led to higher Tier 2 NHA MBS volumes, which carry a higher guarantee fee, compared to 2019. As a result, guarantee and application fees received increased by $240 million (36%).

The Sanctuary of a Home | Annual Report 2020     31

Housing analysis and research

What we do

We deliver applied research and analytical expertise on:

•	housing supply

•	housing needs and inclusion
•	resiliency and market stability to identify solutions that accelerate housing affordability

•	inform our policy advice and product development

How we do it

We expand partnerships and improve coordination and knowledge exchange with:

•	government

•	academia
•	industry

•	community-based organizations

Together, we identify and respond to information gaps to better understand housing affordability and needs especially for those people who are in the most vulnerable.

We listen to those that have lived experience and to those trying to solve affordability issues in housing markets. We work to incorporate their knowledge into our research planning, performance and knowledge mobilization activities.

We anticipate future risks and foster opportunities from changes in the housing sector to enable evidence-based solutions to new housing challenges.

Working from data and information developed through our research and analysis activity, we provide evidence-based policy recommendations to the Government of Canada.

Research and publications

Our research created new knowledge of the housing needs and conditions of vulnerable populations including those:

•	who have faced evictions

•	living in shelters

•	who self-identified as visible minorities

Together with Statistics Canada, we released the first nation-wide Proximity Measures Database to identify neighbourhoods where developing affordable housing can achieve higher levels of social inclusion. Projects were completed through our Research and Planning Fund on the effectiveness of wrap-around supports for immigrants and how housing conditions affect the health of those who are vulnerable.

Housing policy

We finalized all bilateral agreements through which provinces and territories deliver and cost-match federal funds from the National Housing Strategy to help them:

•	address regional housing priorities

•	support community housing

•	provide housing support for those who need it most

In addition, $299 million was announced for Reaching Home: Canada’s Homelessness Strategy, led by Employment and Social Development Canada.

Housing innovation Innovation relies on accessible information and opportunities to publicly showcase and discuss new approaches. We created a Housing Innovation Ecosystem Map to help innovators navigate the resources and institutions that can help bring their ideas to life. We also joined with UN Habitat and the Urban Economic Forum to launch the World Urban Pavilion. This global hub advances knowledge in urban development and allows CMHC to share innovations in affordable housing while learning from others around the world. Working collaboratively with the private market, we laid the foundation to launch a private Property Technology startup in 2021. This will improve the rental housing experience for both prospective tenants and landlords. As an entry point into the market, the initial focus is to enable home-sharing arrangements. This will align people in need of housing and people with available space. By repurposing just 1% of the approximately 12 million empty bedrooms in Canada, this solution could provide much-needed housing for more than 100,000 Canadians. We also proudly invested in social technology and innovation startup HelpSeeker. We are helping to help scale its innovation, research, community engagement and technology to more regions in Canada. HelpSeeker’s application is digitally transforming the social safety net and has been crucial in connecting people who are vulnerable with housing, mental health, domestic violence or other resources. HelpSeeker’s services will make a significant contribution to the government’s efforts to eliminate chronic homelessness. We’re identifying and responding to information gaps to better understand housing affordability and needs—especially for those people who are the most vulnerable. The Sanctuary of a Home | Annual Report 2020 33

SPOTLIGHT: The Housing Data Exchange launches its first application Accurate and timely housing data insights and information helps decision makers make evidence-based housing decisions. In 2020, we were able to achieve an important milestone toward our goal to create a Housing Data Exchange. We launched the first application designed for the Exchange, the Mortgage Industry Data Analytics Application (MIDAA). The Housing Data Exchange will be a series of applications and tools designed to: close data gaps and drive sound business decision making improve housing affordability through up-to-date, standardized data simplify the exchange of data tailor the experience to maximize usability and impact gain new insights Our goal is to give lenders, investors, builders, developers, policy makers, economists, academics and think-tanks data designed to fuel and inform data-driven decisions on housing. 34

MIDAA provides lenders, issuers and investors with access to two different interactive reports: Mortgage 360 is an interactive report focused on helping lenders benchmark their CMHC-insured portfolios against their peers. It also provides metrics on things like mortgage origination and default rates to identify outliers in performance. Securitization Analytics is an interactive report focused on helping National Housing Act Mortgage-Backed Securities issuers and investors analyze the performance of NHA MBS pools, assess pre-payment risk and predict performance as well as pricing of uninsured mortgages. Both MIDAA reports are tailored to financial institutions with the goal of contributing to the stability of Canada’s financial system by allowing users to better understand performance and risk data. As with any project, we took away valuable insights that will help us with the Housing Data Exchange and other applications: We need to bring applications to targeted audiences. Localized data insights are important to understand the priorities for affordable housing. We must be rigorous around data governance and security. Our vision is to make it easier to understand housing by providing data and insights tailored to the user. For us, MIDAA is proving that not only is this possible, but also that applications and tools like this are allowing us to make great strides toward attaining our 2030 aspiration. We can only reach our 2030 aspiration if we, and everyone in the housing sector, have access to the data and insights needed to make good decisions toward housing affordability. The Sanctuary of a Home | Annual Report 2020 35

Capital management

Regulatory environment

In light of the pandemic, most consultations with the Office of the Superintendent of Financial Institutions (OSFI) were put on hold during the first half of 2020 and gradually resumed during the second half of the year.

The COVID-19 Emergency Response Act amended the Canada Mortgage and Housing Corporation Act (CMHC Act) effective 25 March 2020 to authorize the Minister of Finance, with the approval of the Governor in Council, to make payments to us out of the Consolidated Revenue Fund for the purpose of increasing our capital by up to $10 billion.

Total requirements for First-Time Home Buyer Incentive mortgages

We implemented the Mortgage Insurer Capital Adequacy Test (MICAT) Total Requirements for the First-Time Home Buyer Incentive insured Mortgages Advisory on 1 January 2020. This Advisory complements other MICAT Guidelines and sets out a new method for calculating the reciprocal of loan-to-value (LTV) ratio6. For First-Time Home Buyer Incentive insured mortgages, the reciprocal of LTV ratio is the weighted average of the reciprocal of LTV ratio calculated using the:

•	outstanding balance of the loan (prior method)

•	sum of the outstanding balance of the loan and the shared equity amount

Capital frameworks

For our Assisted Housing activity, we maintain a reserve fund pursuant to Section 29 of the CMHC Act. Our Lending programs operate on a break-even basis over the long term, however, a portion of their earnings are retained in this reserve fund in order to account for potential future interest rate and credit risk exposure on our loans. Unrealized fair value market fluctuations and remeasurement losses on defined benefit plan liabilities are absorbed in retained earnings. We do not hold capital for our Assisted Housing activities, as they do not present material financial risks to CMHC.

For our Mortgage Insurance activity, our capital management framework follows the Office of the Superintendent of Financial Institutions regulations with respect to the use of the Mortgage Insurer Capital Adequacy Test (MICAT) as our economic capital is lower than the regulatory capital requirements established by OSFI; therefore, regulatory capital is the binding constraint for required capital. We try to be a standard setter as a risk manager and to price our mortgage insurance products to ensure an adequate return in order to preserve effective competition.

For our Mortgage Funding activity, our capital management framework follows industry best practices and incorporates regulatory principles from Office of the Superintendent of Financial Institutions, including those set out in Office of the Superintendent of Financial Institutions’ Guideline E-19: Own Risk and Solvency Assessment, and those of the Basel Committee on Banking Supervision. Our capital adequacy assessment uses an integrated approach to evaluate our capital needs from both a regulatory and economic capital basis to establish capital targets that take into consideration our strategy and risk appetite.

[6]	Reference: Office of the Superintendent of Financial Institutions MICAT Total Requirements for FTHBI Mortgages.

Ratios

The table below presents our capital management ratios as at 31 December.

(in percentages)	2020	2019

Mortgage Insurance: capital available to minimum capital required (MICAT)	234%	195%

Mortgage Funding: available equity to required equity[1]	263%[2,3]	190%

[1]

Prior to implementing the updated economic capital methodology for Mortgage Funding on 25 November 2020, this ratio was calculated using the Capital Floor methodology when determining required capital.

[2]	The available capital to required capital as at 31 December 2020 from an economic viewpoint is 176%.
[3]	Represents the available equity to required equity from an accounting viewpoint that excludes unearned premiums and fees from required equity.

Our MICAT ratio increased by 39 percentage points mainly due to the increase in available equity, driven by the temporary suspension of the dividend in 2020. Capital required for insurance risk also decreased due to lower insurance-in-force in 2020. We remain adequately capitalized as at 31 December 2020.

Our Mortgage Funding available equity to required equity is 73 percentage points higher than in 2019 due to the increase in available equity and the decrease in required equity as a result of the revised methodology to calculate capital required.

Refer to the Consolidated Financial Statements note 10 – Capital Management for further disclosure on capital management.

National Housing Strategy update

Canada’s National Housing Strategy (NHS) is a 10-year plan that prioritizes the housing needs of people in vulnerable populations and gives more Canadians a place to call home. It is backed by $70+ billion, which includes $13+ billion committed through the 2020 Fall Economic Statement. Our strategy promotes diverse communities and creates a new generation of housing that is mixed-income, mixed-use, accessible and sustainable.

Ongoing reporting for the NHS is presented through the Place to Call Home website (www.placetocallhome.ca). Below are the key NHS programs and initiatives that we delivered, and achievements as of 2020.

National Housing

Co-investment Fund[1]

Launch:  May 2018

Funding:  $13.2 billion in loans and forgivable loans from 2018/19 to 2027/28

Output:   60,000 new housing units 240,000 repaired housing units

Status:   On track

Supports the construction, repair and renewal of community and affordable housing. It provides long-term, low-interest loans and/or forgivable loans. The initiative prioritizes housing for vulnerable populations and sets minimum requirements for energy efficiency and accessibility.

Achievements

• As of 31 December 2020, we have committed over $1 billion in forgivable loans/contributions and close to $2 billion in repayable loans which will support the construction of over 12,400 new units and repair/renewal of 65,900 units. Of the funding committed, over $2 billion was financially committed.

Rental Construction

Financing initiative[1]

Launch:  April 2017

Funding:  Including $12 billion announced in 2020, funding is $25.75 billion in loans from 2017/18 to 2027/28

Output:   71,000 new housing units

Status:   On track

Provides low-cost insured loans to increase the supply of rental housing.

In 2020, the Federal Government expanded funding for the RCFi, by $12 billion. This initiative will provide a total of 71,000 new housing units. This would be the third expansion of the initiative and bring the program to a total of $25.75 billion over 11 years.

Achievements

• As of 31 December 2020, we committed close to $8.4 billion in financing, which will support the construction of over 24,900 units. Of the funding committed, over $4.8 billion was financially committed.

Affordable Housing Innovation Fund[1] Launch: September 2016 Funding: $200 million from 2016/17 to 2020/21 Output: 4,000 new housing units Status: On track

This fund encourages new funding models and innovative building techniques to support the next generation of housing in Canada.

Achievements

• As of 31 December 2020, we committed over $183 million to projects, which will support the construction of over 17,600 units, of which over 15,100 units are affordable, significantly exceeding initial targets. Of the funding committed, over $148 million was financially committed.

[1]	Committed and financial commitment definitions are provided in the Glossary.

Federal Lands Initiative[1] Launch: February 2019 Funding: $200 million from 2017/18 to 2027/28 Output: 4,000 new housing units Status: On track

This initiative helps transfer surplus federal lands and buildings to be developed or renovated to affordable housing. Eligible applicants receive properties at a discount or at no cost.

Achievements

• As of 31 December 2020, we have committed over $20 million, which will support the creation of over 1,600 units through nine properties. Of the funding committed, over $7 million was financially committed.

Rapid Housing Initiative (RHI) Launch: October 2020 Funding: $1 billion from 2020/21 to 2021/22 Output: 3,000 new permanent housing units Status: On track

This initiative supports the construction of permanent, new affordable housing units to address urgent housing needs for people who are vulnerable. Contributions are available to predetermined municipalities that were identified based on highest levels of renters in severe housing need and people experiencing homelessness as well as through an application-based process.

Achievements

• As of 31 December 2020, $698 million was financially committed to projects, which will support the construction of over 3,400 units.

Federal/Provincial/Territorial Housing Agreements

Funding:  $15.1 billion from 2018-19 to 2027-28 (federal and provincial, territorial (PT) funding)

Output[2]: Maintain 330,000 housing units in social housing

       Increase rent-assisted housing units by approximately 50,000 units

       Maintain and repair Urban Native Social Housing units available to low-income households

       Repair at least 60,000 existing social housing units

       Support at least 300,000 households through a Canada Housing Benefit

Status:   Due to the pandemic, the 2019/20 deadline for NHS Bilateral agreement claims has been extended, therefore committed funding and units are currently understated. Work continues with the remaining six PTs to finalize Canada Housing Benefit addenda

The Federal/Provincial/Territorial Housing Partnership Framework asserts a shared vision for housing and sets the foundation for bilateral agreements on the delivery of key National Housing Strategy initiatives. Provinces and territories deliver and cost-match federal funds from the strategy through bilateral agreements with CMHC.

Includes: Province and Territory Priority Funding , Canada Community Housing Initiative, Targeted Support for Northern Housing[3] and Canada Housing Benefit.

Achievements

• As of 31 December 2020, the territories committed $60 million in Northern funding to support over 800 units. Provinces and territories committed over $78 million to support over 30,400 units under the Canada Community Housing Initiative. Provinces and territories committed over $192 million to support over 45,400 units under PT Priority Funding. We signed Canada Housing Benefit addenda with seven provinces, which committed close to $10 million to support over 5,800 units.

[1]	Committed and financial commitment definitions are provided in the Glossary.
[2]	Outputs are described in the Federal/Provincial/Territorial Housing Partnership Framework and targets will be confirmed through bilateral agreements and program design.
[3]	This initiative recognizes a unit as committed once a formal claim is processed for reimbursement.

The Sanctuary of a Home | Annual Report 2020     39

Federal Community Housing

Initiative – Phases 1 and 2

Launch:  April 2018 (Phase 1);

       September 2020 (Phase 2)

Funding:  $38 million from 2017/18 to 2019/20;

       $462 million from 2020/21 to 2027/28

Output[2]: Maintain affordability for 27,940 community housing units (Phase 1)

       Maintain affordability for 11,000 low-income community housing units (Phase 2)

Status:   On track

This initiative keeps housing affordable for low-income tenants. Phase 1 extended subsidies for federally administered projects with expiring operating agreements until 31 March 2020. The launch of Phase 2 was originally planned for 1 April 2020. We delayed the launch to enhance the design of the program to meet community housing providers’ needs, especially in light of COVID-19. To avoid funding interruptions, federally administered housing providers whose operating agreements ended between 31 March and 31 August 2020 and were in the process of enrolling to FCHI-2, continued to receive their current level of federal assistance under the same terms and conditions of their expired operating agreements with CMHC until 31 August 2020.

Phase 2, launched on 1 September 2020, is composed of two funding streams. The first and main stream provides rent supplement assistance to community housing providers to ensure that low-income households continue to receive rental support; and the second stream provides temporary transitional funding to help at-risk providers transition to the new program.

Achievements

• As of 31 March 2020, Phase 1 subsidy extensions supported over 24,600 households representing a total investment of $33 million.

• From 1 April to 31 August 2020, we continued to support over 26,700 units representing a total investment of close to $10 million until the launch of Phase 2.

• As of 31 December 2020, Phase 2 rental assistance has provided over $8 million in rent assistance to over 5,000 low-income units, supporting over 23,800 community housing units.

Community Housing Transformation Centre (the Centre) and Community-Based Tenant Initiative Launch: April 2019 Funding: $69 million from 2017/18 to 2027/28 Status: On track

The Centre and the Community-Based Tenant Initiative provide support and capacity building within the community sector. They also contribute to various local organizations that provide information on housing options and housing-related financial literacy to vulnerable populations. In 2020, the Centre rolled out its programs and activities across the country as planned despite COVID-19.

Achievements

• As at 31 December 2020, $14 million was provided to the Centre.

• A total of 148 applications have been received, out of which 83 applications have been awarded.

First-Time Home Buyer Incentive

Launch: September 2019

Funding:  $1.25 billion in loans from 2019/20 to 2021/22

Output:   Assist up to 100,000 first-time homebuyers

Status:   Target is based on available funding. The number of first-time homebuyers assisted is expected to be lower, reflecting actual take-up for this novel program

This initiative helps qualified first-time homebuyers reduce their monthly mortgage payments without increasing their down payment. The First-time Home Buyer Incentive shared-equity mortgage is one where the government has a shared investment in the home. As a result, the government shares in both the upside and downside of the property value. In 2020, the government announced an expansion of the First-Time Home Buyer Incentive to enhance eligibility in the higher priced markets of Toronto, Vancouver and Victoria, raising the annual household income threshold from $120,000 to $150,000 in these cities.

Achievements

• As of 31 December 2020, we approved over 10,600 applications, representing $193 million in Shared Equity Mortgages.

Shared Equity Mortgage Providers Fund

Launch:  July 2019

Funding:  $100 million in loans from 2019/20 to 2023/24

Output:   Assist 1,500 first-time homebuyers

Assist in the creation of 1,500 projected new homeownership units

Status:   On track

This fund supports existing shared equity mortgage providers. Repayable loans are offered to eligible proponents to commence new housing projects where shared equity mortgages will be provided (Stream 1) or to fund lending directly through shared equity mortgage providers to first-time homebuyers (Stream 2).

Achievements

• As of 31 December 2020, one agreement was signed for $4 million assisting in the creation of over 600 new homeownership units.

Research and Data Initiative Funding: $241 million from 2018-19 to 2026-27 Status: On track

We are enhancing housing research and data to identify issues and innovative solutions. We are also assessing the impact of housing policies and shaping the National Housing Strategy.

Achievements

• We presented four awards through CMHC’s Housing Research Award Program to recognize and advance world-class housing research being done in Canada.

• We supported 47 Solutions Labs, 24 Demonstration Initiatives, 16 recipients of the Housing Research Scholarship Program, as well as 6 research teams through to Stage 2 to establish the Collaborative Housing Research Network. The Research and Planning Fund awarded 9 new projects and had 21 projects underway of which 6 were completed.

• We continued to increase membership in our Expert Community on Housing, with numbers surpassing 1,000 members in this virtual community of practice.

• We released the full Canadian Housing Survey cycle 1 data which included the social inclusion index, income mixing index and proximity measures, all linked to the CHS microdata.

Housing Supply Challenge Funding: $300 million from 2020-21 to 2024-25 Status: Launched

The Housing Supply Challenge (HSC) invites citizens, housing experts and housing organizations from across Canada to propose innovative solutions to the barriers that limit the housing supply. Funding is available through multiple rounds of the Challenge, each of which will foster a demonstration effect for new solutions and cultivate the creation and development of partnerships. The Housing Supply Challenge will result in new ideas and solutions that will help more people find an affordable place to call home.

Achievements

• First challenge launched in October 2020.

The Sanctuary of a Home | Annual Report 2020     41

Human rights-based approach to housing

National Housing Council Launch: November 2020 Status: Launched

The Council, with diverse representation, will further housing policy by providing advice to the responsible Minister on, among other things, the effectiveness of the National Housing Strategy with the aim of improving housing outcomes.

Achievements

• On National Housing Day, 22 November 2020, the government announced the members of Canada’s first National Housing Council. The Council comprises people with diverse backgrounds, expertise and experience, selected based on leadership in their respective fields, professional expertise and/or lived experience of housing need or homelessness.

Expert Panel on the Future of Housing Supply and Affordability Launch: September 2019 Status: Launched

For the best advice to increase housing supply that meets Canadians’ needs, Budget 2019 announced an Expert Panel on the Future of Housing Supply and Affordability, jointly established by the Government of Canada and the Province of British Columbia.

Achievements

• Since January 2020, the panel has sought insights and ideas from more than 100 experts, academics, researchers, urban planners, urban economists, Indigenous peoples, municipal housing policymakers and reviewed submissions from more than 2,000 members of the public. An interim What We Heard report of the Panel’s findings is now available.

Even as we launched new programs in response to urgent housing needs caused by the COVID-19 pandemic, we continued to track strong progress toward the ambitious goals of the National Housing Strategy. The Sanctuary of a Home | Annual Report 2020 43

People matter

Our people are our biggest asset in our work to serve Canadians. Below are some of the activities we undertook in 2020 to support our employees in difficult times and into the future.

Focus on employee well-being

In 2020, we shifted our focus from wellness and mental health to overall employee well-being. This allows us to expand our efforts to address our employees’ needs, from financial well-being to physical, mental and social well-being. CMHC’s Workplace Well-being portal provides all our employees with easy access to various supports, resources and e-learning materials. We believe that employee well-being is a shared commitment and responsibility of both leadership and employees.

Response to COVID-19

Ensuring both the physical and psychological health and safety of our employees and their families was our top priority during the pandemic. We took a number of steps to support this overarching goal:

•	We committed that no employee would lose their job as a result of COVID-19.

•	We created a crisis communications team to regularly update employees on COVID-19-related developments.

•	We limited potential exposure to the virus by closing or limiting access to our offices early in the pandemic.

•	We identified mission critical positions and ensured they were fully staffed.

•	We introduced changes to our leave policies (including a new COVID-19 leave allocation for employees who were unable to work during the pandemic).

•	We provided employees and their families with access to additional mental health resources/support specific to COVID-19.

Leadership

We built on our 2019 success with coaching. We continued to offer a program comprised of multiple coaching modalities as part of a broader objective to enhance our leadership capabilities. Coaching is considered essential to advance our Results Only Work Environment™, where employees are 100% autonomous and 100% accountable, and is an expectation set out in CMHC’s Leadership Contract.

Investment in our workspace and technology

The renovation of our Ottawa office continued in 2020. As part of our workplace transformation, this renovation will create a technologically enabled workspace to promote teamwork and wellness and support our diverse workforce. We are pursuing a Leadership in Energy and Environmental Design (LEED) certification to create a best-in-class example in Canada that demonstrates environmentally responsible building practices. Due to a slight delay caused by the pandemic, our new space is expected to be ready in the summer of 2022.

SPOTLIGHT: Taking steps to dismantle systemic racism within CMHC In June 2020, in the aftermath of the murder of George Floyd and other racist incidents in the U.S. and Canada, CMHC issued a forceful statement rejecting the racism that persists against Black, Indigenous and other people of colour (BIPOC) in Canada every day. Racism has existed for centuries and only a sustained and focused effort will eliminate it. CMHC has started our own anti-racism journey by committing to a plan of action to support Black and other racialized colleagues within our company. Although CMHC has been recognized as one of Canada’s Top Diversity Employers, the Black Lives Matter movement and the anguish expressed by many of our racialized colleagues caused us to take a closer look our own operations. What we learned was sobering: very few of our people leaders are Black, Indigenous or people of colour. We have committed to do better to build a diverse and inclusive workforce that reflects Canadian society at all levels of the organization. Our goals are set out in the accompanying table. Ultimately, our intention is to make CMHC a place where everyone feels they belong. “CMHC has started our own anti-racism journey by committing to a plan of action to support Black and other racialized colleagues within our company... Ultimately, our intention is to make CMHC a place where everyone feels they belong.” The Sanctuary of a Home | Annual Report 2020 45

	CMHC TOTAL				LEADERS*

Group	2020 Actual (as of Dec. 31, 2020)	2020 Target	2021 Target	2025 Target	2020 Actual (as of Dec. 31, 2020)	2020 Target	2021 Target	2025 Target

Women	53.4%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%

Visible Minority	32.7%	24.5%	28.4%	29.8%	19.2%	24.5%	20.0%	29.8%

Black Employee Segment	6.7%	N/A**	3.5%	3.5%	3.6%	N/A**	2.5%	3.5%

Indigenous	2.8%	2.8%	2.6%	3.3%	1.1%	2.8%	1.3%	3.3%

Persons Living with Disability	10.6%	6.9%	9.4%	10.4%	9.9%	6.9%	9.7%	10.4%

LGBTQ2+***	4.0%	Targets to be set as information becomes available			4.9%	Targets to be set as information becomes available

* Employee with direct reports and individual contributor who are Advisor and higher.

** Targets were established in 2020 starting with 2021.

*** Establishing benchmark difficult due to lack of comprehensive data on Canadian representation. Based on voluntary self-identification; actuals may be higher.

Notes:

•	These targets are the minimum representation and reflect Census data. CMHC’s goals is to have a diverse employee population and it continuously aims to exceed these minimum targets.
•	COVID-19 may impact future labour market availability; the targets will be revised based on 2021 Census data and reflected in future plans.
•	Establishing benchmark for LGBTQ2+ is difficult due to lack of data on Canadian representation. Based on voluntary self-identification; actuals may be higher.

Beyond just numbers, we are determined to promote an equitable future. We are participating in the BlackNorth Initiative and have made eight specific commitments in a focused effort to eliminate racism within our company. These commitments have been strongly endorsed by our Board of Directors.

Reconciliation with First Nations, Inuit and Métis peoples is also a critical component of our journey to build an equitable workplace. In 2020, we appointed a special advisor to oversee a new framework for reconciliation that is being guided by Indigenous people. From culture to relationships, this will affect all facets of CMHC. We will also work with Indigenous colleagues to co-develop and deliver programs and implement internal policies, procedures and practices to meet their needs.

We have taken quick actions to build the equity foundation. We have:

•	engaged with Network of Black Leaders (NoBLe) and Indigenous Employee Circle (IEC) employee resource groups

•	increased knowledge of and facilitated internal dialogues on allyship, unconscious biases and racism

•	implemented steps toward equitable hiring practices

•	worked with external groups to complement our employee resource groups in exposing racism and promoting equity and fairness at CMHC

•	established a task force to lead our anti-racism and equity work that will report to CMHC’s Executive Committee and CEO

•	created the new position of Chief Equity Officer to guide the development and implementation of an anti-racism and equity strategy (hiring will proceed in 2021)

This is just the beginning. Through ongoing dialogue with BIPOC and other marginalized and equity-seeking colleagues, we will learn, unlearn and build as we go.

        Our commitments

1. Support We will work with CEE Centre for Young Black Professionals and similar organizations elsewhere in Canada to secure stronger support for our Black colleagues;

2. Conversation We will work with Monumental on a new initiative to promote fairness, justice and an equitable recovery, in support of our commitment to a continuing conversation;

3. Accountability

We already measure and publish targets for representation of Indigenous persons and people of colour; we will add representation goals for Black and racialized people among our people leaders and senior management;

4. Policy review

We will re-assess all our policies and practices through a racialized lens to eliminate discrimination, specifically including the following with the help of those with lived experience:

a)  ensure the enforcement of anti-racism standards to our Code of Conduct;

b)  proactively use our programs (including NHS initiatives) specifically to help Black and racialized Canadians; and

c)  help ensure that Black and racialized people have equal access as tenants in CMHC-funded buildings and recourse against discriminatory landlords.

5. Mental health We will reinforce our support for the unique mental health of our Black and racialized colleagues—ensuring that they receive counselling from people who are similarly affected;

6. HR practices

We will involve people with lived experience of racism in a re-assessment of both our recruiting, evaluation and promotion processes and our Diversity and Inclusion efforts to eliminate barriers to Black and racialized colleagues;

7. Training

We will (a) offer leadership training and professional development to support the progress of Black and racialized employees at CMHC and (b) provide mandatory anti-racism training for all staff; and

8. Statement

We prepared a corporate statement rejecting racism, white supremacy and atoning for past racism and insensitivity, including our role in funding the forced resettlement of Black people, most notably from Halifax’s historic Africville and Hogan’s Alley in Vancouver.

The Sanctuary of a Home | Annual Report 2020     47

Climate change

Housing and climate change

There are many ways that housing contributes to climate change—from our use of energy for heating and cooling, to carbon-intensive building materials and processes, to the way that city design influences our personal carbon footprint. Our housing is also significantly affected by weather and climate-related perils, such as flooding and wildfires. In addition to threatening health and safety, these physical climate risks may also imperil housing affordability and system stability.

As we strive toward our aspiration of housing affordability for all by 2030, we are making significant investments in housing today. Yet the transition to carbon neutrality and the manifestation of physical climate risks will linger for decades.

Our imperative now and in the future is to understand all the opportunities and risks associated with reorienting Canada’s economy and the housing system toward climate compatibility—one that is both low-carbon and climate-resilient. So our immediate challenge is to develop a robust climate change strategy that includes actions relating to mitigation and adaptation, while remaining rooted in our 2030 aspiration.

Governance

Recognizing this imperative, CMHC’s Board of Directors has identified climate change as a defining factor in our long-term outlook. In 2020 the Board provided direction on establishing CMHC’s first-ever climate change strategy that complements our overall aspiration. The Board also began to establish oversight protocols including climate-related results, targets and measures.

The Board Risk Committee continued to assess climate-related risks both to CMHC itself, and to the housing system as a whole. This longer term program of work will include assessing climate-related physical risks as well as transition risks.

As part of its role in establishing and executing on our corporate strategy, our Executive Committee engaged extensively in 2020 on understanding climate change and its effect on the housing system, and identifying more precisely the risks and opportunities available to CMHC.

In 2020 we appointed our first-ever Chief Climate Officer, with a mandate to refine and develop our climate change strategy, and focus CMHC’s resources toward addressing climate change and housing. Recognizing the importance of climate change, the CCO is a member of our Executive Committee and reports directly to the President and CEO.

Strategy

Our Chief Climate Officer leads the development and implementation of CMHC’s climate change plan. Our strategy begins with our climate change aspiration:

“By 2050,

Canadian homes and communities will be climate compatible and resilient.”

Achieving this aspiration will require us to make fundamental changes to our housing and housing finance systems. CMHC will support these changes through a well-coordinated plan.

Our plan specifies three main roles for CMHC:

CMHC as change agent: In this role we will seek to build system-wide capacity to understand and act on climate change at the housing unit and community level. This will be done in order to influence and drive changes to housing design, development and operations for units, buildings and communities to be climate compatible. Examples of initiatives include:

•	Develop climate data analytics information infrastructure and capabilities to understand and address exposures and at-risk populations (e.g. flood risk mapping and analysis);

•	Build on our data exchange to link climate data and housing data to make it widely available;

•	Lead and explore new ways of working with and convening housing sector participants, with an emphasis on those who do not typically collaborate;

•	Build partnerships and demonstrate leadership in housing and climate change to promote system-level changes (community development, new forms of housing, building codes);

•	Be a leader in implementing climate change best practices when running our business by reducing the energy consumption of our facilities and IT activities, considering the climate effects of employee transportation, and considering Environment, Social and Governance (ESG) principles in managing our financial investments.

CMHC as risk enabler: Under our mandate, CMHC can enable risk taking, and in some cases absorb risk, in order to promote climate change action in the housing system. This will help ensure the stability of the housing finance system, particularly as we go through the transition to a lower carbon economy, and will also support people and communities that are vulnerable. Examples include:

•	Use system risk data to drive new product innovations to address longer-term changes in the housing system;

•	Enabling risk taking using our ability to manage and absorb risk through direct lending, mortgage insurance and securitization, including “green” mortgage and securitization products;

•	Use our insurance, lending and guarantee tools to incent climate compatible behaviours and actions.

CMHC as solutions architect: Under our housing programs and commercial products, CMHC is able to provide incentives and support for climate change action throughout the housing system. This will accelerate adaptation to climate risks, and promote carbon emissions mitigation to ensure long-term housing affordability. Some examples are:

•	Providing incentives and support for climate change action through programs, such as those for energy efficiency retrofits, as well as building climate compatibility into the full range of National Housing Strategy programs;

•	Working with federal departments to influence overall climate change policy function;

•	Ensuring that the needs and priorities of people and communities who are vulnerable are at the heart of climate change policies and practices.

Climate-related risks

Understanding and responding to climate-related risks is an important part of our strategy. The transverse nature of these risks means that they do not represent a new risk category for CMHC, but rather an exacerbating factor for risks we manage through our enterprise risk management framework (see the Risk Management section for more details).

Our current approach to integrating climate-related risks in the risk management framework relies on existing governance and processes. We have identified our activities exposed to climate-related risks and have begun building models to better quantify those risks. Examples are highlighted below.

Climate Risks	Transition	Physical

Drivers	Policy | Technology | Market Sentiment | Liability	Acute Events | Chronic Changes

Horizon	Medium Term to Long Term	Long Term

Insurance / Credit	Shifts from carbon-intensive sectors may reduce employment, challenge affordability and increase probabilities of default and loss given default in certain geographic areas.

Extreme hazards or chronic changes may incite migration away from certain geographies, reducing local economic growth and creating knock on effects to affordability, probabilities of default and loss given default.

Operational	CMHC could be subject to litigation due to a failure to disclose or effectively manage climate-related risks.	Property risk assessment and valuation modelling subject to higher uncertainty, non-linear effects due to severe physical changes in geographic areas.

Market

Transition risk drivers may generate abrupt changes in investor expectations about housing finance system participants’ exposure to climate-sensitive sectors, which may lead to market disruptions, such as ratings downgrades and changes in asset valuations.

Physical risk drivers may lead to shifts in investor expectations about housing finance system participants’ exposure to climate sensitive geographies, which may lead to market disruptions, such as ratings downgrades and changes in asset valuations.

We will continue to build our capabilities related to the identification and management of climate risks by prioritizing our efforts on those risks we assess to be material to our strategy, businesses, and financial planning. Our prioritization of transition risk scenarios via the ORSA process in 2021 will provide a clearer view on materiality and will better focus our efforts in the future. In addition to conducting targeted analyses to measure and assess materiality, we will formalize our climate risk taxonomy and begin embedding it into our risk management framework pillars. We will also set out our vision for cascading climate-related factors into our modelling and analytics strategy.

Example of climate risk analysis

One area where we have made inroads to quantify possible financial impacts of physical climate risks is with respect to assessing Canada-wide exposure to riverine flooding. Our analysis indicates that up to 400,000 homeowner properties across Canada may be exposed to this type of flood hazard based on a 1 in a 100 year return period. We estimate the total value of those exposed properties to be approximately $199 billion. On a geographic basis, our results suggest that 91% of the exposed homeowner properties are located in four provinces, i.e., Ontario, British Columbia, Quebec, and Alberta.

Within CMHC’s own homeowner mortgage loan insurance portfolio, there are about 40,000 properties exposed to riverine flooding with an estimated market value of $7.2 billion. On a unit basis, those 40,000 properties represent about 3.6% of total homeowner units insured by CMHC, while the “value at risk” represents roughly 3.2% of our total homeowner insurance-in-force as of Q2 2020. This exposure is not material to our mortgage insurance claim provision because our coverage excludes property damage caused by force majeure. However, we consider the protection gap in riverine flood insurance coverage to be an emerging threat, due to the potential for these risks to affect overall financial stability.

In 2021, we will extend our riverine spatial analysis work to understand the intersection of flood risk and socio-economic vulnerabilities in the homeowner market; we will also expand the analysis to include multi-unit and assisted housing properties. In addition, we will begin to build the suite of capabilities necessary to integrate natural hazards and climate change into CMHC’s assessment of property risks.

Resilience of our strategy under different climate scenarios

The Task Force on Climate-related Disclosures (TCFD) recommends that organizations assess the resilience of their strategy under different climate-related scenarios. We have a well-established stress testing and scenario analysis program and are working to incorporate climate scenario analysis into this program. We are also working with OSFI and the Bank of Canada to align this analysis with their work on climate transition risk scenarios.

The Sanctuary of a Home | Annual Report 2020    51

We view our assessment of transition risk scenarios to be high priority. It is likely that climate-related transition risk drivers are closer at hand and increasing for Canada’s carbon-intensive sectors/regions under the new U.S. administration. As policy and regulatory momentum on climate action gathers pace globally, market participants are likely to accelerate their retreat from fossil fuels sectors, increasing the likelihood of more disorderly adjustments moving forward. For impacted sectors and regions of this country, this has the potential to drive additional weakness in labour and local housing markets. As such it is critical that we evaluate new tools and approaches to assess and adapt our strategy and businesses to transition-related risks and opportunities.

Spotlight on our properties and operations

Our operations have direct climate-related and environmental impacts. We are committed to decarbonizing our operations and continue to measure, manage and reduce our footprint through the setting and tracking of operational goals. In addition, our efforts to reduce water use and waste help reduce our environmental impacts on natural resources.

The performance of our efforts to improve our facilities in 2020 are highlighted below:

34%	38%	2.6%	56.9%	27,374

reduction in CO2 emissions	reduction in electricity consumption	reduction in natural gas consumption	reduction in H20 consumption	plastic water bottles diverted from landfill

(compared with 2005 baseline)	(compared with 2005 baseline)	(compared with 2005 baseline)	(compared with 2011 baseline)

We are targeting LEED Gold certification for the renovations underway at our Ottawa headquarters building, which will further reduce our operational carbon dioxide (CO2 ) emissions.

We have also made dramatic reductions to the carbon footprint of our IT operations. We have undertaken, with Accenture, a major transformation of our IT operations, including transition to the cloud. As a result, we have reduced our IT-related CO2 emissions by over 80%.

Our cloud transformation has enabled significant Scope 2 & 3 emissions reductions

Beyond power consumption reductions, our cloud transformation has enabled our adoption of a Results-Only Work Environment (ROWETM), empowering employees with cloud-based collaboration tools, accessible from wherever they choose to work, thus reducing the requirement for travel. We estimate that annually, this reduction in travel has eliminated 52% of travel-related emissions, which is equivalent to eliminating emissions from over 300 Canadian homes.

Risk management

We play an important role of housing risk manager and promoter of stability in the housing system. We do this by maximizing the achievement of our objectives while protecting the public resources entrusted to us. This calls for a balanced risk management approach, particularly in times of crisis.

Our risk culture has been foundational during the pandemic crisis management. As we moved into crisis mode in March 2020, each of these dimensions has offered the:

•	agility to respond to the current challenges and fast-changing contexts

•	basis to ingrain and further develop our risk management practice

We have continuously managed the risks facing Canadian households, the financial system and our activities. We have increased our reporting and support to the crisis intervention programs with specific risk management tailored to the new environment.

Our risk environment: risk screening has never been so essential

In a quickly evolving environment, our teams have:

•	kept their attention on crisis-related risks

•	tightened the review of our top and key risks

•	scrutinized emerging risks

Crisis-related risks

During 2020, we have turned our attention to crisis related risks requiring a close monitoring and mitigation. Monthly assessment and mitigation updates allowed us to adjust to the changing business environment and to ensure effective continuity of our operations.

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Deferral risk

We offered a Default Management Playbook to help lenders assist borrowers by allowing mortgage payment deferrals for up to six months as a response to the crisis. This started in March 2020. Following the peak in May, we closely monitored and prepared for a potential cliff. By year end, the majority of loans dropped steadily. That said, the arrears rate in oil-producing provinces remains proportionally high and continue to be closely monitored.

People and business intervention risks

As we activated our crisis readiness and business continuity plans, we elevated the monitoring of our operational risks including our:

•	employee wellness

•	operational capacity

•	access to offices

•	cyber security risks

These risks continue to be closely managed, as we navigate through the second wave of this pandemic.

Our risk profile

While our capital position has remained strong, a number of risk categories have been elevated due to the pandemic and its economic fallout. The following is our risk profile view on 31 December 2020:

Strategic Risk	🌑 Need for housing affordability accentuated by asymmetric K-shape recovery stressing path to achieving our aspiration;

Shift in housing market dynamics, changes in mortgage insurance market share and rapid implementation of intervention programs elevating pressure on strategy execution.

Reputational Risk	▲ Combination of increased expectations to address housing affordability and housing equity, vs. programs and outcomes, potentially capturing public attention.

Operational Risk	▲ Strong crisis management has alleviated some operational risks; IT security risks remain high.

Insurance Risk

▲  Combination of strong housing markets, oil prices back at pre-pandemic levels, continued government income support, all contributing to lower insurance risk. Uncertain economic conditions remain and risk of loss is concentrated in oil-producing provinces.

Credit Risk	▲ Economic uncertainty continues to impact risk profile but credit exposure to high quality counterparties.

Market Risk	▲ Monitoring economic recovery with some remaining uncertainties.

Liquidity Risk	∎ Liquidity position adequate and stable.

∎ Low	▲ Moderate	🌑 High

The risk ratings take into consideration both the likelihood and the impact of each risk category on CMHC.

Emerging risks

The monitoring of emerging risks is essential to the execution of our strategy and to ensure that we remain agile and nimble to support financial stability. Many emerging risks have been elevated due to the pandemic and the related uncertainties.

Exacerbation of affordable housing needs

•  Land and building costs increasing at a high rate, contributing to the gap in affordable housing supply.

•  K-shaped recovery—will stretch out our path to our aspiration and may require CMHC to offer regional housing programs.

•  Widening of income inequalities.

• The pandemic has exacerbated the housing needs, stretching the gap toward our aspiration goal; needs becoming particularly acute for some communities and socio-economic groups.
Structural housing market rebalancing

•  Lack of immigration and impact on densification of cities.

•  Social changes coupled with work from home trend.

•  Potential increase in supply of condos and rental units.

•  Impact of ending eviction bans in the rental market.

• Throughout the year, we have seen the housing market dynamics impacted by pandemic and related social trends; potential need to readjust our strategy and housing solutions.

Risk governance: Activating of our crisis readiness framework

We govern our risks through robust risk frameworks and policies and our effective three lines of defence model. This ensures a balanced approach to taking and managing risks.

In March 2020, we activated our Crisis Management Risk Framework to:

•	oversee all crisis-related actions

•	monitor the fast-moving risk profile

•	enable quick decisions in a rapidly changing environment

The framework allows us to strengthen our crisis readiness capabilities. This ensures the continuity of our operations and prioritizing our financial stability mandate in times of crisis.

Risk appetite: Adjusting our risk taking to the crisis imperative

Our Risk Appetite Framework defines the type and amount of risk we are willing to take and how our appetite will adjust in times of crisis. As we define our risk appetite, we consider our:

•	strategic objectives

•	stated change outcomes

•	capacity to bear risk

Our risk appetite in times of crisis enables decisive decision making—we are prepared to realign our risk taking, critical processes, resources and technologies to support financial stability.

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Risk management program: Tightening and reinforcing our risk practices to define our risk exposure Our stress testing program provides a corporate-wide and forward-looking view to emerging and potential events. We completed three cycles of pandemic scenarios of varying severity and “shapes” of recovery to estimate the pandemic’s impact. The cycles included economic factors, an assessment of our liquidity and solvency position and enhancing internal crisis preparedness. The results suggest that even under these severe scenarios we would have the financial capacity to continue our mission of serving Canadians. Our robust risk management programs allowed us to proactively take several coordinated measures in order to support financial stability during the crisis. This included launching crisis products and temporarily suspending dividends. The stress test exercise validated the importance of these measures and their positive impact on housing market stability. Risk behaviour: Fostering a common shared crisis response We continue to drive the desired risk behaviour through training and education activities. Overall, our risk culture has prepared us to be more agile, trusting and effective in our business decision. We’re ready to implement actions to mitigate risk during the crisis. It supports effective risk management responsibilities while enabling us to continue to deliver on our objectives and support Canadians in times of crisis. In 2020, our strong risk culture ensured that we were there for Canadians when they needed us most.

2021 look ahead

Corporate strategy adjustments

The COVID-19 pandemic has underscored the importance of our aspiration: that by 2030, everyone in Canada has a home that they can afford and that meets their needs. The sanctuary of a stable, affordable place to call home is more important than ever. With this in mind, in 2021 we will adjust our corporate strategy to reflect our changing environment. Although the pandemic didn’t uncover new housing problems, it is intensifying existing ones, such as financial hardship due to the high cost of housing and the changing needs of different populations. Its impact is being felt most heavily by those who are vulnerable.

Our strategy adjustments will provide more precision in how we will achieve our 2030 aspiration and measure our progress. For these reasons, we have defined three interconnected outcomes that will accelerate us toward our aspiration.

1.	People who are vulnerable have reliable access to secure and affordable housing.

2.	Canada has the number of homes and mix of housing options to serve our diverse needs.

3.	Canada’s housing system supports sustainability and price stability.

We have adjusted our objectives to ensure that we deliver these outcomes. We’ll shift our focus more externally, on areas that will make the most difference in our ability to realize our aspiration. We will:

•	understand the needs of Canadians who are vulnerable to offer differentiated solutions

•	experiment with new ideas to improve and accelerate housing affordability

•	publicize housing data and insights to promote long-term affordability and sustainability

None of these objectives exist on their own. By strengthening our focus on understanding vulnerable populations, we can apply this knowledge to:

•	experiment with new ideas

•	close housing data gaps

•	inspire others to get involved in this national effort

Fall economic statement

On 30 November 2020, the Government of Canada released its Fall Economic Statement. The Statement proposed new federal commitments to affordable housing by expanding existing programs led by CMHC, as follows:

•	Rental Construction Financing initiative—Expanded funding for this program will deliver up to $12 billion in low-cost loans over the next seven years for the construction of purpose-built rental housing. The funding would bring the program to a total of $25.75 billion over 11 years, more than 10 times the initial program size.

•	First-Time Home Buyer Incentive—Eligible buyers will be able to qualify for this program when purchasing a home up to 4.5 times their household income, an increase from the current limit of 4 times. Additionally, the eligible income threshold would be increased from $120,000 to $150,000 to enhance eligibility in the higher priced markets of Toronto, Vancouver and Victoria.

•	More shelters for those in need—The government proposed new investments to support emergency shelters and transitional housing for Indigenous women and children escaping violence. As part of a $724.1 million commitment to launch a comprehensive Violence Prevention Strategy, access will be expanded to a continuum of culturally relevant supports for Indigenous women, children and LGBTQ and two-spirit people facing gender-based violence. This strategy will support new shelters and transition housing for First Nations, Inuit and Métis peoples across the country, including on reserve, and in the North and in urban areas.

•	Housing Internship Initiative for First Nation and Inuit Youth—The Government of Canada is investing $575 million over the next two years in the Youth Employment and Skills Strategy to help young people gain the skills and experience needed to find and keep quality work.

National Housing Act Mortgage-Backed Securities

Increased pricing for NHA MBS Tier-1 and Tier-2 became effective 1 January 2021. As well, the introduction of affordability-linked pools that are subject to preferential guarantee fees became effective on the same date.

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IFRS 17 insurance contracts – Effective date of 1 January 2023

In May 2017, the International Accounting Standards Board (IASB) issued IFRS 17 Insurance Contracts, which will replace IFRS 4 Insurance Contracts.

In June 2020, the IASB amended IFRS 17 to address concerns and implementation challenges. The most notable amendment for CMHC is that the effective date for IFRS 17 has been deferred by two years, to 1 January 2023. Other amendments to IFRS 17 are not expected to have a significant impact on our implementation.

Under IFRS 17, insurance contract liabilities will include the present value of future insurance cash flows, adjusted for risk. They will also include a contractual service margin and deferred acquisition costs, which will be released over the coverage period. The contractual service margin will represent the difference between the premium received at inception and the present value of the risk-adjusted cash flows (for example, profit to be earned in the future). If this difference is negative at inception, the insurance contract would be considered onerous and the difference immediately recorded in income. There are also revised presentation and disclosure requirements.

We have a multidisciplinary team in place dedicated to analyzing and implementing the new accounting standard, as well as a detailed project plan. We have made significant progress and are planning to finalize all our accounting policies and complete the technological infrastructure required to support the implementation of IFRS 17 by the end of 2021.

Consolidated

Financial Statements

Management’s Responsibility for Financial Reporting	60

Independent Auditors’ Report	61

Consolidated Balance Sheet	63

Consolidated Statement of Income and Comprehensive Income	64

Consolidated Statement of Equity of Canada	65

Consolidated Statement of Cash Flows	66

Notes to Consolidated Financial Statements	67

1. Corporate Information	67

2. Basis of Preparation and Significant Accounting Policies	67

3. Current and Future Accounting Changes	78

4. Critical Judgments in Applying Accounting Policies and Making Estimates	79

5. Segmented Information	82

6. Government Funding and Housing Programs Expenses	85

7. Mortgage Insurance	86

8. Mortgage Funding	91

9. Structured Entities	92

10. Capital Management	93

11. Fair Value Measurement	95

12. Cash and Cash Equivalents	101

13. Investment Securities	102

14. Loans	104

15. Borrowings	108

16. Derivatives	110

17. Financial Instruments Income and Expenses	111

18. Market Risk	112

19. Credit Risk	115

20. Liquidity Risk	118

21. Accounts Receivable and Other Assets	120

22. Investment Property	120

23. Accounts Payable and Other Liabilities	120

24. Pension and Other Post-Employment Benefits	121

25. Income Taxes	127

26. Related Party Transactions	129

27. Commitments and Contingent Liabilities	130

28. Operating Expenses	130

29. Current and Non-Current Assets and Liabilities	131

30. Comparative Figures	132

31. Subsequent Event	132

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Management’s Responsibility

for Financial Reporting

Year ended 31 December 2020

Management is responsible for the integrity and objectivity of the consolidated financial statements and related financial information presented in this annual report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and, consequently, include amounts which are based on the best estimates and judgment of Management. The financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

In carrying out its responsibilities, Management maintains appropriate financial systems and related internal controls to provide reasonable assurance that financial information is reliable; assets are safeguarded; transactions are properly authorized and are in accordance with the relevant legislation, by-laws of the Corporation and Government directives; resources are managed efficiently and economically; and operations are carried out effectively. The system of internal controls is supported by internal audit, which conducts periodic audits of different aspects of the operations.

The Board of Directors, acting through the Audit Committee whose members are neither officers nor employees of the Corporation, oversees Management’s responsibilities for financial reporting and internal control systems. The Board of Directors, upon the recommendation of the Audit Committee, has approved the consolidated financial statements.

Ernst & Young LLP and the Auditor General of Canada have audited the consolidated financial statements. The auditors have full access to, and meet periodically with, the Audit Committee to discuss their audit and related matters.

Evan Siddall, BA, LL.B	Lisa Williams, CPA, CA

President and Chief Executive Officer	Chief Financial Officer

25 March 2021

INDEPENDENT AUDITORS’ REPORT

To the Minister of Families, Children and Social Development

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Canada Mortgage and Housing Corporation and its subsidiary (the Group), which comprise the consolidated balance sheet as at 31 December 2020, and the consolidated statement of income and comprehensive income, consolidated statement of equity of Canada and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2020, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information.

The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditors’ report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the Canada Housing Trust or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Report on Compliance with Specified Authorities

Opinion

In conjunction with the audit of the consolidated financial statements, we have audited transactions of Canada Mortgage and Housing Corporation coming to our notice for compliance with specified authorities. The specified authorities against which compliance was audited are Part X of the Financial Administration Act and regulations, the Canada Mortgage and Housing Corporation Act, the National Housing Act, the by-laws of Canada Mortgage and Housing Corporation, and the directives issued pursuant to section 89 of the Financial Administration Act.

In our opinion, the transactions of Canada Mortgage and Housing Corporation that came to our notice during the audit of the consolidated financial statements have complied, in all material respects, with the specified authorities referred to above. Further, as required by the

Financial Administration Act, we report that, in our opinion, the accounting principles in IFRSs have been applied on a basis consistent with that of the preceding year.

Responsibilities of Management for Compliance with Specified Authorities

Management is responsible for Canada Mortgage and Housing Corporation’s compliance with the specified authorities named above, and for such internal control as management determines is necessary to enable Canada Mortgage and Housing Corporation to comply with the specified authorities.

Auditors’ Responsibilities for the Audit of Compliance with Specified Authorities

Our audit responsibilities include planning and performing procedures to provide an audit opinion and reporting on whether the transactions coming to our notice during the audit of the consolidated financial statements are in compliance with the specified authorities referred to above.

Riowen Yves Abgrall, CPA, CA

Principal

for the Auditor General of Canada

Chartered Professional Accountants

Licensed Public Accountants

Ottawa, Canada

25 March 2021

Consolidated Balance Sheet

As at 31 December

(in millions of Canadian dollars)	Notes	2020	2019

Assets

Cash and cash equivalents	12	2,301	922

Securities purchased under resale agreements		174	-

Accrued interest receivable		714	737

Investment securities:	13

Fair value through profit or loss		399	809

Fair value through other comprehensive income		23,094	20,633

Amortized cost		1,427	947

Derivatives	16	117	68

Due from the Government of Canada	6	339	249

Loans:	14

Fair value through profit or loss		743	1,331

Amortized cost		270,450	249,439

Accounts receivable and other assets	21	931	848

Investment property	22	281	276

		300,970	276,259

Liabilities

Accounts payable and other liabilities	23	752	796

Accrued interest payable		573	591

Derivatives	16	8	8

Provision for claims	7	735	407

Borrowings:	15

Fair value through profit or loss		1,156	2,374

Amortized cost		272,369	249,741

Defined benefit plans liability	24	549	449

Unearned premiums and fees	7, 8	8,021	7,151

Deferred income tax liabilities	25	232	129

		284,395	261,646

Commitments and contingent liabilities	27

Equity of Canada	10

Contributed capital		25	25

Accumulated other comprehensive income or loss		607	247

Retained earnings		15,943	14,341

		16,575	14,613

		300,970	276,259

The accompanying notes are an integral part of these consolidated financial statements.

Derek Ballantyne	Evan Siddall
Chairperson	President and Chief Executive Officer

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Consolidated Statement of Income

and Comprehensive Income

Year ended 31 December

(in millions of Canadian dollars)	Notes	2020	2019

Interest income	17	4,954	5,447

Interest expense	17	4,937	5,379

Net interest income		17	68

Government funding for housing programs	6	4,892	2,039

Premiums and fees earned	7, 8	2,039	2,011

Investment income	17	408	483

Net gains (losses) on financial instruments	17	563	112

Other income		32	3

Total revenues and government funding		7,951	4,716

Non-interest expenses

Housing programs	6	4,496	1,829

Insurance claims		472	191

Operating expenses	28	767	592

Total expenses		5,735	2,612

Income before income taxes		2,216	2,104

Income taxes	25	554	524

Net income		1,662	1,580

Other comprehensive income (loss), net of tax

Items that will be subsequently reclassified to net income

Net unrealized gains (losses) from debt instruments held at fair value through other comprehensive income		550	219

Reclassification of losses (gains) on debt instruments held at fair value through other comprehensive income on disposal in the year		(190)	23

Total items that will be subsequently reclassified to net income		360	242

Items that will not be subsequently reclassified to net income

Net unrealized losses from equity securities designated at fair value through other comprehensive income		-	(2)

Remeasurement gains (losses) on defined benefit plans	24, 25	(60)	(68)

Total items that will not be subsequently reclassified to net income		(60)	(70)

Total other comprehensive income, net of tax		300	172

Comprehensive income		1,962	1,752

The accompanying notes are in integral part of these consolidated financial statements.

Consolidated Statement of Equity of Canada

Year ended 31 December

(in millions of Canadian dollars)	Notes	2020	2019

Contributed capital		25	25

Accumulated other comprehensive income (loss)

Balance at beginning of year		247	5

Other comprehensive income (loss)		360	242

Balance at end of year		607	247

Retained earnings

Balance at beginning of year		14,341	14,851

Net income		1,662	1,580

Other comprehensive income (loss)		(60)	(70)

Dividends	10	-	(2,020)

Balance at end of year		15,943	14,341

Equity of Canada	10	16,575	14,613

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Statement of Cash Flows

Year ended 31 December

(in millions of Canadian dollars)	Notes	2020	2019

Cash flows from operating activities

Net income		1,662	1,580

Adjustments to determine net cash flows from operating activities

Amortization of premiums and discounts on financial instruments		126	66

Net losses (gains) on financial instruments		(558)	38

Deferred income taxes		58	52

Net unrealized gains on investment property	22	(18)	(3)

Changes in operating assets and liabilities

Derivatives		(49)	(144)

Accrued interest receivable		23	(13)

Due from the Government of Canada		(51)	(86)

Accounts receivable and other assets		(138)	8

Accounts payable and other liabilities		(63)	72

Accrued interest payable		(18)	45

Provision for claims		328	(44)

Defined benefit plans liability		32	14

Unearned premiums and fees		870	203

Other		2	1

Loans	14

Repayments		41,836	31,890

Disbursements		(62,180)	(41,398)

Borrowings	15

Repayments		(50,144)	(33,821)

Issuances		71,493	44,110
		3,211	2,570

Cash flows from investing activities

Investment securities

Sales and maturities		14,705	9,468

Purchases		(16,490)	(8,972)

Foreign currency forward contract maturities

Receipts		490	9

Disbursements		(376)	(53)

Investment property disposals	22	13	38

Securities purchased under resale agreements		(174)	-

Securities sold under repurchase agreements		-	(280)
		(1,832)	210

Cash flows from financing activities

Dividends paid	10	-	(2,695)
Change in cash and cash equivalents		1,379	85

Cash and cash equivalents

Beginning of year		922	837

End of year		2,301	922

Represented by

Cash		140	-

Cash equivalents		2,161	922
		2,301	922

Supplementary disclosure of cash flows from operating activities

Amount of interest received during the year		5,981	6,243

Amount of interest paid during the year		5,437	5,616

Amount of dividends received during the year		2	10

Amount of income taxes paid during the year		710	330

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Year ended 31 December 2020

1. Corporate Information

Canada Mortgage and Housing Corporation (CMHC, we, or us) was established in Canada as a Crown corporation in 1946 by the Canada Mortgage and Housing Corporation Act (CMHC Act) to carry out the provisions of the National Housing Act (NHA). We are also subject to Part X of the Financial Administration Act (FAA) by virtue of being listed in Part 1 of Schedule III, wholly owned by the Government of Canada (Government), and an agent Crown corporation. Our National Office is located at 700 Montreal Road, Ottawa, Ontario, Canada, K1A 0P7.

Our mandate, as set out in the NHA, is to promote the construction of new houses, the repair and modernization of existing houses, and the improvement of housing and living conditions. In relation to financing for housing, the NHA’s purpose is to promote housing affordability and choice; to facilitate access to, and competition and efficiency in the provision of, housing finance; to protect the availability of adequate funding for housing; and generally to contribute to the well-being of the housing sector. In addition, we have the following objectives in carrying out any activities related to mortgage insurance and guarantee programs and in administering the Canadian covered bond legal framework: (a) to promote the efficient functioning and competitiveness of the housing finance market; (b) to promote and contribute to the stability of the financial system, including the housing market; and (c) to have due regard to our exposure to loss. We deliver on our mandate through our reportable segments: Assisted Housing (AH), Mortgage Insurance (MI) and Mortgage Funding (MF).

Within the Public Accounts of Canada, our annual consolidated net income reduces the government’s annual deficit; our consolidated retained earnings and accumulated other comprehensive income (AOCI) reduce the government’s accumulated deficit.

We were issued the following directives pursuant to Section 89 of the FAA for which we are compliant:

In September 2008, we, together with a number of other Crown corporations, were issued a directive (P.C. 2008-1598) requiring due consideration to the personal integrity of those to whom it lends or provides benefits.

In December 2014, we were issued a directive (P.C. 2014-1380) intended to ensure that Crown corporations’ pension plans provide a 50:50 current service cost-sharing ratio between employees and employer for pension contributions to be phased in for all members by 31 December 2017.

In July 2015, we were issued a directive (P.C. 2015-1106) instructing Crown corporations to align their travel, hospitality, conference and event expenditure policies, guidelines and practices with those of Treasury Board of Canada Secretariat (TBS) in a manner consistent with their legal obligations and to report on the implementation of this directive in their next corporate plan.

2. Basis of Preparation and Significant Accounting Policies

Basis of preparation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We have applied the same accounting policies consistently to all periods presented.

Our consolidated financial statements were approved by the Board of Directors on 25 March 2021.

Measurement basis

Our consolidated financial statements have been prepared on a going concern basis using a historical cost basis except for the following items in the consolidated balance sheet:

•	Financial assets at fair value through profit or loss (FVTPL) or fair value through other comprehensive income (FVOCI), as well as liabilities at FVTPL, are measured at fair value;

•	Investment property is measured at fair value;

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•	Defined benefit liabilities for post-employment benefit plans are recognized at the present value of the defined benefit obligations, net of the fair value of plan assets; and

•	Provision for claims is recognized on an actuarial present value basis.

Functional currency

Our consolidated financial statements are stated in millions of Canadian dollars, unless otherwise indicated, which is our functional currency.

Significant accounting policies

The following summarizes the significant accounting policies we use in the preparation of our consolidated financial statements.

Basis of consolidation

As required by IFRS 10 Consolidated Financial Statements, we consolidate our accounts with those of Canada Housing Trust (CHT), as we control its activities.

We control an investee if, and only if, we have power over the investee (i.e., existing rights that give us the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from our involvement; and the ability to use our power over the investee to affect our returns.

Inter-segment balances and transactions have been eliminated.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Exchange gains and losses resulting from the translation of foreign denominated balances are included in net gains (losses) on financial instruments. Purchases and sales of foreign securities and the related income are translated into Canadian dollars at the exchange rates prevailing on the respective dates of the transactions.

Government funding and housing programs expenses

Government funding for housing programs

Government funding is recognized when there is a reasonable assurance that it will be received and all attached conditions will be complied with. It is recognized in net income over the same period as the related housing programs expenses.

Housing programs expenses

Housing programs expenses are recorded on an accrual basis.

Expenses incurred, but not yet reimbursed, are included in due from the Government of Canada.

Mortgage insurance

Product classification

We classify our mortgage insurance as an insurance contract as the lender faces uncertainty with regard to potential borrower default on a mortgage and therefore pays a premium to transfer the risk to us. If the borrower defaults, the claim is significantly larger than the actual premium. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire.

Premium revenue earned and unearned premiums

Mortgage insurance premiums are due at the inception of the mortgage being insured, at which time they are deferred and included in unearned premiums and fees. Our mortgage insurance contracts are issued with amortization periods up to 50 years for multi-unit residential and 25 years or less for transactional homeowner and portfolio. Unearned premiums are recognized as revenue over the period covered by the insurance contract using earning factors which reflect historical claim occurrence patterns. The earning patterns are selected based on the principle that premiums are earned at the same rate as claims are expected to be incurred. Earning patterns are determined by product type and by amortization period.

Approximately 75% of the premiums written are recognized as premiums earned within the first five years of the insurance contract.

Unearned premiums represent the unamortized portion of the policy premiums for insured loans outstanding at the balance sheet date and therefore relate to claims that may occur from the balance sheet date to the termination of the insurance contract.

Fees

We offer approved lenders a service for low loan-to-value applications for transactional homeowners whereby we assess an application using our loan assessment platform which provides approved lenders with a risk assessment decision. There is no mortgage insurance coverage associated with this assessment. These fees are recognized immediately as revenue once the decision is rendered.

Application fees designed to recover part or all acquisition costs associated with issuing mortgage insurance policies related to multi-unit residential loans are deferred and amortized on the same basis as the related premiums.

Provision for claims

The provision for claims represents an estimate for expected claims net of the related expected property sale proceeds, for defaults on insurance contracts that have occurred on or before the balance sheet date. This provision includes claims that are incurred but not reported (IBNR), claims that are incurred but not enough reported (IBNER), claims in process (CIP), and claims on loans made under social housing (SH) programs as well as loans financed by index-linked mortgages (ILM) under the Federal Co-operative Housing Program (SH and ILM). The provision takes into consideration the time value of money and includes an explicit provision for adverse deviation.

Provision for claims on self-insured loans are recorded in the accounts payable and other liabilities.

Provisions are reviewed and evaluated at each reporting period in light of emerging claim experience and changing circumstances. The resulting changes in the estimated provision for claims are recorded in insurance claims expense in the year in which they occur.

For further details on the estimates and assumptions used to calculate the provision, see Note 4.

Insurance policy liability adequacy

Liability adequacy tests are performed at each balance sheet date as part of the actuarial valuation to ensure the adequacy of insurance policy liabilities net of deferred acquisition costs (DAC) assets with respect to unearned premiums. Current best estimates of future contractual cash flows, claims handling and administration costs, and investment returns from the assets backing the liabilities are taken into account. There is a premium deficiency if the outcome of the liability adequacy test exceeds the unearned premiums balance. In such a case, DAC assets are written off first, and insurance liabilities are increased for any difference with a premium deficiency immediately recognized in insurance claims expense.

We estimate our insurance policy liabilities following the actuarial present value basis. Policy liabilities are prepared by our external appointed actuary and are based on assumptions and estimates as at the balance sheet date. There is inherent uncertainty in any estimate of ultimate liabilities as the ultimate liability for claims is subject to the outcome of events yet to occur.

Deferred acquisition costs

DAC generally consist of policy issuance costs relating to the underwriting of insurance contracts. A portion of the acquisition costs relating to the unearned premiums is deferred and amortized over the estimated lives of the relevant contracts using the same earning factors as the unearned premiums. DAC assets are included in accounts receivable and other assets and amortization is recorded in operating expenses.

Government of Canada fees for risk exposure

We pay fees to the Department of Finance to compensate for mortgage insurance risks. These fees are deferred in accounts receivable and other assets and recognized in operating expenses over the period covered by the insurance contract using the same earning factors as the unearned premiums. The fees are payable at the rate of 3.25% of premiums written during the year and an additional 0.1% on new portfolio insurance written.

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Net estimated borrower recoveries

We estimate the net borrower recoveries related to claims paid based on historical data in accordance with Canadian accepted actuarial practice on an annual basis. Changes to the estimated borrower recovery balance are recorded in insurance claims expense in the year in which they are determined. Net estimated borrower recoveries are included in accounts receivable and other assets.

Timely payment guarantees (TPG)

Classification

Financial guarantee contracts are defined as contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due. We classify the TPG for National Housing Act Mortgage-Backed Securities (NHA MBS) and Canada Mortgage Bonds (CMB) as financial guarantee contracts. Such contracts remain financial guarantee contracts until all rights and obligations are extinguished or expire.

Recognition and measurement

TPG and application fees are initially recognized in unearned premiums and fees at fair value (the premium received). Subsequently, they are measured at the higher of i) the amount initially recognized less the amortization of guarantee and application fee revenue; and ii) the amount of the allowance for expected credit losses (ECL). The fees are recognized into premiums and fees earned on a straight-line basis over the expected life (typically the contractual life) of the related NHA MBS or CMB. All fees are received prior to the issuance of the corresponding securities.

Government of Canada guarantee fees

We pay guarantee fees to the Department of Finance to compensate for TPG risks. These fees are deferred in accounts receivable and other assets and recognized in operating expenses on a straight-line basis over the period covered by the guarantee. These fees are payable at a rate of 0.075% of CMB issuances.

Financial instruments

Classification and measurement of debt instruments

The classification and measurement of debt instruments is based on the business model for managing the assets and whether contractual cash flows are solely payments of principal and interest (SPPI).

Business model assessment

The business model reflects how we manage assets in order to generate cash flows, that is, whether the objective is solely to collect contractual cash flows, or to collect both contractual cash flows and cash flows arising from the sale of assets.

We assess our business models at a level that reflects how our financial instruments are managed to achieve our business objectives. This assessment begins at the operating segment level, and where applicable, by sub-portfolios of instruments that are managed together within a particular activity to achieve common business objectives. We perform our business model assessment based on the following main criteria:

•	strategic objectives of the business model and how these objectives are carried out in practice;

•	how performance of the business model is evaluated and reported to key management personnel;

•

the risks that affect the performance of the business model and how we manage those risks. Key risks include market, credit, and liquidity risks as described in detail in Notes 18, 19 and 20 respectively;

•	how managers of the business model are compensated;

•	the frequency, value and timing of historical sales activity and expectations for future sales activities.

SPPI Assessment

We assess whether the cash flows of our debt instruments meet the SPPI criteria based on the asset’s contractual terms. For this assessment, we define principal as the fair value of the asset upon initial recognition and interest as consideration for the time value of money, the credit risk of the transaction and for other lending risks and costs as well as a profit margin.

Contractual terms that introduce exposure to risk or volatility to the contractual cash flows that are inconsistent with a basic lending agreement do not satisfy the SPPI requirement.

Classification and measurement of financial instruments

We use settlement date accounting for purchases and sales of financial assets and financial liabilities, and we recognize realized gains and losses on sales on a weighted average cost basis. The following table presents a description of our financial instruments along with their classification under IFRS 9 and the criteria for classifying them as such:

Classification	Financial Instruments (Activity)[1]	Description	Criteria and accounting treatment

Financial assets at amortized cost	Cash and cash equivalents (AH, MI, MF)	Highly liquid investments with a term to maturity of 98 days or less from the date of acquisition that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

We classify financial assets at amortized cost if we hold them with the objective to collect contractual cash flows that are SPPI.

Initially measured at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method (EIRM), net of an allowance for ECL.

	Securities purchased under resale agreements (Reverse Repurchase Agreements) (AH, MI)	Purchase of securities, typically Government treasury bills or bonds, with the commitment to resell the securities to the original seller at a specified price and future date in the near term.

Interest income is recognized using the EIRM in interest income in AH and investment income in MI and MF.

ECL are recognized in net gains (losses) on financial instruments in AH and insurance claims in MI.

Gains and losses arising on derecognition are recognized directly in net gains (losses) on financial instruments, together with foreign exchange gains and losses.

Investment securities (AH) Loans – CMB Program and Insured Mortgage Purchase Program (IMPP) (MF) Loans – Lending Programs (AH) Loans (MI)

Consists of Corporate, Federal, Provincial and Sovereign debt instruments.

Amounts due from Canadian financial institutions as a result of the sale of their beneficial interest in NHA MBS to CHT (for the CMB Program) or to us (for the IMPP).

Loans not economically hedged within our AH Activity.

Mortgages or loans (workouts) that benefit from the MI-supported default management activities that enable borrowers to work through their financial difficulties.

For certain lending program loans originated from 1946 to 1984 through provisions of the NHA, interest rate losses from the loans having lower interest rates than the related borrowings are reimbursed through government funding. In assessing the fair value of these loans at initial recognition, the continued receipt of the government funding in the future is assumed.

1 Denotes in which Activity we hold the instruments: Assisted Housing (AH), Mortgage Insurance (MI) or Mortgage Funding (MF).

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Classification	Financial Instruments (Activity)[1]	Description	Criteria and accounting treatment

Debt instruments at FVOCI	Cash equivalents (MI, MF) Investment Securities – debt instruments (MI, MF)

Highly liquid investments with a term to maturity of 98 days or less from the date of acquisition that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Consists of Corporate, Federal, Provincial and Sovereign debt instruments.

We classify financial assets at FVOCI if we hold them with the objective to collect contractual cash flows that are SPPI or to sell the assets.

Initially recognized at fair value plus transaction costs and subsequently measured at fair value. Unrealized gains and losses arising from changes in fair value are recorded in OCI until the financial asset is derecognized at which point, cumulative gains or losses previously recognized in OCI are reclassified from AOCI to net gains (losses) on financial instruments. Unrealized foreign exchange gains (losses) are directly recognized in net gains (losses) on financial instruments.

Interest income is recognized using the EIRM in investment income.

The cumulative ECL allowance on financial assets held at FVOCI is recorded in OCI and does not reduce the carrying amount of the financial asset. The change in the ECL allowance is recognized in net gains (losses) on financial instruments.

Financial assets at FVTPL	Cash equivalents, loans, investment securities designated at FVTPL (AH)	For certain portfolios of loans and associated borrowings originated prior to August 2016, the AH Activity uses derivatives to manage refinancing and reinvestment risks, as well as mismatches between the timing of receipts from assets and payments of liabilities. These assets form part of the lending economic hedging structure and are designated at FVTPL.

We classify financial assets at FVTPL if they do not meet the criteria for classification as financial assets at amortized cost or at FVOCI.

Includes derivatives or instruments that have been irrevocably designated upon initial recognition as at FVTPL in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from classifying them in those categories.

Initially recognized and subsequently measured at fair value. Unrealized gains and losses arising from changes in fair value and gains and losses realized on disposition are recorded in net gains (losses) on financial instruments. Transaction costs are recognized in net gains (losses) on financial instruments as incurred.

Interest income and dividend income are recognized in investment income.

ECL are not recognized on financial instruments measured at FVTPL.

Derivatives – Interest rate swaps (AH) and FX contracts (MI)

Investment Securities – Common equity securities and limited partnership units (MI)

Investment Securities – debt instruments (MI)

Loans – (AH, MI)

Interest rate swaps and foreign exchange contracts used to economically hedge foreign exchange risks on U.S. dollar- denominated debt instruments.

All mandatorily classified at FVTPL.

Subordinated debt securities whose contractual cash flows do not give rise to cash flows that are SPPI.

Loans including those with interest adjustment clauses, those for which we only expect to recover the value of the underlying collateral, those that are economically hedged.

1 Denotes in which Activity we hold the instruments: Assisted Housing (AH), Mortgage Insurance (MI) or Mortgage Funding (MF).

Classification	Financial Instruments (Activity)[1]	Description	Criteria and accounting treatment

Financial liabilities at FVTPL	Borrowings from the Government of Canada – Lending programs (AH)	Borrowings that are economically hedged as part of our lending hedging structure.

We classify financial liabilities at FVTPL when held for trading.

We may also irrevocably designate a financial liability as at FVTPL upon initial recognition if doing so eliminates or reduces significantly an accounting mismatch, or its performance is evaluated on a fair value basis in accordance with risk management policies.

Unrealized gains and losses arising from changes in fair value are recognized in net gains (losses) on financial instruments except for changes in fair value attributable to our own credit risk for financial liabilities designated at FVTPL. These changes are recognized in OCI unless doing so would create an accounting mismatch, in which case the entire fair value change is presented in net gains (losses) on financial instruments.

Financial liabilities at amortized cost	Borrowings – CMB (MF) Borrowings from the Government of Canada – Lending Programs (AH) Borrowings from the Government of Canada – IMPP (MF) Securities sold under repurchase agreements (MI)

Interest-bearing bullet bonds issued by CHT that we guarantee. See below this table for further details about CMB.

Borrowings incurred to fund loans in the AH Activity that are not part of the lending hedging structure.

Amortizing borrowings incurred to fund loans under the IMPP.

Sale of securities with the commitment to repurchase the securities from the original buyer at a specified price and future date in the near term. Proceeds received from these agreements are generally invested in Reverse Repurchase Agreements or cash equivalents for the purpose of generating additional income. These transactions are entered into simultaneously with matching terms to maturity.

Financial liabilities are classified at amortized cost, unless they have been classified at FVTPL.

Initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the EIRM, with interest expense recorded in interest expense in AH and MF and investment income in MI.

1 Denotes in which Activity we hold the instruments: Assisted Housing (AH), Mortgage Insurance (MI) or Mortgage Funding (MF).

Financial liabilities at amortized cost

Canada Mortgage Bonds

CMB are interest-bearing bullet bonds issued by CHT that we guarantee. Coupon interest payments are made semi-annually for fixed rate CMB and quarterly for floating rate CMB. Principal repayments on the bonds are made at maturity. The approved MBS Sellers reimburse CHT for the cost of arranging financing, including the fees paid to underwriters and others for the distribution of CMB. Transaction costs directly attributable to the issuance of CMB net of reimbursements thereof are included in the amount initially recognized and amortized to interest expense using the EIRM.

We may purchase and resell CMB in the market for investment purposes. Purchases are treated as retirements of debt with the difference between the purchase price and the carrying value of the CMB being recognized as a gain or loss in net gains (losses) on financial instruments. Subsequent sales are treated as re-issuance of the debt with gains and losses deferred and amortized over the remaining life of the CMB sold. When we hold a CMB to maturity or acquire CMB in the primary market, the related cash flows are excluded from the consolidated statement of cash flows as they are not considered external cash flows to the consolidated entity.

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Measurement of expected credit losses

Credit losses are defined as the difference between all contractual cash flows due in accordance with the contract, and the cash flows that we expect to receive (cash shortfalls), discounted at the original effective interest rate (or credit-adjusted effective interest rate for purchased or originated credit-impaired assets). ECL are the weighted average of credit losses determined by evaluating a range of possible outcomes using reasonable, supportable information about past events and current and forecasted future economic conditions.

We have developed an impairment model to determine the allowance for ECL on our debt securities classified as amortized cost or FVOCI and our financial guarantee contracts. We determine an allowance for ECL at initial recognition of the financial instrument (or the date we become party to a financial guarantee) that is updated at each balance sheet date throughout the life of the instrument.

The ECL allowance is based on the ECL over the life of the financial instrument (lifetime ECL), unless there has been no significant increase in credit risk (SICR) since initial recognition, in which case the ECL allowance is measured at an amount equal to the portion of lifetime ECL that result from default events possible within the next 12 months (12-month ECL). ECL are determined based on three main drivers: probability of default, loss given default and exposure at default.

•

Probability of default (PD): A point-in-time estimate of the likelihood of default either over the next 12 months (12-month ECL) or over the remaining life of the instrument (lifetime ECL). Our PDs are determined by mapping internal credit ratings to point-in-time PD tables based on statistical models derived from a large data set of publicly traded entities.

•

Loss given default (LGD): The percentage of the gross carrying amount of the instrument that will be lost on default at a given point in time. It is determined by taking the difference between contractual cash flows due and those expected to be received, including the realization of collateral, and comparing this value to the gross carrying amount.

•	Exposure at default (EAD): The gross carrying amount of the instrument at a given point in time, which is calculated as the present value of the outstanding contractual cash flows using the EIRM.

•

The ECL is calculated using a scenario-based approach where, for each scenario, the PD, LGD and EAD are projected for each individual exposure at each cash flow date over the next 12 months (12-month ECL) or remaining life of the instrument (lifetime ECL). The components are multiplied together at each future date and discounted back using the original effective interest rate to the reporting date and summed. A probability-weighted average ECL is then determined across the multiple scenarios. We model all ECL at the individual instrument level.

Significant increase in credit risk

We have established a policy to perform an assessment at each balance sheet date of whether the instrument’s credit risk has increased significantly since initial recognition (or the date we become party to a financial guarantee). Based on this assessment, we group the instruments into the following categories:

•	Stage 1: Instruments that have not experienced a SICR since initial recognition. ECL are recognized based on 12-month ECL and interest revenue is calculated on the gross carrying amount of the asset;

•

Stage 2: Instruments that have experienced a SICR since initial recognition, but are not considered credit impaired. In subsequent periods, if the credit risk of an instrument has improved such that there is no longer a SICR since initial recognition, the ECL allowance will revert to stage 1. ECL are recognized based on lifetime ECL and interest revenue is calculated on the gross carrying amount of the asset;

•	Stage 3: Instruments that are considered credit-impaired as one or more events that have a detrimental impact on estimated future cash flows have occurred. ECL are recognized based on lifetime ECL;

•	Purchased or originated credit-impaired (POCI) – instruments that are credit impaired on initial recognition. ECL are recognized based on lifetime ECL.

Interest revenue on stage 3 or POCI financial instruments is calculated based on the net carrying amount of the asset, which is the gross carrying amount, net of the loss allowance.

For instruments that we assess as having low credit risk at the reporting date, we applied the low credit risk exemption (stage 1) and have presumed that credit risk has not increased significantly since initial recognition. We use our internal credit ratings at the reporting date to assess whether the instrument has low credit risk. Our internal ratings are based on internal assessments of counterparty creditworthiness and generally correspond to those provided by credit rating agencies. We consider an instrument to have low credit risk when our internal rating is BBB- or higher.

We apply a backstop to all financial instruments for which the counterparty is more than 30 days past due on its contractual payments, whereby we consider the instrument to have experienced a SICR.

We consider an instrument in default, which is fully aligned with the definition of credit-impaired, when it meets the following criteria:

•	Observable data exists that has a detrimental impact on the estimated future cash flows such as:

–	significant financial difficulty of the issuer;

–	the granting of a new loan to assist the borrower work through financial difficulties;

–	it becomes probable that the issuer will enter bankruptcy or other financial reorganization, and

–	the disappearance of an active market due to financial difficulties.

•	Borrower becomes 90 days past due on its contractual payments.

An instrument is no longer considered impaired when all past due amounts, including interest, have been recovered and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms of the instrument. We write off instruments, either partially or in full, against the related ECL allowance when we judge that there is no realistic prospect of future recovery.

In addition to the 30-day backstop discussed above, we apply the following policies in determining whether there has been a SICR on our financial instruments subject to ECL:

Debt instruments at amortized cost / FVOCI

Our credit risk policies restrict the amount of investments in debt instruments that have an internal rating below BBB. Based on our internal credit rating, all debt instruments held are presumed to have low credit risk and we have applied the low credit risk exemption (stage 1).

Loans under the CMB program and the IMPP

Loans under the CMB program and under the IMPP represent amounts due from Canadian financial institutions as a result of the sale of their beneficial interest in NHA MBS securities to us. The loans are collateralized by the NHA MBS, as well as associated reinvestment securities in the case of the CMB program only, acquired in the transactions. The NHA MBS, reinvestment assets and swaps represent the sole source of repayment on the loans, and thus directly affect the probability of a default occurring. Therefore, our assessment of SICR is based on the credit risk of these supporting assets.

The supporting assets are limited to NHA MBS and reinvestment assets rated R-1 (high) or AAA and swap counterparties with a minimum rating of BBB+ (under the CMB program) or A- (under the IMPP). As such, all loans under the CMB program and the IMPP are presumed to have low credit risk and we have applied the low credit risk exemption (stage 1). We also do not recognize a separate ECL for these loans because the credit risk arising from loans under the CMB program and the IMPP is already reflected in the credit risk of the NHA MBS and CMB TPGs (see discussion below).

Assisted Housing Activity loans / Mortgage Insurance Activity loans

Loans with an internal rating of BBB- or higher are presumed to have low credit risk and the low credit risk exemption has been applied (stage 1). These loans consist of those issued to municipalities under the Municipal Infrastructure Lending Program and loans indemnified by provinces and territories through provisions under Social Housing Agreements (SHA) where the credit rating of the province or territory is considered in the SICR assessment. This credit enhancement is relevant to assessing changes in credit risk since it directly impacts the probability of default. The province or territory is responsible for collecting loan payments from the borrower and, in turn, makes all payments to us directly in accordance with the contractual terms of the loan on behalf of the borrower. These payments are made to us, irrespective of the borrower’s payment status.

All remaining loans issued under our Assisted Housing or Mortgage Insurance activities have not been internally rated and therefore the low credit risk presumption is not used. Our SICR assessment of these loans is primarily based on days past due, as this is a historically reliable indicator of loan credit quality and performance status. Below are the staging criteria:

•	Stage 1: All current loans to 30 days past due.

•	Stage 2: Loans between 30 and 90 days past due.

•

Stage 3: Loans more than 90 days past due. Also, a loan that is not past due but has been issued a workout loan to assist with financial difficulties is considered credit impaired irrespective of days past due.

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If exceptional loan payment deferrals are allowed, the circumstances under which they are granted are assessed to determine if their impact on days past due should result in a transfer between stages. When deferrals are the result of circumstances outside a borrower’s control, the deferral will not be treated as additional days past due and should not, in itself, result in a stage transfer.

Under the terms of certain construction loans issued by our Assisted Housing Activity or workout loans issued by our Mortgage Insurance Activity, there may be a period of time where the loan has been advanced but not under repayment and therefore days past due cannot be used in the SICR assessment. For these loans that are not under repayment, we assess SICR by applying the following criteria:

•	Days past due on loans issued by the same borrower;

•	Collective assessment by reviewing past due status of borrowers with shared credit risk characteristics;

•	Qualitative assessment of specific indicators of the construction project such as: project delays, performance against budget and remaining costs to complete.

Financial guarantees

Under the NHA MBS program, a financial institution (the “NHA MBS issuer”) creates a pool of eligible mortgages and sells the pool to investors. The underlying pool of mortgages is designed to provide sufficient cash flows to fund the NHA MBS. The issuer is obligated to fund any cash flow shortfalls that may arise, thus exposing us to credit risk with the underlying pool of mortgages serving as a credit enhancement. Our assessment of SICR is therefore based on both the credit risk of the issuer and the credit risk of the pool of mortgages underlying the NHA MBS. The pool of mortgages is considered low credit risk since only mortgages that we or approved private mortgage insurers insure are eligible to be pooled in NHA MBS.

Under the CMB program, the credit risk exposures are, by design, the CMB loans that are the sole source of funds to fulfill CHT’s CMB obligations. As previously discussed, the NHA MBS, reinvestment assets and swaps represent the sole source of repayment on the loans. The SICR assessment for the CMB guarantee is based on the credit risk of these supporting assets, all of which have been assessed as low credit risk.

We have assessed the TPG under both the NHA MBS and CMB programs as having low credit risk and we therefore apply the low credit risk exemption (stage 1).

Forward-looking macroeconomic variables

We have incorporated forward-looking economic information into our ECL by performing the calculation under multiple scenarios resulting in a probability-weighted average ECL based on the weightings of each scenario. We have used three sets of economic scenarios for all instruments representing a baseline, upside and downside scenario.

We performed an economic variable selection process to identify the sets of macroeconomic variables that had the highest correlation with our portfolios. This process resulted in three sets of economic variables that are most highly correlated to our portfolios dependent on the geographic and industry sector of the exposure that include the following variables: unemployment rates, oil prices, 10-year corporate bond spreads, equity index values and the CBOE Volatility Index.

All macroeconomic variables are projected over a five year period, subsequently reverting to long-run averages. We base our forecasts and scenario weightings on forecasted macroeconomic inputs published by third parties that are reviewed and approved by our Chief Economist.

CMB program and IMPP

Loans under the CMB program and under the IMPP represent amounts due from Canadian financial institutions as a result of the sale of their beneficial interest in NHA MBS securities to us. These loans are funded by the issuance of CMB (CMB program) or borrowings from the Government of Canada (IMPP). There are both fixed and floating rate loans in this category. Under the CMB program, principal is due at maturity, and under the IMPP, principal is due monthly (amortizing).

Under these arrangements, substantially all the risks and rewards of the NHA MBS are retained by the issuers through swap agreements with us. Consequently, the NHA MBS, and the reinvestment of principal proceeds under the CMB program, serve as collateral to the loans and are not recognized in the consolidated balance sheet. This collateral is, however, held in our name and represents the sole source of principal repayments for the loans. The amount due from the swap counterparties represents the interest earned on the loans and is recognized in interest income.

Investment property

Investment properties are properties held to earn rental income or for capital appreciation, or both. Investment properties are initially recognized at cost plus transaction costs. Subsequent to initial recognition, they are measured at fair value. Gains or losses arising from changes in fair value are recognized in other income in the period in which they arise.

Cloud computing arrangements

We enter into cloud computing arrangements for certain Information Technology solutions. Under these arrangements, we incur costs for the right to access a supplier’s application software, as well as for software configuration, customization, and implementation.

To determine whether to expense or capitalize these costs, we assess them against the definition and recognition criteria for intangible assets; that is, identifiability, control over a resource, and the existence of future economic benefits. Based on this assessment, we expense all costs for software access, research and scoping, training, data migration, and general overhead such as project management that is not directly attributable to preparing the software for use; we present these in operating expenses. We capitalize costs for design, configuration, customization, integration with other software, and testing, provided they meet the aforementioned criteria for intangible assets; we present these in accounts receivable and other assets.

After initial recognition, we carry intangible assets at cost less accumulated amortization and any impairment losses. We amortize these assets on a straight-line basis over their useful lives, which range from three to six years, and we present amortization expense in operating expenses. At least at each year-end, we review the useful lives and amortization methods and account for any changes prospectively, and we also review the assets for any indications of impairment. If any indications exist, we compare the asset carrying value to its recoverable amount. If the carrying value is higher, we record an impairment loss, which we present in operating expenses.

Pension and other post-employment benefits

We have a number of benefit arrangements which provide pension and other post-employment benefits to eligible employees. These include a federally regulated pension plan (Pension Plan), unregistered supplemental pension plans (Supplemental Plans) and other non-pension post-employment defined benefits consisting mainly of life and medical insurance. The Supplemental Plans offer benefits in excess of statutory limits as defined under the Income Tax Act (ITA).

The Pension Plan is subject to the federal Pension Benefits Standards Act, 1985 (PBSA) and its regulations and to the ITA. The Pension Plan is registered with the Office of the Superintendent of Financial Institutions (OSFI) and the Canada Revenue Agency (CRA).

Defined benefit plans

The defined benefit plans include the Pension Plan and the Supplemental Plans as well as the other non-pension post-employment benefits. The benefits available under both the Pension Plan and the Supplemental Plans are based on length of service and average annual salary.

The net defined benefit liability recognized is the present value of the obligations under the defined benefit plans less the fair value of the assets of those plans. The defined benefit plan assets are limited to the present value of any economic benefits available in the form of reductions in future contributions to these plans.

Net benefit costs of the plans include the current service costs and the interest cost on the defined benefit obligation net of the interest income on the plan assets and the gain or loss on curtailment. Net benefit costs are included in operating expenses.

Remeasurement gains and losses on defined benefit plans include actuarial gains and losses and changes in the return on plan assets (excluding net interest). They are recognized in OCI as incurred and then flow into retained earnings and are not reclassified to profit or loss in subsequent periods.

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Income taxes

We are a prescribed federal Crown corporation under Reg. 7100 of the ITA and are subject to federal income tax as a prescribed corporation for purposes of subsection 27(2) of the ITA. We are not subject to provincial income tax. CHT is subject to federal and provincial income taxes on the amount of taxable income for the period and is permitted a deduction for all amounts paid or payable to CHT’s beneficiaries in determining income for tax purposes. As all taxable income was distributed to the beneficiaries, no provision for income taxes has been reflected for CHT.

We use the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized based on the estimated tax effect of temporary differences between the carrying value of assets and liabilities on the financial statements and their respective tax bases. We use substantively enacted income tax rates at the balance sheet date that are expected to be in effect when the asset is realized or the liability is settled. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Related party transactions

Except for funds borrowed from the government under the Crown Borrowing Program (CBP), related party transactions are made on terms equivalent to those that prevail in arm’s length transactions. Funds borrowed under the CBP, which we include in borrowings at amortized cost and borrowings designated at FVTPL, are at below market rates. In turn, this allows us to issue loans at below market rates, which reduces the government’s cost to subsidize social housing. Borrowings at below market rates generate gains, which we recognize in net gains (losses) on financial instruments at the borrowing date.

3. Current and Future Accounting Changes

Current accounting changes

There were no new or amended standards issued by the IASB that we adopted during the year ended 31 December 2020 that had an impact on our consolidated financial statements.

Conceptual Framework for Financial Reporting

We adopted the revised Conceptual Framework for Financial Reporting (Conceptual Framework) on 1 January 2020. The Conceptual Framework is used to develop accounting policies when no IFRS Standard applies to a particular transaction. The revised Conceptual Framework includes: a new chapter on measurement; guidance on reporting financial performance; improved definitions and guidance, in particular the definitions of an asset and a liability; and clarifications in important areas, such as the roles of stewardship, prudence and measurement uncertainty in financial reporting.

We have completed our assessment and concluded that the revised Conceptual Framework does not have an impact on our consolidated financial statements.

Future accounting changes

IFRS 17 Insurance Contracts – Effective date of 1 January 2023

In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), which will replace IFRS 4 Insurance Contracts.

In June 2020, the IASB amended IFRS 17 to address concerns and implementation challenges raised by stakeholders. The most notable amendment to us is that the IASB has deferred the effective date by two years, to 1 January 2023. We evaluated the entire suite of amendments and except for the deferral, they will not have an impact on our implementation.

Under IFRS 17, insurance contract liabilities will include the present value of future insurance cash flows, adjusted for risk, as well as a contractual service margin and deferred acquisition costs, which will be released over the coverage period. Contractual service margin will represent the difference between the premium received at inception and the present value of the risk-adjusted cash flows (i.e. profit to be earned in the future). If this difference is negative at inception, the insurance contract would be considered onerous and the difference immediately recorded in income. There are also revised presentation and disclosure requirements.

We have a multidisciplinary team dedicated to analyzing and implementing the new accounting standard, and a detailed project plan is in place. We continue to evaluate where we will need to change our existing accounting and reporting processes and how this could affect our consolidated financial statements.

Amendments to IAS 1 Presentation of financial statements, IFRS Practice Statement 2 Making Materiality Judgements, and IAS 8 Accounting policies, changes in accounting estimates and errors – effective date of 1 January 2023

In February 2021, the IASB issued amendments to IFRS Standards to improve accounting policy disclosures and clarify distinction between a change in accounting policy and a change in accounting estimates. Under the amended IAS 1, entities will disclose their material accounting policies rather than their significant accounting policies. The standard now also includes guidance on how to identify material accounting policies stating that an accounting policy is considered material if, when combined with other information within the financial statements, it can reasonably be expected to influence the decisions of the primary users of the financial statements. IFRS Practice Statement 2 has been amended to include guidance on how to apply materiality to accounting policy disclosures.

Under IAS 8, the new definition of accounting estimates states that they are, “monetary amounts in financial statements that are subject to measurement uncertainty.” The amendment also clarifies that a change in an accounting estimate as a result of new information or developments is not a correction of an error.

We have not yet determined the full impact of these amended standards on our consolidated financial statements.

4. Critical Judgments in Applying Accounting Policies and Making Estimates

The outbreak of a novel strain of coronavirus, causing the disease specifically identified as “COVID-19” has led to a global pandemic that is significantly impacting a number of global economies. The economic impacts of COVID-19 are not fully known and there may be additional government, private sector and regulatory responses introduced to mitigate the outbreak and the related economic impacts. As a result of these and other factors, there is additional uncertainty with respect to making judgments and the assumptions used in making estimates, as well as their impact on our financial results.

Judgments in applying accounting policies

In the process of applying accounting policies, in addition to judgments previously discussed in Note 2, we have made the following judgments, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Consolidation

We apply significant judgment in assessing whether the substance of our relationship with CHT indicates that we control CHT. We guarantee the timely payment of principal and interest on the CMB, and choose when to provide that guarantee. CHT cannot undertake new business (e.g. issue new bonds) without the benefit of a guarantee, and we are currently its only available guarantor. Within that context, we have direct influence over the activities of CHT and can use this influence to manage our exposure to CHT.

Derecognition

In assessing whether transfers of NHA MBS from Issuers to CHT under the CMB program, and to us under the IMPP, qualify for derecognition, significant judgment is applied in determining whether substantially all the risks and rewards of ownership of the NHA MBS have been transferred. We have determined that the sellers of NHA MBS to CHT or to us fail to meet the derecognition criteria as they retain the risk and rewards of the NHA MBS through swap agreements. As a result, we do not recognize the underlying NHA MBS in the consolidated balance sheet but rather account for the transfers as loans.

Use of estimates and assumptions

In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities, and the accompanying disclosures. The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. We based our assumptions and estimates on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Such changes are reflected in the assumptions when they occur.

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Provision for claims

The provision at 31 December is determined by our external appointed actuary, and the main long-term assumptions are probability of default, loss given default and timing of the related cash flows, which are adjusted for the short-term impact of current economic conditions. Historical experience, grouped by product and age of loans, adjusted for related changes to our insurance products and processes, is used throughout the actuarial valuation. Determining the provision involves the risk that the actual results will deviate, and in certain cases significantly, from the estimates made. In addition, there is a risk that the timing of future liability payments will differ materially from the assumptions underlying the valuation of insurance policy liabilities.

The following factors affect the key actuarial assumptions used in the determination of the provision for claims:

•

Claim frequency – Claim frequency, or probability of default, is dependent on the loan-to-value, the underwriting year and other characteristics of the loans insured. It reflects historical and current trends and arrears reporting;

•

Claim severity – Claim severity, or loss given default, is dependent on the dollar value of claims, losses on sales of real estate properties, administrative expenses, payment delays and sale delays. These factors are generally based on historical experience;

•

Economic conditions – Recent past and projected economic factors, such as unemployment rates, gross domestic product, house price index and mortgage rates price index, affect the forecast of future claim levels; and

•	Deferral program – Mortgage deferral arrangements reduce loans in arrears and arrears reporting impacting incurred claims.

Up to and including Q1 2020, 90-day arrears reporting from financial institutions was a key input into determining claim frequency. However, as a result of the deferral programs made available by financial institutions, the resulting lower number of loans in arrears and the inability to determine if a loan in deferral was due to a default or not, we revised our provisioning methodology to be primarily driven by projections of economic variables effective Q2 2020. Although the deferral programs formally ceased as of 30 September 2020, the impacts of deferred loans on 90-day arrears reporting will not be fully known until the first half of 2021. As a result, the provision for claims continues to be based on projections of economic variables at 31 December 2020. The two primary economic variables we use to establish the provision for claims at 31 December 2020 are the unemployment rate and gross domestic product. Once 90-day arrears reporting returns to its pre-pandemic state, we expect to revert to using it as a key determinant in our provision for claims, which may lead to refined estimates of the provision for claims in future reporting periods.

We consider a number of scenarios when establishing a reasonable range for the provision for claims and our final estimate reflects the following key assumptions for the next 18 months: average unemployment rate of 8.3% and change in real gross domestic product of 6.3%. These projections are more optimistic than recent interim reporting, which reflects a revised outlook of the economy at 31 December 2020 and also led to the reversal of a portion of higher insurance claims expense from interim periods in 2020.

Due to the deferral programs issued by financial institutions, we experienced lower reported and paid claims, which required us to make an estimate for claims that we expected to be reported but were not. This additional estimate was determined using actual economic variables for 2020 versus projections and our revised modelling approach described above. This estimate is included in our provision for claims and is $158 million at 31 December 2020. As 90-day arrears reporting returns to its pre-pandemic state, this estimate will be revised and incorporated in our standard provisioning approach.

As the estimate of the provision for claims is primarily driven by economic variables and not 90-day arrears or reported claims reporting, this estimate is generally subject to a greater degree of uncertainty. The provision for IBNER is estimated from the payment pattern of the supplementary amounts on open claims. The losses on CIP are estimated by multiplying the insured loan amount by the calculated average loss level.

Due to the uniqueness of the programs through which the SH and ILM loans are made, the provision for these loans is determined using the expected losses on the current outstanding balances of the insured loans.

For sensitivity analysis and further information on the measurement of the provision, see Note 7.

Unearned premiums

Mortgage insurance premiums are due at the inception of the mortgage being insured, at which time they are deferred and recognized as revenue over the period covered by the related insurance contracts using factors determined annually by the external appointed actuary. The premium earnings factors are based on claim occurrence patterns and amortization periods under the assumption that premiums would be earned at the same rate as claims are incurred. Distinct earning patterns are applied to product types that exhibit substantially different claim occurrence patterns. Claim occurrence patterns are based on long-term historical claim data grouped by age of loans.

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the consolidated balance sheet cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques such as discounted cash flow, spread differential or other valuation models. These models include a degree of judgment in consideration of inputs such as yield curves, market spreads and risk premiums with reference to financial instruments that have similar yields, market risk and maturity characteristics. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 11 for further information on these inputs and assumptions.

Expected credit losses

The ECL is determined using judgment in weighting pessimistic, baseline and optimistic scenarios that consider forward-looking results for the macroeconomic factors listed in Note 2. The scenarios and weightings are reviewed and updated quarterly by our Chief Economist at the balance sheet date. Inherent risk in these estimates is the potential for actual results to vary from expectations. The ECL at 31 December 2020 was calculated using a 35% weighting to the pessimistic scenario, 45% weighting to the baseline and 20% weight to the optimistic scenario (31 December 2019 – 35% pessimistic, 45% baseline and 20% optimistic). The scenarios and economic factors reflect possible economic recovery paths of the COVID-19 pandemic and the scenarios used at 31 December 2020 are generally more optimistic than those used in our interim financial reports since the onset of the pandemic. This improved outlook led to the full reversal of the ECL provision recorded in 2020 interim reports, resulting in limited overall change in the ECL since 31 December 2019.

Our loan portfolio is not materially sensitive to changes in economic inputs or weightings as 99% of the loan book is guaranteed, see Note 14. For the unguaranteed portion, the ECL decreased during the year, due to a lower outstanding balance. See Notes 13 and 14 for more information on expected credit losses.

Valuation of pension benefit obligation

The cost of the defined benefit pension plan and the present value of the pension obligation are determined based on actuarial valuations. The actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, rate of compensation increase, mortality rates and inflation. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at least annually.

The assumption most sensitive to change is the discount rate. In determining the appropriate discount rate, we consider the interest rates of Canadian dollar corporate bonds with an ‘AA’ rating and extrapolated as needed along the yield curve to correspond with the expected term of the defined benefit obligation. The mortality rate is based on publicly available Public Sector mortality tables for Canada. See Note 24 for more information on assumptions and sensitivity.

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5. Segmented Information

Our operating segments include Assisted Housing, Mortgage Insurance, Mortgage Funding and CHT. As described in Note 1, we have determined our reportable segments to be Assisted Housing, Mortgage Insurance and Mortgage Funding.

Our Chief Operating Decision Maker (CODM) is our Executive Committee. Our CODM monitors the operating results of the activities separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on financial and non-financial metrics that are tied to the objectives of each operating segment and may differ by operating segment.

Assisted Housing includes Housing and Lending programs which share many similarities and satisfy the same objective of supporting access to affordable housing for Canadians in need. Our CODM allocates resources and assesses performance of the Housing and Lending programs as one. Housing programs are administered either directly by us or by provinces and territories under SHA and the Federal/Provincial/Territorial Housing Partnership Framework. We lend to non-profit and private sectors, Indigenous organizations and communities, provinces and municipalities in the delivery of affordable and community housing programs. Assisted Housing earns interest income on loans and investments, and receives government funding to operate its housing programs.

Mortgage Insurance provides mortgage insurance for transactional homeowner, portfolio and multi-unit residential loans in all parts of Canada. We operate these programs on a commercial basis with due regard for loss without the need for funding from the government. Mortgage Insurance revenues are earned from premiums, fees and investment income.

Mortgage Funding provides TPGs of interest and principal of securities issued on the basis of eligible housing loans and on CMB. We provide these guarantees on a commercial basis. In 2020, Mortgage Funding also included the acquisition of interests in NHA MBS under the IMPP.

CHT’s functions include the acquisition of interests in eligible housing loans such as NHA MBS, the issuance of CMB, as well as the purchase of highly rated investments and certain related financial hedging activities.

For the purposes of our segmented reporting, we aggregate Mortgage Funding and CHT (a separate entity) in the Mortgage Funding reportable segment. Accordingly, Mortgage Funding revenues are earned from guarantee and application fees, and investment income.

Corporate overheads are allocated to each operating segment and are included in the amounts presented.

We define a major lender to be one from which we receive premiums, guarantee fees, and application fees amounting to 10% or more of our total premiums and fees received. In 2020, we received amounts totalling $486 million, or 16% of our total premiums and fees received, from one major lender (2019 – $589 million or 22% from two major lenders). We report these amounts in our Mortgage Insurance and Mortgage Funding Activities; see Note 2 for information on our revenue recognition policies.

For all segments, revenues are attributed to, and assets are located in, Canada.

Aggregation of the Mortgage Funding and CHT

Mortgage Funding and CHT both support our objective of ensuring adequate supply of funds for mortgage lending through mortgage securitization. Through the CMB program in its entirety (including the guarantee by Mortgage Funding) and the IMPP, we contribute to the stability of the financial system by allowing lenders to access funds for residential mortgage lending.

Both segments’ business is generated by market demand for our TPG for mortgage funding through NHA MBS and through CMB issued by CHT.

There are many similarities in the nature of the issuance processes, customers and methods of distribution. CMB are available to both institutional investors and retail investors and can be bought through investment dealers, banks, trust companies, and other types of financial institutions. The guarantee takes effect at issuance.

	Assisted Housing Activity		Mortgage Insurance Activity		Mortgage Funding Activity		Eliminations		Total

(in millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Interest income	280	301	-	-	4,676	5,152	(2)	(6)	4,954	5,447

Interest expense	298	297	-	-	4,668	5,143	(29)	(61)	4,937	5,379

Net interest income	(18)	4	-	-	8	9	27	55	17	68

Government funding for housing programs	4,892	2,039	-	-	-	-	-	-	4,892	2,039

Premiums and fees earned	-	-	1,372	1,429	667	582	-	-	2,039	2,011

Investment income (losses)	-	-	349	446	70	72	(11)	(35)	408	483

Net gains (losses) on financial instruments	76	49	487	97	13	15	(13)	(49)	563	112

Other income (loss)	17	4	(1)	(5)	16	4	-	-	32	3

Total revenues and government funding	4,967	2,096	2,207	1,967	774	682	3	(29)	7,951	4,716

Non-interest expenses

Housing programs	4,496	1,829	-	-	-	-	-	-	4,496	1,829

Insurance claims	-	-	472	191	-	-	-	-	472	191

Operating expenses	389	217	311	312	67	63	-	-	767	592

Total expenses	4,885	2,046	783	503	67	63	-	-	5,735	2,612

Income (loss) before income taxes	82	50	1,424	1,464	707	619	3	(29)	2,216	2,104

Income taxes	14	8	362	368	177	155	1	(7)	554	524

Net income	68	42	1,062	1,096	530	464	2	(22)	1,662	1,580

Total revenues and government funding	4,967	2,096	2,207	1,967	774	682	3	(29)	7,951	4,716

Inter-segment income (loss)[1]	(2)	(6)	(24)	(84)	29	61	(3)	29	-	-

External revenues and government funding	4,965	2,090	2,183	1,883	803	743	-	-	7,951	4,716

[1]	Inter-segment income relates to the following:
•	Assisted Housing recognizes interest income from investing in holdings of CMB;
•	Mortgage Insurance recognizes investment income from investing in holdings of CMB; and
•	Within Mortgage Funding, CHT recognizes interest expense on CMB held by Assisted Housing and Mortgage Insurance.

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	Assisted Housing Activity		Mortgage Insurance Activity		Mortgage Funding Activity		Eliminations[1]		Total

(in millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Assets

Cash and cash equivalents	1,171	630	1,121	291	9	1	-	-	2,301	922

Securities purchased under resale agreements	174	-	-	-	-	-	-	-	174	-

Accrued interest receivable	91	103	95	96	529	540	(1)	(2)	714	737

Investment securities:

Fair value through profit or loss	318	1,037	81	122	-	-	-	(350)	399	809

Fair value through other comprehensive income	-	-	18,676	17,370	4,821	3,931	(403)	(668)	23,094	20,633

Amortized cost	1,447	972	-	-	-	-	(20)	(25)	1,427	947

Derivatives	24	19	93	49	-	-	-	-	117	68

Due from the Government of Canada	339	249	-	-	-	-	-	-	339	249

Loans:

Fair value through profit or loss	719	1,307	24	24	-	-	-	-	743	1,331

Amortized cost	6,160	4,893	80	101	264,210	244,445	-	-	270,450	249,439

Accounts receivable and other assets	190	221	694	524	47	103	-	-	931	848

Investment property	281	267	-	9	-	-	-	-	281	276

	10,914	9,698	20,864	18,586	269,616	249,020	(424)	(1,045)	300,970	276,259

Liabilities

Accounts payable and other liabilities	519	425	192	269	41	102	-	-	752	796

Accrued interest payable	57	64	-	-	517	529	(1)	(2)	573	591

Derivatives	8	8	-	-	-	-	-	-	8	8

Provision for claims	-	-	735	407	-	-	-	-	735	407

Borrowings:

Fair value through profit or loss	1,156	2,374	-	-	-	-	-	-	1,156	2,374

Amortized cost	8,529	6,287	-	-	264,210	244,445	(370)	(991)	272,369	249,741

Defined benefit plans liability	242	185	299	260	8	4	-	-	549	449

Unearned premiums and fees	-	-	6,129	5,496	1,892	1,655	-	-	8,021	7,151

Deferred income tax liabilities	71	53	139	91	37	-	(15)	(15)	232	129

	10,582	9,396	7,494	6,523	266,705	246,735	(386)	(1,008)	284,395	261,646

Equity of Canada	332	302	13,370	12,063	2,911	2,285	(38)	(37)	16,575	14,613

	10,914	9,698	20,864	18,586	269,616	249,020	(424)	(1,045)	300,970	276,259

[1]	The balance sheet eliminations remove inter-segment holdings of CMB and inter-segment receivables/payables.

6. Government Funding and Housing Programs Expenses

Our activities are presented into the following three core responsibilities.

•

Assistance for housing needs: encompasses programs where we provide federal funding to improve access to affordable housing for Canadians in housing need, including Indigenous peoples, Canadians with special or distinct needs, and certain vulnerable groups.

•	Financing for housing: encompasses programs whereby we make financing available for new and existing housing-related initiatives.

•

Housing expertise and capacity development: encompasses a variety of programs whereby we support capacity and skills development activities within the housing sector and conduct research and analysis as well as disseminate information on a range of issues that support the housing sector and informed decision making by government and other sectors.

In 2020 only, these core responsibilities also include programs launched in response to COVID-19. Notably, financing for housing includes $2,152 million related to the Canada Emergency Commercial Rent Assistance program, which offered forgivable loans to eligible commercial property owners for the months of April through September 2020 to help them reduce the rent owed by their small business tenants facing financial hardship due to COVID-19.

The following table presents the amount of government funding, including housing programs expenses and operating expenses incurred to support these programs, recognized for the three core responsibilities.

(in millions)	2020	2019

Assistance for housing needs	2,353	1,843

Financing for housing	2,507	78

Housing expertise and capacity development	139	136
Total[1]	4,999	2,057

Change in government funding deferred (net)	(107)	(18)

Total government funding recognized[2]	4,892	2,039

[1]	Includes operating expenses of $369 million (2019 – $189 million).
[2]

Total government funding recognized does not include gains resulting from below market rate funds borrowed under the CBP, which are recognized in net gains (losses) on financial instruments. These gains totalled $105 million (2019 – $64 million).

The following table presents the change in the due from the Government of Canada account. The outstanding balance as at 31 December 2020 is mainly composed of housing programs expenses incurred but not yet reimbursed.

(in millions)	2020	2019

Balance at beginning of year	249	158

Total government funding	4,999	2,057

Government funding received during the year	(4,903)	(1,969)

Third party remittances from (owing to) the Government of Canada	(8)	3

Balance at end of period before prior/future period adjustments	337	249

Change in prior period adjustments (net)	2	-

Balance at end of year	339	249

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7. Mortgage Insurance

Mortgage Insurance risk management

We assume the risk of loss from borrower default through mortgage insurance contracts entered into with approved lenders, exposing us to uncertainty surrounding the timing, frequency and severity of claims. Insurance risk management policies are in place to identify, mitigate, report and monitor this risk to ensure activities are managed within our risk appetite, tolerances and risk limits to successfully deliver on our mandate and meet our strategic directions.

We manage our exposure to insurance risk of loss through prudent product design, pricing, insurance underwriting policies, claims payment and default management, reserving, fraud and misrepresentation risk management, market diversification and borrower review and monitoring for the multi-unit, portfolio and homeowner products.

Product design

The development of mortgage insurance products takes into account changing client needs, new legislation and regulations, the evolving economic environment and our mandate to serve Canadians across the country, particularly in those market segments not served or less well served by the private sector. Product design is based on prudent underwriting practices combined with our goal to ensure that creditworthy borrowers have access to mortgage insurance products that meet their needs.

Pricing

Premiums are set based on projections of claim frequency, claim severity, return on investment, operating expenses, taxes, capital targets, profitability considerations and market demand. In addition, pricing decisions also take into account other considerations related to competition, strategic direction and our public mandate. Pricing risk refers to the potential that these projections and considerations may substantively and persistently differ from actual developments and values in the long term, which could have significant implications for our risk of loss, profitability and achievement of mandate.

At least annually, we conduct a pricing review of our products to: i) ensure they support Canadians in meeting their housing needs for a wide range of housing types and tenures; ii) support the profitability and long-term viability of the Mortgage Insurance Activity; iii) foster competition; iv) support financial stability; and v) be in line with our risk appetite and tolerances.

Insurance underwriting policies

Risks related to underwriting could arise from: i) the lender; ii) the borrower; iii) the property; and/or iv) the market. As a result, we have developed prudent and disciplined underwriting policies and guidelines which set the contractual framework and general obligations with respect to underwriting, provides approved lenders with underwriting criteria for mortgage insurance and also includes policies to obtain the approved lender designation.

In addition, for transactional homeowner products, risks related to insurance for different types of residential properties are assessed using our mortgage insurance risk assessment methodology and a rigorous underwriting and post-approval due diligence process.

In the case of multi-unit underwriting, due to different risk characteristics, applications undergo additional individual in-depth assessments to evaluate borrower, property, market and loan characteristics by our underwriters.

Claims payment and default management

Our Claims Payment Centre supports approved lenders in managing default related to homeowner and small rental loans to reduce risk of default on payment.

Our Insurance Servicing team works with approved lenders for multi-unit residential rental, licensed care or retirement properties in resolving default situations, evaluating workout alternatives and other matters. We consider workouts through effective management of projects in difficulty by following established frameworks.

We actively pursue recoveries, which are amounts expected to be recovered from borrowers in order to mitigate our potential loss.

Reserving

Reserving risk refers to the risk that insurance liabilities differ significantly from the actual claim payments. We estimate insurance policy liabilities to cover future losses and payments on claims. These policy liabilities are established based on projections of claim frequency, severity and timing, within the context of the economic environment and recent performance indicators such as arrears rates.

Fraud and misrepresentation risk management

Fraud risk management comprises all activities aiming to detect and prevent fraud or misrepresentation and mitigating losses due to fraud or misrepresentation. We mitigate fraud using models to identify mortgage loan applications that have a high probability of containing misrepresentation and taking the appropriate measures upon identification. We maintain specialized underwriting staff to review these claims and, if appropriate, require enhanced due diligence by the lender.

Market diversification

Concentration risk may arise from insurance contracts issued in a particular geographical area where local economic conditions are significantly different from the national average that could expose us to a greater risk of loss. The relative impact of the outcome is mitigated as a result of the distribution of business across different geographic areas. We monitor the conditions of the housing market and economy in each region of Canada against predetermined risk tolerances in accordance with our Risk Appetite Framework.

The table below sets out the concentration of loan amount insured during the period:

	2020				2019

(in percentages)	Transactional homeowner	Portfolio	Multi-unit residential	Overall	Transactional homeowner	Portfolio	Multi-unit residential	Overall

Atlantic	6	2	5	5	6	4	6	5

Quebec	34	8	24	23	31	15	25	27

Ontario	27	57	42	41	31	48	39	36

Prairies and territories	23	10	14	16	22	17	13	19

British Columbia	10	23	15	15	10	16	17	13
Canada	100	100	100	100	100	100	100	100

Monitoring

A comprehensive monitoring and quality assurance framework also enables our ongoing rigorous review of business trends, performance and lender compliance in order to make timely adjustments to underwriting and other risk management criteria and processes as needed.

Insurance-in-force

At 31 December 2020, insurance-in-force, which represents the maximum potential total risk exposure of the Mortgage Insurance Activity, totalled $431 billion (2019 – $429 billion). This amount includes $1,649 million (2019 – $807 million) in outstanding loan balances from the Lending programs included in the Assisted Housing Activity (see Note 14). Under Section 11 of the NHA, the total of outstanding insured amounts of all insured loans may not exceed limit of $750 billion (2019 – $600 billion). The insurance-in-force limit was increased in March 2020 for a five-year period to accommodate the expanded eligibility criteria for portfolio insurance in conjunction with the IMPP.

The following table presents the percentage distribution of insurance-in-force by region:

	2020				2019

(in percentages)	Transactional homeowner	Portfolio	Multi-unit residential	Overall	Transactional homeowner	Portfolio	Multi-unit residential	Overall

Atlantic	7	4	6	6	7	4	6	6

Quebec	25	12	27	22	24	13	28	22

Ontario	27	48	38	35	28	46	37	35

Prairies and territories	31	18	15	24	31	19	15	24

British Columbia	10	18	14	13	10	18	14	13
Canada	100	100	100	100	100	100	100	100

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Earned and unearned premiums and fees

The following table presents the composition of premiums and fees earned.

(in millions)	2020	2019

Earned premiums	1,343	1,399

Earned application fees[1]	29	30

Total	1,372	1,429

[1]	Includes application fees on multi-unit residential loans, as well as low loan-to-value transactional homeowner application fees of $16 million (2019 – $15 million).

The following table presents the changes in the unearned premiums and fees balance.

(in millions)	2020	2019

Balance at beginning of year	5,496	5,375

Premiums deferred on contracts written in the year	1,965	1,517

Premiums earned in the year	(1,343)	(1,399)

Application fees deferred on contracts written in the year	24	18

Application fees earned in the year[1]	(13)	(15)

Balance at end of year	6,129	5,496
[1]

Only includes earned application fees on multi-unit residential loans during the period. Application fee revenue earned on low loan-to-value transactional homeowner application fees are earned immediately as they are received.

Deferred acquisition costs

The following table presents the changes in the DAC balance.

(in millions)	2020	2019

Balance at beginning of year	194	181

Acquisition costs deferred	61	67

Amortization of deferred acquisition costs	(55)	(54)

Balance at end of year[1]	200	194

[1]	Included in accounts receivable and other assets (Note 21).

Provision for claims

The provision for claims includes amounts set aside for IBNR claims, IBNER claims, CIP and SH and ILM.

Provision for claims comprises the following:

	2020			2019

(in millions)	IBNR, IBNER and CIP	SH and ILM	Total	IBNR, IBNER and CIP	SH and ILM	Total

Undiscounted estimated losses	651	25	676	341	40	381

Discounting	(4)	(2)	(6)	(4)	(6)	(10)

Discounted provision for adverse deviation	60	5	65	27	9	36

Total provision for claims	707	28	735	364	43	407

The following table presents the changes in the provision for claims balance.

	2020			2019

(in millions)	IBNR, IBNER and CIP	SH and ILM	Total	IBNR, IBNER and CIP	SH and ILM	Total

Provision for claims, beginning of year	364	43	407	390	61	451

Net claims paid during the year	(140)	(4)	(144)	(236)	(3)	(239)

Provision for claims provided for and losses incurred during the period[1]	452	-	452	263	4	267

Unfavourable (favourable) development on prior period insurance claims	31	(11)	20	(53)	(19)	(72)

Provision for claims, end of year	707	28	735	364	43	407

[1]

Included as part of insurance claims on the consolidated statement of income and comprehensive income. Provision for claims provided for and losses may not equal insurance claims expense as certain expenses incurred do not impact the provision for claims.

Estimates of the timing of net cash outflows resulting from our recognized insurance liabilities are provided in Note 29. As the various social housing (SH) programs as well as loans financed by index-linked mortgages (ILM) under the Federal Co-operative Housing Program (SH and ILM) programs are unique it is difficult to provide a more precise maturity profile beyond 12 months. The majority of mortgages for the SH and ILM loans have remaining amortization periods of 8 years or less.

Sensitivity analysis

The following table presents the sensitivity in the significant assumptions that have the greatest effect on the measurement of the insurance contract liabilities. The significant assumptions have been revised to reflect the most important variables in the current environment which led to the removal of the mortgage rate factor. The percentage change in variables is applied to a range of existing actuarial modelling assumptions to derive the possible impact on income before income taxes and equity of Canada for reasonably possible movements in key assumptions with all other assumptions held constant. In practice, this is unlikely to occur and changes in some of the assumptions might be correlated, which might magnify or counteract the sensitivities. The relationship of a change in assumption to the change in value may not be linear. The methodology for sensitivity testing has not changed significantly from the prior year.

(in millions, unless otherwise indicated)	Change indicator	Change in assumptions	Impact on income before income taxes		Impact on equity of Canada
			2020	2019	2020	2019

Loss sensitivity factors

Claim frequency	Relative	+10%	(71)	(38)	(53)	(29)

	Relative	-10%	71	38	53	29
Claim severity	Relative	+10%	(72)	(39)	(54)	(29)

	Relative	-10%	72	39	54	29

Economic sensitivity factor

Unemployment rate	Absolute	+100 bps	(41)	(49)	(31)	(37)

Gross domestic product	Absolute	-100 bps	(27)	(22)	(20)	(16)

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Claims development

Incurred but not reported, incurred but not enough reported and claims in process

The following table shows the development of the expected losses on IBNR, IBNER and CIP claims and their related expenses (excluding SH and ILM) over a period of time and the estimated ultimate cost of claims for 2011 through 2020 to present the earliest material claim that has arisen and for which there is still uncertainty about the amount and timing of claim payments. The information is presented on a default year basis where claims are related to the period in which the insured event occurred and not the period in which the policy was underwritten.

(in millions, unless otherwise indicated)	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total

Expected losses

Default year	551	522	388	346	303	306	247	258	263	452

One year later	499	428	370	328	324	272	253	258	329

Two years later	479	432	372	351	319	280	241	258

Three years later	480	439	376	345	312	274	242

Four years later	484	440	378	343	310	277

Five years later	484	441	381	339	310

Six years later	488	440	376	338

Seven years later	487	437	377

Eight years later	483	437

Nine years later	482

Current estimate of cumulative claims	482	437	377	338	310	277	242	258	329	452	3,502

Claims paid

Default year	37	29	22	19	16	23	19	19	22	6

One year later	257	225	194	175	175	144	126	136	94

Two years later	135	134	119	120	95	87	75	65

Three years later	39	37	29	23	20	20	13

Four years later	11	12	13	3	3	3

Five years later	3	2	1	(1)	-

Six years later	4	(1)	(1)	(1)

Seven years later	(2)	(1)	-

Eight years later	(1)	-

Nine years later	(1)

Cumulative payments to date	482	437	377	338	309	277	233	220	116	6	2,795

Provision for claims	-	-	-	-	1	-	9	38	213	446	707

Current estimate of surplus (deficit)	69	85	11	8	(7)	29	5	-	(66)	-

Surplus of initial expected loss on claims	13%	16%	3%	2%	(2)%	9%	2%	0%	(25)%	0%

Insurance policy liability adequacy

A liability adequacy test on the premium liabilities and claim liabilities is performed quarterly. Premium liabilities represent a provision for future claims and expenses which are expected to arise from the unearned portion of the policies in-force. Thus, this provision is for claims that have not yet occurred and, therefore, covers the period from the date of the valuation to the date of default (the assumed claim occurrence date).

Our liability adequacy test for the year ended 31 December 2020 has identified that no premium deficiency reserve is required (2019 – nil).

8. Mortgage Funding

We guarantee the timely payment of principal and interest of CMB issued by CHT under the CMB program and NHA MBS issued by Approved Issuers on the basis of housing loans under the NHA MBS program and under the IMPP in the event that an issuer is unable to satisfy its obligations under these programs. In that circumstance, we will mitigate our loss by realizing on the collateral securing the obligations, consisting primarily of insured mortgage loans, under each of the programs.

At the balance sheet date, we have not received a claim on our TPG. As such, no provision in addition to the remaining unearned premium is required.

The following table presents the changes in the unearned TPG fees balance.

	2020			2019

(in millions)	NHA MBS	CMB	Total	NHA MBS	CMB	Total

Balance at beginning of year	1,152	503	1,655	1,079	494	1,573

TPG fees received in the year	708	196	904	518	146	664

TPG fees earned in the year	(519)	(148)	(667)	(445)	(137)	(582)

Balance at end of year	1,341	551	1,892	1,152	503	1,655

The unearned TPG fees balance relates to the consideration received from customers at inception of the TPG contracts, for which revenue is recognized over the expected life of the security. The expected life of the securities varies with the average expected life being five years (2019 – five years).

Transaction price allocated to the remaining performance obligations

The following table presents the revenue expected to be recognized in future periods related to performance obligations that are unsatisfied at the balance sheet date.

(in millions)	2021	2022	2023	2024	2025	2026 and thereafter

NHA MBS	475	355	253	150	55	53

CMB	140	117	94	68	47	85

Guarantees-in-force

Total guarantees-in-force represents the maximum principal obligation related to TPGs1. Under Section 15 of the NHA, the aggregate outstanding amount of principal guarantees may not exceed $750 billion (2019 – $600 billion). The guarantees-in-force limit was increased in March 2020 for a five-year period to accommodate the increased NHA MBS and CMB guarantee limits of $295 billion and $60 billion, respectively. The increased NHA MBS and CMB limits were only in effect for 2020.

The following table presents the total guarantees-in-force by program. We do not expect these to result in future cash outflows.

(in billions)	2020	2019

NHA MBS	232	249

CMB[2]	257	244

Total	489	493

1 Exposure excludes the realizable value of the related assets securing the NHA MBS and CMB guaranteed.

2 Includes $0.4 billion (2019 – $1.0 billion) in investments which are eliminated in the consolidated balance sheet.

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The following table presents the maturity profile of the guarantees-in-force based on principal amount outstanding as at 31 December 2020.

(in millions)	NHA MBS guarantees	CMB guarantees	Total guaranteed

2021	29,628	37,750	67,378

2022	36,533	44,250	80,783

2023	46,016	45,500	91,516

2024	58,268	37,500	95,768

2025	58,760	40,750	99,510

2026 and thereafter	3,160	50,750	53,910

Total	232,365	256,500	488,865

9. Structured Entities

Canada Housing Trust

CHT was established in 2001 as a special-purpose trust, separate from us. While we control the activities of CHT, its assets and liabilities are neither owned by nor held for our benefit. CHT’s functions are limited to the acquisition of interests in eligible housing loans such as NHA MBS, the issuance of CMB, as well as the purchase of highly rated investments and certain related financial hedging activities. The beneficiaries of the Trust, after payment of all obligations, are one or more charitable organizations. Financial information for CHT is presented in the following tables on an unconsolidated basis.

Condensed Balance Sheet

(in millions)	2020	2019

Loans – amortized cost	258,962	244,445

Other assets	512	530

Total assets	259,474	244,975

Borrowings – amortized cost	258,962	244,445

Other liabilities	512	530

Total liabilities	259,474	244,975

Total equity of Canada	-	-

Condensed Statement of Income

(in millions)	2020	2019

Interest income – loans	4,606	5,152

Interest expense	4,598	5,143

Net interest income	8	9

Total revenues	8	9

Operating expenses	8	9

Total expenses	8	9

Net income	-	-

10. Capital Management

For capital management, we consider our capital available to be equal to the total equity of Canada less assets with a capital requirement of 100%.

Our primary objective with respect to capital management is to ensure that our commercial operations, being our Mortgage Insurance and Mortgage Funding Activities, have adequate capital to deliver their mandate while remaining financially self-sustaining and also to follow prudent business practices and guidelines existing in the private sector as appropriate. Beyond the $25 million capital prescribed by the CMHC Act, we currently have no externally imposed minimal capital requirements; however, we voluntarily follow guidelines set out by the Office of the Superintendent of Financial Institutions (OSFI).

We perform an Own Risk & Solvency Assessment (ORSA), which is an integrated process that evaluates capital adequacy on both a regulatory and economic capital basis and is used to establish capital targets taking into consideration our strategy and risk appetite. Our ‘Own View’ of capital needs is determined by identifying our risks and evaluating whether or not an explicit amount of capital is necessary to absorb losses from each risk. With the above we have also met the requirements of the CMHC Act and the NHA.

Effective 25 November 2020, our Board of Directors approved an updated economic capital methodology for determining required capital for Mortgage Funding, which we have applied prospectively from that date. The revised economic capital methodology is a risk-based assessment that takes into account various risks and is consistent with the Total Asset Requirement (TAR) approach as outlined by OSFI for Mortgage Insurance regulatory capital. By adopting the TAR approach to Mortgage Funding capital estimation, unearned premiums and fees are excluded from the economic capital required calculations but are now part of the economic capital available portion of the calculation. As a result, the economic capital required is solely based on the assets needed to cover the specific risks since the capital floor concept used in the previous methodology has been removed. The economic capital view allows us to operate within our strategy and risk appetite and we internally manage our capital to this view. For accounting purposes, however, regulatory capital for Mortgage Insurance requires the deduction of unearned premiums and fees as well as other insurance-related liabilities from the total asset requirement to arrive at total capital for insurance risk. To align our revised economic capital view for Mortgage Funding to Mortgage Insurance for accounting purposes and for establishing dividends, we deduct the unearned guarantee and application fees from the total asset requirement, effectively arriving at an accounting capital required. See Mortgage Funding capital discussion below for further information.

We set an internal target for our Mortgage Insurance Activity and our Mortgage Funding Activity at a level that is expected to cover all material risks. The internal target is calibrated using specified confidence intervals and is designed to provide an early indication of the need to resolve financial problems. Under our capital management policy, we operate at available capital levels above the internal target on all but unusual and infrequent occasions. Accordingly, we have established an operating level for our Mortgage Insurance Activity and our Mortgage Funding Activity in excess of our internal target. The operating level is calibrated using confidence intervals specified by our capital management policy and is designed to provide us with adequate time to resolve financial problems before available capital decreases below the internal target.

We declare dividends to the government from our Mortgage Insurance and Mortgage Funding Activities, to the extent there are profits and retained earnings not allocated to reserves, capitalization or to meet our needs for purposes of the NHA, CMHC Act or any other purpose authorized by Parliament relating to housing. However, we do not manage our capital to issue a dividend. In the current year, we did not declare or pay any dividends (2019 – $2,020 million dividends declared and $2,695 million dividends paid).

On 24 March 2020, the government approved a $10 billion recapitalization limit in the event that we may need to be recapitalized in the future.

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The components of consolidated capital available are presented below.

(in millions)	2020	2019

Contributed capital	25	25

Accumulated other comprehensive income	607	247

Appropriated retained earnings	9,905	11,178

Unappropriated retained earnings[1]	6,038	3,163
Total equity of Canada[2]	16,575	14,613

Less: assets with a capital requirement of 100%	(67)	(40)
Total capital available	16,508	14,573

[1]	Unappropriated retained earnings represent retained earnings in excess of our operating level for the Mortgage Insurance and Mortgage Funding Activities.
[2]	Equity of Canada includes the impact of eliminations.

Mortgage Insurance capital

The appropriated retained earnings of the Mortgage Insurance Activity is based on our ORSA. As regulatory capital, based on guidelines developed by OSFI, is higher than our economic capital requirements, we have set our capital targets based on regulatory capital. OSFI’s minimum regulatory capital requirement is 100% of its Mortgage Insurer Capital Adequacy Test (MICAT). The OSFI Supervisory target is 150% of the minimum capital required. We set an internal target above the Supervisory capital required under OSFI guidelines. The following table presents the components of capital available.

(in millions, unless otherwise indicated)	2020	2019
Accumulated other comprehensive income	460	195

Appropriated retained earnings	8,914	9,997
Appropriated capital[1]	9,374	10,192

Unappropriated capital	3,996	1,871
Total Mortgage Insurance capital	13,370	12,063

Less: assets with a capital requirement of 100%	(67)	(40)

Total Mortgage Insurance capital available	13,303	12,023

Internal target	155%	155%

Operating level	165%	165%

Capital available to minimum capital required (% MICAT)	234%	195%

[1]	We appropriate retained earnings and AOCI at our operating level of 165% of MICAT.

Mortgage Funding capital

Mortgage Funding capital is appropriated for the guarantees provided by our NHA MBS and CMB programs. There is no regulatory capital and the appropriated amount of capital is based on the economic capital methodology as outlined above. Under the revised methodology implemented effective 25 November 2020, the total asset requirement is $3 billion (economic capital required) and this will be re-assessed annually as part of the ORSA process. At 31 December 2020, we held total assets of $4,892 million less $89 million of liabilities (excluding unearned premiums and fees). These amounts exclude assets and liabilities related to IMPP. We are sufficiently capitalized from an economic capital standpoint with $4,803 million of assets (economic capital available) to more than offset the $3 billion total asset requirement.

Appropriated retained earnings are determined by deducting unearned guarantee and application fees from the total asset requirement to arrive at accounting capital required. At 31 December 2020, the appropriated capital of $1.1 billion is lower than the $1.2 billion required under our previous methodology and is due to the removal of the capital floor.

We compare our closing equity balance to the appropriated retained earnings determined above to assess possible capital available for dividends while also ensuring that our available assets do not decrease below the $3 billion economic capital required.

We do not have separate capital amounts for Canada Housing Trust (CHT) because the TPG exposure to CMB issued by CHT is covered by the Mortgage Funding capital. The amounts of Mortgage Funding capital held also recognize the risk mitigation provided by mortgage insurers, who are required to hold capital for the underlying mortgage default risk.

The following table presents the components of the capital available.

(in millions, unless otherwise indicated)	2020	2019[3]

Accumulated other comprehensive income	116	18

Appropriated retained earnings	991	1,181

Appropriated capital[1]	1,107	1,199

Unappropriated capital	1,804	1,086

Total Mortgage Funding capital available	2,911	2,285

Capital available to capital required (%)[2]	263%	190%

[1]

We appropriate retained earnings and AOCI at the operating level of accounting capital required (as defined above), which is set at 110% of our capital needs determined by ORSA less unearned guarantee and application fees. Our internal target is set at 105% of our ‘Own View’ of capital needs less unearned premium and fees.

[2]	Economic capital available to economic capital required as at 31 December 2020 is 176%.
[3]

Prior to implementing the updated economic capital methodology for Mortgage Funding on 25 November 2020, this ratio was calculated using the Capital Floor methodology when determining required capital.

Assisted Housing capital

Lending programs

We maintain a reserve fund pursuant to Section 29 of the CMHC Act. A portion of the Assisted Housing earnings is retained in this reserve fund as part of our strategy to address interest rate risk exposure on pre-payable loans as well as credit risk exposure on unsecured loans. The reserve fund is subject to a statutory limit of $240 million (2019 – $240 million), which we have determined through our ORSA to be in a reasonable range. Should the statutory limit be exceeded, we would be required to pay the excess to the government.

Unrealized fair value fluctuations as well as remeasurement gains and losses on defined benefit plans are absorbed in retained earnings. The Housing programs’ portion of remeasurements is recorded in retained earnings until it is reimbursed by the government through government funding for housing programs.

The following table presents the components of the capital available.

(in millions)	2020	2019

Reserve fund	59	94

Retained earnings	248	183

Total Lending programs capital available	307	277

Housing programs

We do not hold capital for Housing programs as this activity does not present risks that would require us to set capital aside.

11. Fair Value Measurement

Fair value measurement

We measure certain financial instruments and non-financial assets at fair value in the consolidated balance sheet and disclose the fair value of certain other items. Fair value is determined using a consistent measurement framework.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date under current market conditions. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. Fair value measurement of non-financial assets (i.e. investment property) takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. For financial instruments, accrued interest is separately recorded and disclosed.

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Fair value hierarchy

The methods used to measure fair value make maximum use of relevant observable inputs and minimize the use of unobservable inputs. Fair value measurements are classified in a fair value hierarchy as Level 1, 2 or 3 according to the observability of the most significant inputs used in making the measurements.

Level 1

Assets and liabilities that are measured based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2

Assets and liabilities that are measured based on observable inputs other than Level 1 prices. Level 2 inputs include prices obtained from markets that are not considered sufficiently active, and fair values obtained by discounting expected future cash flows, making maximum use of directly or indirectly observable market data.

Level 3

Assets and liabilities not quoted in active markets that are measured using valuation techniques. Where observable inputs are not available, unobservable inputs are used. For Level 3 assets and liabilities, unobservable inputs are significant to the overall measurement of fair value.

We have processes and controls in place to ensure fair value is appropriately measured. The valuation of financial instruments is performed by the Systems and Analytics Division (SAD) of the Investments and Treasury group. SAD has developed models and methodologies to determine fair value of financial instruments not quoted in active markets which are reviewed and monitored on an ongoing basis. All valuations are subject to independent price verification (IPV) managed by the sector of the Chief Risk Officer. IPV is a process where valuations are independently verified against external market prices and other relevant market data on an ongoing basis.

Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account.

For investment property, fair value is determined by independent external property appraisers who hold recognized and relevant professional qualifications and have recent relevant experience and our internal appraisers on a rotating basis.

Methods and assumptions

We measure fair value using the following methods and assumptions:

Investment securities

Equity securities are valued using closing bid price quotes from active markets.

Fixed income securities are valued primarily by indicative quotes obtained from multi-dealer consensus pricing services. Where observable quotes are not available, securities are valued using spread differentials of similar actively traded securities or discounted cash flow techniques using observable discount rate curves for instruments having similar characteristics. Future cash flows of certain floating rate bonds are estimated based on observable implied forward rate curves.

For our private limited partnership and real estate investment trust equity investments, fair value is measured as our share of the partnership’s or trust’s net asset value. In measuring net asset value, the fair value of the partnership’s or trust’s real estate assets is determined at least annually by independent appraisers using the income approach or the market approach, and the fair value of its long-term debt is measured by discounting expected future cash flows.

Loans

Loans are valued by discounting future cash flows using discount rate curves that reflect the collection guarantees provided by provincial, territorial or federal levels of government. Inputs into the discounting model are the government yield curve and spreads derived from assets with comparable financial risks.

Loans issued under the First-Time Home Buyer Incentive (FTHBI) are valued by multiplying the carrying amount of the loans by a home price index (HPI). The HPI is intended to reflect the increase/decrease in the fair values of the individual properties.

Derivatives

Derivatives consist of over-the-counter interest rate swaps and foreign currency forward contracts. These are valued by discounting estimated future cash flows using observable discount rate curves constructed using benchmark interest rates and foreign exchange rates. Future cash flows for floating rate legs are estimated based on observable implied forward rate curves. An adjustment is made to reflect the credit risk that either counterparty may not be able to fulfil its obligations. Inputs to this adjustment include market-implied default rates and estimated recovery rates, and the adjustment takes into account master netting and collateral arrangements in place.

Investment property

The fair value of investment property is determined using either the income approach or the market approach, incorporating the highest and best use of the property. Of the total fair value of investment properties, 72% (2019 – 71%) was based on valuations performed by independent valuators and 28% (2019 – 29%) was based on internal valuations during 2020.

The income approach is primarily applied in determining the fair value of rent-producing properties. Under the income approach, fair value is based upon the present value of expected future cash flows of each property using an unobservable discount rate reflective of the characteristics of the property. Future cash flows are estimated using unobservable assumptions about future rental values and vacancy rates.

The market approach is primarily applied in determining the fair value of vacant land. Under the market approach, fair value is based upon market transactions involving comparable property, with adjustments made to reflect the unique aspects of the property being valued.

The highest and best use of the investment property held in the Assisted Housing Activity ($281 million as at 31 December 2020; $267 million as at 31 December 2019) differs from its current use as these investment properties are used to carry out our social housing mandate rather than maximize economic value.

Borrowings

Borrowings from the Government of Canada are valued by discounting future cash flows using discount rate curves derived from the directly observable yields of our market-traded borrowings.

Comparison of carrying and fair values for financial instruments not carried at fair value

The following table compares the carrying and fair values of financial instruments not carried at fair value. Carrying value is the amount at which an item is measured in the consolidated balance sheet.

	2020			2019

(in millions)	Carrying value	Fair value	Fair value over (under) carrying value	Carrying value	Fair value	Fair value over (under) carrying value

Financial assets[1]

Investments at amortized cost[2]	1,427	1,439	12	947	946	(1)

Loans at amortized cost[3]	270,450	280,561	10,111	249,439	251,777	2,338

Financial liabilities

Borrowings at amortized cost[4]	272,369	282,708	10,339	249,741	252,142	2,401

[1]

Does not include cash and cash equivalents of $1,023 million (31 December 2019 – $505 million) and securities purchased under resale agreements of $174 million (31 December 2019 – nil) carried at amortized cost as the fair value of these financial instruments is equal to their carrying value.

[2]	$1,439 million (31 December 2019 – $946 million) fair value categorized as Level 2.
[3]	$278,750 million (31 December 2019 – $251,107 million) fair value categorized as Level 2, $1,811 million (31 December 2019 – $670 million) fair value categorized as Level 3.
[4]	$219,834 million (31 December 2019 – $146,905 million) fair value categorized as Level 1, $62,874 million (31 December 2019 – $105,237 million) fair value categorized as Level 2.

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Fair value hierarchy for items carried at fair value

The following table presents the fair value hierarchy for assets and liabilities carried at fair value in the consolidated balance sheet.

	As at

	2020				2019

(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets

Cash equivalents

Interest bearing deposits with banks	-	290	-	290	-	131	-	131

Federal government issued	710	266	-	976	286	-		286

Corporate/other entities	-	12	-	12

Total cash equivalents	710	568	-	1,278	286	131	-	417

Investment securities

FVTPL

Debt instruments

Corporate/other entities	38	20	-	58	-	122	-	122

Provinces/municipalities	103	76	-	179	26	304	-	330

Sovereign and related entities	-	81	-	81	-	239	-	239

Equities

Limited partnership units	-	-	81	81	-	-	118	118

Total at FVTPL	141	177	81	399	26	665	118	809

FVOCI

Debt instruments

Corporate/other entities	1,891	5,856	-	7,747	1,625	5,390	-	7,015

Federal government issued	11,280	532	-	11,812	9,280	40	-	9,320

Provinces/municipalities	2,797	562	-	3,359	667	3,463	-	4,130

Sovereign and related entities	16	160	-	176	-	168	-	168

Total at FVOCI	15,984	7,110	-	23,094	11,572	9,061	-	20,633

Loans designated at FVTPL	-	537	-	537	-	1,244	-	1,244

Loans mandatorily at FVTPL	-	17	189	206	-	17	70	87

Derivatives	-	117	-	117	-	68	-	68

Investment property	-	-	281	281	-	-	276	276

Total assets carried at fair value	16,835	8,526	551	25,912	11,884	11,186	464	23,534

Liabilities

Borrowings designated at FVTPL	-	1,156	-	1,156	-	2,374	-	2,374

Derivatives	-	8	-	8	-	8	-	8

Total liabilities carried at fair value	-	1,164	-	1,164	-	2,382	-	2,382

Transfers between fair value hierarchy levels

For assets and liabilities measured at fair value on a recurring basis, we determine if reclassifications have occurred between levels in the hierarchy by re-assessing categorization at each balance sheet date. Transfers are dependent on internal classification criteria that are based on variables such as observability of prices and market trading volumes considered as at each balance sheet date. Transfers between levels are deemed to occur at the beginning of the quarter in which the transfer occurs. There were $7,962 million of transfers from Level 2 to Level 1 and $7,126 million of transfers from Level 1 to Level 2 during the year ended 31 December 2020 (31 December 2019 – $1,171 million and $2,675 million, respectively). 2020 transfers are mainly the result of our new fair value measurement tool applying additional variables and trading volume thresholds for classification.

Change in fair value measurement for items classified as Level 3

The following table presents the change in fair value for items carried at fair value and classified as Level 3.

(in millions)	Investment securities – FVTPL	Loans – FVTPL	Investment property	Total

2020

Fair value as at 1 January 2020	118	70	276	464

Purchases/Issuances	3	166	-	169

Net gains in profit or loss[1,2]	(1)	4	18	21

Loan transfer to contribution[3]	-	(20)	-	(20)

Cash receipts on settlements/disposals	(39)	(31)	(13)	(83)

Fair value as at 31 December 2020	81	189	281	551

2019

Fair Value as at 1 January 2019	98	21	311	430

Purchases/Issuances	11	90	-	101

Net gains in profit or loss[1,2]	9	-	3	12

Cash receipts on settlements/disposals	-	(41)	(38)	(79)

Fair value as at 31 December 2019	118	70	276	464

[1]	Included in net gains on financial instruments for investment securities; other income for investment property.
[2]	Solely relates to unrealized gains for assets held at the end of the respective periods.
[3]	Loans previously recognized as FVTPL reclassified to reflect contributions.

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Unobservable inputs for items classified as Level 3

The valuations of items classified as Level 3 use unobservable inputs, changes in which may significantly affect the measurement of fair value. Valuations were based on assessments of the prevailing conditions at 31 December 2020, which may change materially in subsequent periods. The following table presents quantitative information about the significant unobservable inputs used in Level 3 fair value measurements for items carried at fair value.

			2020		2019
(in millions, unless otherwise indicated)	Valuation technique	Unobservable inputs	Asset fair value	Weighted average input/range	Asset fair value	Weighted average input/range

Investment securities

Equities at FVTPL – Limited partnership units	Share of partnership equity	Reported partnership equity	81	n/a	118	n/a

Loans at FVTPL

MI Activity workout loans	Discounted cash flow	Loss rate	5	63%	8	63%

MI Activity mortgage assignments	Market approach	Value per square foot	18	$1-$818	16	$5 - $1,300

AH Activity loans – FTHBI	Market approach	Home-price index	166	n/a	26	n/a

AH Activity – Innovation Fund	Discounted cash flow	Cash flows	-	n/a	20	n/a

Total loans at FVTPL			189		70

Investment property

MI Activity	Discounted cash flow	Estimated rental value per square foot	-	n/a	9	$14 - $17

		Discount rate	-	n/a		7%

AH Activity	Discounted cash flow	Estimated rental value per square foot	52	$16-$219	52	$15 - $215

		Discount rate		5%-6%		4% - 6%

	Market approach	Value per square foot	229	$5 - $613	215	$0 - $460

Total investment property			281		276

Total Level 3 items carried at fair value			551		464

Level 3 sensitivity analysis

Investment property

For investment property, increases (decreases) in estimated rental value and price per square foot could result in a significantly higher (lower) fair value of the properties. Increases (decreases) in discount rates could result in a significantly lower (higher) fair value.

12. Cash and Cash Equivalents

The following table provides a breakdown of our cash and cash equivalents:

	2020				2019
(in millions)	Amortized cost	FVOCI	FVTPL	Total	Amortized cost	FVOCI	FVTPL	Total

Cash	141	-	-	141	-	-	-	-

Interest-bearing deposits with banks	882	-	290	1,172	419	-	131	550

Corporate/other entities	-	12	-	12	26	-	-	26

Federal government issued	-	976	-	976	-	286	-	286

Provinces/municipalities	-	-	-	-	60	-	-	60
Total cash and cash equivalents	1,023	988	290	2,301	505	286	131	922

We hold the following cash and cash equivalents that are intended for use as part of the respective programs:

(in millions)	2020	2019

Affordable Rental Housing Innovation Fund	29	26

Rental Construction Financing initiative	655	251

National Housing Co-Investment Fund	122	34

Direct Lending – Economically Hedged	290	131

Canada Emergency Commercial Rent Assistance	7	-
Total	1,103	442

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13. Investment Securities

The following tables present the contractual maturity profile and average yield of investment securities.

	Remaining term to maturity
(in millions)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total 2020
FVTPL

Fixed income

Corporate/other entities	58	-	-	-	58

Provinces/municipalities	128	51	-	-	179

Sovereign and related entities	72	9	-	-	81
Total fixed income	258	60	-	-	318

Yield [1]	1.4%	2.1%	-	-	1.5%

Canadian equities					81

Yield [2]					2.4%
Total at FVTPL					399

FVOCI

Fixed income

Corporate/other entities [3]	306	1,843	2,071	3,527	7,747

Federal government issued	3,052	5,419	1,590	1,751	11,812

Provinces/municipalities	78	536	1,041	1,704	3,359

Sovereign and related entities	76	-	26	74	176
Total at FVOCI	3,512	7,798	4,728	7,056	23,094

Yield[1]	1.0%	1.0%	1.9%	2.1%	1.5%
Amortized cost

Fixed income

Corporate/other entities	279	24	17	-	320

Federal government issued	45	-	5	-	50

Provinces/municipalities	423	267	11	-	701

Sovereign and related entities	25	274	57	-	356
Total at amortized cost	772	565	90	-	1,427

Yield [1]	0.7%	1.4%	1.0%	-	1.0%

Total					24,920

[1]	Represents the weighted-average yield, determined as the weighted average of the effective yields of individual securities.

[2]	Represents the average yield, determined by dividing dividend income by average cost.

[3]	Includes debt securities denominated in U.S. dollars with a carrying value of $4,347 million (2019 – $2,334 million).

	Remaining term to maturity
(in millions)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total 2019

FVTPL

Fixed income

Corporate/other entities	61	57	-	4	122

Provinces/municipalities	175	155	-	-	330

Sovereign and related entities	160	71	8	-	239

Total fixed income	396	283	8	4	691

Yield[1]	1.5%	1.5%	2.6%	5.3%	1.5%

Canadian equities					118

Yield[2]					3.8%

Total at FVTPL					809

FVOCI

Fixed income

Corporate/other entities[3]	955	2,154	1,392	2,514	7,015

Federal government issued	491	2,811	1,899	4,119	9,320

Provinces/municipalities	212	1,093	1,196	1,629	4,130

Sovereign and related entities	50	75	-	43	168

Total FVOCI	1,708	6,133	4,487	8,305	20,633

Yield[1]	2.2%	2.2%	2.5%	2.3%	2.3%

Amortized cost

Fixed income

Corporate/other entities	223	15	-	-	238

Federal government issued	-	47	5	-	52

Provinces/municipalities	144	181	46	-	371

Sovereign and related entities	116	130	40	-	286

Total at amortized cost	483	373	91	-	947

Yield[1]	1.8%	1.7%	1.8%	-	1.8%

Total					22,389

[1]	Represents the weighted-average yield, determined as the weighted average of the effective yields of individual securities.

[2]	Represents the average yield, determined by dividing dividend income by average cost.

[3]	Includes debt securities denominated in U.S. dollars with a carrying value of $2,334 million (2018 – $2,278 million)

The following table shows the cumulative unrealized gains (losses) on investment securities recorded at fair value.

	2020				2019
(in millions)	Amortized cost[1]	Gross cumulative unrealized gains	Gross cumulative unrealized losses	Fair value	Amortized cost[1]	Gross cumulative unrealized gains	Gross cumulative unrealized losses	Fair value
Debt instruments

FVTPL	315	3	-	318	692	1	(2)	691

FVOCI[2]	22,533	777	(216)	23,094	20,345	368	(80)	20,633

Equities

FVTPL	54	34	(7)	81	89	29	-	118

[1]	Amortized cost for equities is weighted-average acquisition cost.

[2]	Includes debt instruments denominated in U.S. dollars with a carrying value of $4,347 million (31 December 2019 – $2,334 million).

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Expected credit losses

See Note 19 for further information about the credit quality of our investment securities. At 31 December 2020, all our debt instruments held at FVOCI and at amortized cost had an ECL allowance based on 12-month ECL.

The ECL allowance for debt instruments held at FVOCI was $5 million at 31 December 2020 (31 December 2019 – $5 million). There was no ECL allowance for debt instruments held at amortized cost at 31 December 2020 (31 December 2019 – nil) and no amount was recognized in net gains (losses) on financial instruments for these securities during the year ended 31 December 2020 (nil for the year ended 31 December 2019).

We performed a sensitivity analysis by shifting economic scenario weightings to each extreme in order to assess the ECL impacts on our investment securities at amortized cost and FVOCI. The focus of these analyses is on Stage 1 and Stage 2 exposures, as Stage 3 ECLs do not vary between scenarios. Each scenario has been run independently from the others, and the results represent a simulated impact as at 31 December 2020:

	As at
	31 December 2020
	Weight	Unweighted ECL	Weighted ECL

Optimistic	20%	1

Baseline	45%	3	5

Pessimistic	35%	10

14. Loans

The following tables present the contractual maturity profile and average yield of loans based on carrying value.

	Year of maturity
(in millions, unless otherwise indicated)	2021	2022	2023	2024	2025	2026 and thereafter	Total 2020	Total 2019
FVTPL

Lending programs	305	35	70	48	68	193	719	1,307

MI Activity loans	24	-	-	-	-	-	24	24
Total FVTPL	329	35	70	48	68	193	743	1,331

Yield	1.5%	2.0%	2.5%	2.3%	1.6%	0.4%	1.4%	1.7%

Amortized cost

CMB program loans	37,765	44,331	45,944	37,893	41,604	51,425	258,962	244,445

Lending programs	480	461	465	569	711	3,474	6,160	4,893

IMPP loans	499	635	663	3,031	420	-	5,248	-

MI Activity loans	51	8	6	5	2	8	80	101
Total amortized cost	38,795	45,435	47,078	41,498	42,737	54,907	270,450	249,439

Yield	1.6%	1.9%	2.1%	2.0%	1.6%	2.1%	1.9%	2.3%
Total	39,124	45,470	47,148	41,546	42,805	55,100	271,193	250,770

The following table presents the cash flows and non-cash changes for loans.

		Cash Flows			Non-cash Changes
(in millions)	Opening balance	Repayments	Disbursements	Fair value changes	Accretion	ECL	Transfers [1]	Capitalized interest	Balance at end of period

2020

FVTPL

Lending	1,307	(160)	139	16	-	-	(583)	-	719

programs

MI Activity	24	(31)	27	4	-	-	-	-	24

loans

Total at FVTPL	1,331	(191)	166	20	-	-	(583)	-	743

Amortized cost

CMB program	244,445	(40,402)	54,871	-	48	-	-	-	258,962

loans

Lending	4,893	(633)	1,324	-	-	(1)	563	14	6,160

programs

IMPP loans	-	(568)	5,817	-	(1)	-	-	-	5,248

MI Activity	101	(42)	2	-	7	12	-	-	80

loans

Total amortized cost	249,439	(41,645)	62,014	-	54	11	563	14	270,450

Total	250,770	(41,836)	62,180	20	54	11	(20)	14	271,193

2019

FVTPL

Lending	2,019	(246)	46	8	-	-	(520)	-	1,307

programs

MI Activity	21	(42)	44	1	-	-	-	-	24

loans

Total at FVTPL	2,040	(288)	90	9	-	-	(520)	-	1,331

Amortized cost

CMB program	234,653	(30,980)	40,725	-	47	-	-	-	244,445

loans

Lending	4,402	(608)	579	-	-	-	520	-	4,893

programs

MI Activity	107	(14)	4	-	1	3	-	-	101

loans

Total	239,162	(31,602)	41,308	-	48	3	520	-	249,439

amortized cost

Total	241,202	(31,890)	41,398	9	48	3	-	-	250,770

[1]

Transfers are matured loans that have been renewed where the new loans are no longer part of a portfolio of economically hedged loans and borrowings and therefore classified at amortized cost. Transfers for loans at FVTPL also includes a $20 million reclassification from loans at FVTPL to contributions recognized in other income (30 December 2019 – nil).

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Credit quality – amortized cost

The following table presents the credit quality of loans at amortized cost, presented separately for those based on 12-month or lifetime ECL. For loans where past due information is used as the primary criteria in assessing SICR, aging of loans past due from contractual due date is presented. For loans where past due information is not the primary criteria used in assessing SICR, credit quality is presented by credit rating category based on our internal credit rating system. Amounts in the table represent the gross carrying amount of the financial asset.

	2020					2019
(in millions)	Stage 1: 12-month ECL	Stage 2: Lifetime ECL (not credit impaired)	Stage 3: Lifetime ECL (credit impaired)	POCI	Total	Total
Days past due:

0–30 days	4,515	-	-	-	4,515	3,109

30–90	-	38	-	-	38	6

90+	-	-	84	-	84	104

POCI	-	-	-	99	99	108

Total gross carrying amount	4,515	38	84	99	4,736	3,327
Internal credit ratings:

AAA	-	-	-	-	-	-

AA- to AA+	1,052	-	-	-	1,052	749

A- to A+	396	-	-	-	396	488

BBB- to BBB+	147	-	-	-	147	532

Total gross carrying amount	1,595	-	-	-	1,595	1,769
Total	6,110	38	84	99	6,331	5,096

ECL allowance	(3)	-	(37)	(51)	(91)	(102)

Total, net of ECL allowance	6,107	38	47	48	6,240	4,994
CMB program loans	-	-	-	-	258,962	244,445
IMPP loans	-	-	-	-	5,248	-

Total loans at amortized cost					270,450	249,439

Total undrawn loan commitments outstanding at 31 December 2020 were $5,022 million (2019 – $2,902 million), of which $5,015 million are subject to 12-month ECL (2019 – $2,894 million) and $7 million are commitments outstanding on purchased or credit impaired loans (2019 – $8 million).

The allowance for expected credit losses on undrawn loan commitments, which we record in accounts payable and other liabilities, was $7 million at 31 December 2020 (2019 – $6 million), an increase of $1 million for the year (2019 – increase of $3 million).

Expected credit losses

The table below presents the change in the ECL allowance recognized in the consolidated statement of income on loans held at amortized cost.

	2020					2019
(in millions)	Stage 1: 12-month ECL	Stage 2: Lifetime ECL (not credit impaired)	Stage 3: Lifetime ECL (credit impaired)	POCI	Total	Total
ECL allowance – beginning of period:

Lending program loans	1	-	5	-	6	6
MI Activity loans	-	-	41	55	96	99
Total ECL allowance – beginning of period	1	-	46	55	102	105

Increase (decrease) in ECL allowance:

Lending program loans	2	-	(1)	-	1	-

MI Activity loans	-	-	(7)	(4)	(11)	(3)
Total increase (decrease) in ECL allowance [1]	2	-	(8)	(4)	(10)	(3)

ECL allowance – end of period:

Lending program loans	3	-	4	-	7	6

MI Activity loans	-	-	34	51	85	96
Total ECL allowance – end of period	3	-	38	51	92	102

[1]	Included in net gains (losses) on financial instruments for Lending program loans and insurance claims expense for MI Activity loans.

The ECL allowance on our loan portfolio is not materially sensitive to changes in economic inputs or weightings as the majority of the allowance is comprised of loans classified as Stage 3, where ECL does not vary between scenarios.

Sources of guarantee

We are assured collection of principal and accrued interest on 99% (2019 – 99%) of our loans. The sources of guarantee for these loans are provided below. For loans at FVTPL, the change in fair value attributable to changes in credit risk is immaterial (2019 – immaterial).

	2020			2019
(in millions)	FVTPL	Amortized cost	Total	FVTPL	Amortized cost	Total
Provinces and territories through provisions in the SHA	391	1,440	1,831	690	1,481	2,171

Government of Canada through provisions in the NHA	-	441	441	20	465	485

Indigenous Services Canada through Ministerial Loan Guarantees	131	1,293	1,424	335	1,081	1,416

Loans underwritten by our MI Activity	13	1,681	1,694	67	740	807

Collateral [1]	-	264,210	264,210	-	244,445	244,445
Total guaranteed loans	535	269,065	269,600	1,112	248,212	249,324
Other Lending programs loans [2]	184	1,305	1,489	195	1,126	1,321

MI Activity loans	24	80	104	24	101	125
Total	743	270,450	271,193	1,331	249,439	250,770

[1]	Represents collateral held for CMB program and IMPP loans, which consists of NHA MBS securities and, in the case of the CMB program only, high quality reinvestment assets.

[2]

Consists of loans to provincial entities, municipalities and partnerships between governments, non-profits and private sector. Losses on some of these loans would be eligible for partial reimbursement from the Government of Canada.

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15. Borrowings

The following tables present the contractual maturity profile and average yield of borrowings based on carrying value.

	Year of maturity
(in millions, unless otherwise indicated)	2021	2022	2023	2024	2025	2026 and Thereafter	Total 2020	Total 2019
Designated at FVTPL

Borrowings from the Government of Canada – Lending programs	666	82	170	82	134	22	1,156	2,374

Yield [1]	1.3%	1.9%	2.4%	2.3%	1.6%	1.3%	1.6%	1.6%

Borrowings at amortized cost

Canada mortgage bonds	37,679	44,341	45,886	37,781	41,487	51,418	258,592	243,454

Borrowings from the Government of Canada – Lending programs	1,080	763	688	704	506	4,788	8,529	6,287

Borrowings from the Government of Canada – IMPP	499	635	663	3,031	420	-	5,248	-

Total borrowings at amortized cost	39,258	45,739	47,237	41,516	42,413	56,206	272,369	249,741

Yield [1]	1.6%	1.9%	2.1%	2.0%	1.6%	2.0%	1.9%	2.3%

Total	39,924	45,821	47,407	41,598	42,547	56,228	273,525	252,115

[1]

Represents the weighted-average yield, determined by applying the weighted-average effective yields of individual fixed rate borrowings and the weighted-average yields-to-reset of floating rate borrowings.

Borrowings – Designated at fair value through profit or loss

Included in this category are short- and medium-term borrowings from the government taken to fund certain Assisted Housing Activity loans originated prior to August 2016. Short-term debt, having an original term to maturity less than 365 days, was nil at 31 December 2020 (2019 – nil). Medium-term debt includes fixed rate notes, with an original term to maturity ranging from two to ten years.

The carrying amount at 31 December 2020 of borrowings – designated at FVTPL is $26 million higher (2019 – $4 million lower) than the contractual amount due at maturity. Our liabilities are backed by the credit of the government and there is no significant change in value that can be attributed to changes in credit risk.

Borrowings – Amortized cost

This category includes borrowings under the CMB program and under the IMPP, as well as the short- and medium-term borrowings from the government taken to fund certain Assisted Housing Activity loans, including all those originated after July 2016. Short-term debt, having an original term to maturity less than 365 days, was $410 million at 31 December 2020 (2019 – $78 million). Medium-term debt includes fixed rate notes, with an original term to maturity ranging from two to ten years. The following table presents the cash flows and non-cash changes for borrowings.

		Cash Flows		Non-cash Changes

(in millions)	Balance at beginning of year	Issuances	Repayments	Fair value changes	Accretion and other	Eliminations	Balance at end of year
2020

Designated at FVTPL

Borrowings from the Government of Canada – Lending programs	2,374	-	(1,248)	30	-	-	1,156

Borrowings at amortized cost

Canada mortgage bonds	243,454	54,871	(39,822)	-	47	42	258,592

Borrowings from the Government of Canada – Lending programs	6,287	10,805	(8,506)	(102)	45	-	8,529

Borrowings from the Government of Canada – IMPP	-	5,817	(568)	-	(1)	-	5,248

Total borrowings at amortized cost	249,741	71,493	(48,896)	(102)	91	42	272,369

Total	252,115	71,493	(50,144)	(72)	91	42	273,525

2019

Designated at FVTPL

Borrowings from the Government of Canada – Lending programs	3,430	-	(1,075)	19	-	-	2,374
Borrowings at amortized cost

Canada mortgage bonds	230,757	40,725	(30,925)	-	47	2,850	243,454

Borrowings from the Government of Canada – Lending programs	4,768	3,385	(1,821)	(64)	19	-	6,287

Total borrowings at amortized cost	235,525	44,110	(32,746)	(64)	66	2,850	249,741

Total	238,955	44,110	(33,821)	(45)	66	2,850	252,115

When we hold CMB to maturity or acquire CMB in the primary market, we exclude the related cash flows from the consolidated statement of cash flows. During the year ended 31 December 2020, there were $580 million (2019 – $55 million) of CMB maturities that have been excluded from repayments in the table above and from investment securities – sales and maturities in the consolidated statement of cash flows. There were no purchases in the primary market during the year ended 31 December 2020 (2019 – nil).

Borrowing authorities

The Minister of Finance approves our Borrowing Plan annually and establishes limits and parameters for borrowings. The limits and parameters pertain to capital market borrowings and borrowings from the Government of Canada that have been incurred since April 2008 in the Assisted Housing and Mortgage Funding Activities.

The Borrowing Authorities were revised in 2018 to apply limits separately to short-term borrowings outstanding and long-term borrowings issued. In March 2020, the Minister of Finance increased these authorities for the year ended 31 December 2020 to $20.0 billion and $154.0 billion, respectively (2019 – $5.0 billion and $4.0 billion). Actual short-term borrowings outstanding as at 31 December 2020 and long-term borrowings issued in 2020 were $410 million and $8.6 billion, respectively (2019

– $78 million and $2.0 billion).

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The increase in authorities in March 2020 was in conjunction with the Government of Canada’s launch of the IMPP as a measure to respond to the economic impacts of COVID-19, under which the government authorized the purchase of up to $150 billion of insured mortgage pools through CMHC. By 31 December 2020, CMHC had purchased $5.8 billion and the program had ended. Accordingly, the Minister of Finance has reduced our authorities for short-term borrowings outstanding and long-term borrowings issued for the year ended 31 December 2021 to $6 billion and $5 billion, respectively. The legislative authority, which is separate from the limits above and does not apply to borrowings of CHT, requires that the total indebtedness outstanding at any time, other than to the government, not exceed $20 billion (2019 – $20 billion). The outstanding principal balance of this indebtedness was nil as at 31 December 2020 (2019 – nil).

16. Derivatives

Derivatives are financial contracts whose value is derived from movements in one or more underlying securities, rates, indices or other instruments. We use derivatives in conjunction with our risk management activities.

Interest rate swaps are transactions in which two parties exchange interest cash flows on a specified notional amount for a predetermined period based on agreed-upon fixed and floating rates. Notional amounts are not exchanged. The value of these swaps is derived from movements in interest rates. We use them to manage reinvestment risk, refinancing risk, or mismatches in the timing of receipts from assets versus payments of liabilities.

Foreign currency forward contracts are over-the-counter contracts in which two parties agree to exchange one currency for another at a specified price for settlement at a future predetermined date. The value of these contracts is derived from movements in foreign exchange and interest rates. We use them to manage currency risk associated with U.S. dollar-denominated debt securities.

First-Time Home Buyer loan derivatives result from the recognition of a payable or receivable to the Government of Canada when there are underlying loan gains or losses. Upon loan settlement, we will either pay loan gains to or recover loan losses from the government. The value of these derivatives is derived from movement on the fair value of the underlying home values, which affects the fair value of the loans.

The table below provides the notional amounts of the derivative transactions recognized in the consolidated financial statements. Notional amounts, which are off-balance sheet, serve as a point of reference for calculating payments and do not represent the fair value, or the potential gain or loss associated with the credit or market risk of such instruments.

	2020				2019
	Average		Fair value		Average		Fair value
	term to	Notional			term to	Notional
(in millions)	maturity	amount	Asset	Liability	maturity	amount	Asset	Liability

Interest rate swaps	1 year	2,020	24	4	1 year	4,587	19	8

Foreign currency forward contracts	Within 1 year	4,364	93	-	Within 1 year	2,407	49	-

First-Time Home Buyer loan derivative	24 years	162	-	4	-	-	-	-

Total		6,546	117	8		6,994	68	8

Credit exposure of derivatives

The following table presents the credit exposure of derivatives by term to maturity. The replacement value is the total current fair value including accrued interest of all outstanding contracts with a positive fair value, after factoring in the impact of master netting agreements. The replacement value represents our maximum derivative credit exposure. Potential future credit exposure represents an estimate of the potential change in the market value of the transaction up to maturity which is calculated in relation to the notional principal of the contracts by applying factors consistent with guidelines issued by OSFI. Credit risk equivalent is the total of the replacement value and the potential future credit exposure. The risk weighted equivalent is determined by applying a standard OSFI defined measure of counterparty credit risk to the credit equivalent amount.

	Replacement value				2020		2019
(in millions)	Within 1 year	1 to 5 years	Over 5 years	Potential future credit exposure	Credit risk equivalent	Risk- weighted equivalent	Credit risk equivalent	Risk- weighted equivalent
Derivatives	94	22	1	46	163	32	92	18

The fair value of the collateral we hold related to our derivatives as at 31 December 2020 was nil (2019 – nil).

17. Financial Instruments Income and Expenses

Interest income, investment income and interest expense

The following table outlines the total interest income and expense for financial instruments and the investment income (loss) recognized in the consolidated statement of income and comprehensive income.

	2020			2019
(in millions)	Interest Income	Investment Income	Interest Expense	Interest Income	Investment Income (loss)	Interest Expense
Interest for financial instruments not at FVTPL

Cash equivalents	5	3	-	6	11	-

Debt instruments – FVOCI	-	403	-	-	464	-

Debt instruments – amortized cost	15	-	-	7	-	-

Loans – amortized cost	4,904	-	-	5,383	-	-

Securities sold under repurchase agreements	-	-	-	-	(1)	-

Borrowings – amortized cost	-	-	4,909	-	-	5,332
Total interest for financial instruments not at FVTPL	4,924	406	4,909	5,396	474	5,332
Interest for financial instruments at FVTPL:

Debt instruments	9	-	-	15	1	-

Loans	10	-	-	24	-	-

Borrowings	-	-	28	-	-	47

Derivatives	11	-	-	12	-	-
Total interest for financial instruments at FVTPL	30	-	28	51	1	47
Total Interest	4,954	406	4,937	5,447	475	5,379
Dividend income	-	2	-	-	8	-
Total	4,954	408	4,937	5,447	483	5,379

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Gains and losses from financial instruments

The following table presents the gains (losses) related to financial instruments recognized in the consolidated statement of income and comprehensive income.

(in millions)	2020	2019
Financial instruments designated at FVTPL

Investment securities	4	6

Loans	13	8

Borrowings	(30)	(19)

Total financial instruments designated at FVTPL	(13)	(5)

Financial instruments mandatorily at FVTPL

Equity securities	(1)	66

Debt instruments	-	(1)

Derivatives	160	96

Loans	2	1
Total financial instruments mandatorily at FVTPL	161	162

Debt instruments held at FVOCI [1]	326	(106)

Loans at amortized cost – prepayments	(3)	8

Borrowings – amortized cost [2]	93	53

Expected credit loss recoveries on financial assets	(1)	-

Total	563	112

[1]	Includes foreign exchange losses of $163 million (2019 – $121 million) resulting from translation of U.S. dollar-denominated debt securities.

[2]	Includes losses from the retirement of borrowings from the Government of Canada of $9 million (2019 – $11 million), net of gains from the issuance of borrowings of $102 million (2019 – $64 million).

18. Market Risk

Market risk is the risk of adverse financial impacts arising from changes in underlying market factors, including interest rates, foreign exchange rates, and equity prices.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The investment portfolios for the Mortgage Insurance and Mortgage Funding Activities are managed in accordance with their Strategic Asset Allocation (SAA), which limits interest rate risk relative to internal limits and benchmarks.

The Assisted Housing Activity is exposed to interest rate risk when asset and liability principal and interest cash flows have different payment, repricing or maturity dates. Some of our loans contain prepayment and/or repricing options. As we do not have the right to prepay our borrowings from the Government of Canada totalling $9,685 million (2019 – $8,661 million) without penalty, we are exposed to interest rate risk.

We manage interest rate risk in the Assisted Housing Activity’s lending programs differently depending on the cash flow characteristics of the program’s loans and when the loans were originated. Overall sensitivity of the Assisted Housing Activity to interest rate risk is managed by ensuring the economic value of net assets in the lending programs on an aggregated and standalone basis plus the reserve fund remains positive under certain interest rate shock scenarios.

For certain Assisted Housing Activity loans originated prior to August 2016 and having a gross carrying amount of $550 million at 31 December 2020 (2019 – $1,261 million), we use derivatives to manage reinvestment and refinancing risks as well as mismatches in the timing of cash flows between the loans, reinvested principal receipts and borrowings. For certain Assisted Housing Activity loans originated after July 2016 and having a gross carrying amount of $2,374 million at 31 December 2020 (2019 – $2,011 million), an asset/liability matching strategy is employed on a portfolio basis whereby we structure our borrowings so that the associated future obligations match the future cash flows to be received on the loans. Under this matching strategy, derivatives are not used and the term over which principal receipts must be reinvested is significantly reduced. Cumulative cash flow mismatches are limited by policy to $30 million (2019 – $30 million).

For one Assisted Housing Activity loan program, closed to new loans since 2011, we manage interest rate risk through matching the present value of cash flows of the program’s assets and liabilities. Loans in this program had a gross carrying amount of $832 million at 31 December 2020 (2019 – $963 million).

For certain other Assisted Housing Activity loan programs having longer-term expected draw schedules, we use loan pricing to manage the uncertainty of the timing of loan cash flows and investment returns earned on borrowed funds. The gross carrying amount of loans in these programs was $1,725 million at 31 December 2020 (2019 – $535 million).

Interest rate risk on other Assisted Housing Activity loans of $1,193 million at 31 December 2020 (2019 – $1,381 million) is managed primarily through the maintenance of a reserve fund pursuant to Section 29 of the CMHC Act.

For one Assisted Housing Activity loan program, which provides non-interest-bearing loans, we manage interest rate risk through the reception of government funding (appropriations) for interest costs. Loans in this program had a gross carrying amount of $169 million at 31 December 2020 (2019 – $26 million).

Loans under the CMB program and under the IMPP are exposed to both interest rate risk and prepayment/reinvestment (CMB program) or prepayment (IMPP) risk. Prepayment/reinvestment risk is the risk that NHA MBS may experience varying degrees of prepayment throughout the term and these prepayments must be reinvested immediately. Prepayment risk is the risk that those varying degrees of prepayment may reduce the NHA MBS holder’s future interest income. These risks are slightly different under the two programs because under the CMB program, principal on the liabilities is due at maturity, hence the need to reinvest prepayments, whereas under the IMPP principal on the liabilities is due over time.

To mitigate these CMB program and IMPP risks, we enter into swap agreements with approved financial institution counterparties, which transfer these risks to them. Under the CMB program, we pay all interest received from the underlying NHA MBS and reinvestment assets to the swap counterparties in exchange for an amount equal to the CMB coupon payments. Under the IMPP, we pay the effective interest received on the underlying NHA MBS less administration costs to the swap counterparties in exchange for an amount equal to the interest owed on the borrowings from the Government of Canada. As a result of these swap agreements, interest rate changes, prepayments/reinvestments, and prepayments related to the CMB program and IMPP have no impact on the consolidated statement of income and comprehensive income.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from our holdings in foreign currency denominated investment securities. Our internal policies limit the amount of foreign currency investments and require full economic hedging of currency risk. We held $4,347 million in FVOCI debt securities denominated in U.S. dollars as at 31 December 2020 (2019 – $2,334 million).

Our strategy to fully hedge currency risk is to continuously enter into a series of short-term foreign currency forward contracts generally having terms less than one year. Under these contracts, most of which are settled net, we exchange U.S. dollars for Canadian dollars at an exchange rate fixed at the outset of the contract for settlement at a future predetermined date. Given the short terms of the forward contracts, full hedging of currency risk over the life of the foreign-denominated debt securities will require continued application of our strategy in the future. The exposures presented in the Value at Risk table below reflect the mitigating effect of the hedging instruments. Currency risk was assessed as immaterial as at 31 December 2020 (2019 – immaterial) after accounting for derivatives.

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Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those giving rise to interest rate and currency risk. We are exposed to other price risk through fluctuations in prices of equity investments held by the Mortgage Insurance Activity. The fair value of these investments as at 31 December 2020 is $81 million (2019 – $118 million). We limit our exposure to equity investments by using tolerance ranges exposure measures.

Sensitivity analyses

Value at risk (VaR)

Market risk for investment securities in the Mortgage Insurance and Mortgage Funding Activities is evaluated through the use of VaR models. VaR is a statistical technique used to measure the maximum potential loss of an investment portfolio over a specified holding period with a given level of confidence. The VaR for the Mortgage Insurance and Mortgage Funding Activities as at 31 December, calculated with 95% confidence over a 22 business day holding period, is outlined in the table below. VaR is presented separately for individual market risk factors and for the total portfolio. The effect of diversification results from the fact that market risks are not perfectly correlated and, consequently, there is a benefit from investment diversification. The VaR figures are based on one year of historical prices and correlations of bond markets and 26 weeks of volatility.

(in millions)	2020	2019

Investment securities:

Interest rate risk on debt instruments

CAD-denominated securities	156	207

USD-denominated securities	75	35

Effect of diversification	(28)	(5)
Total VaR	203	237

Interest rate sensitivity

Market risk for the Assisted Housing Activity portfolios of loans, investments, borrowings and swaps is evaluated by measuring their sensitivity to changes in interest rates.

For the Assisted Housing Activity’s financial instruments designated at FVTPL and derivatives, we assessed the impact of a 200 bps shift in interest rates as immaterial as at 31 December 2020 after accounting for derivatives.

The Assisted Housing Activity’s loans and borrowings measured at amortized cost are also exposed to interest rate risk. The net impact of a shift in interest rates on their fair value is presented below.

	2020 Interest rate shift		2019 Interest rate shift
(in millions)	-200 bps	+200 bps	-200 bps	+200 bps

Increase (decrease) in fair value of net liabilities [1]	306	(356)	260	(211)

[1]

The changes in fair value of net liabilities resulting from interest rate shifts presented in this table would not be recognized in comprehensive income as the underlying financial instruments are measured at amortized cost.

The Assisted Housing Activity’s net interest income is also sensitive to interest rate movements. The maximum negative exposure of net interest income is $0.2 million at 31 December 2020 (2019 – $0.6 million). This is calculated by scenario analysis using multiple simulations of interest rate volatility with 95% confidence over a one-year period.

19. Credit Risk

Credit risk is the potential for financial loss arising from failure of a borrower or an institutional counterparty to fulfill its contractual obligations. We are exposed to credit risk from various sources including borrower default through mortgage insurance contracts and institutional counterparty credit risk arising from financial guarantees under the NHA MBS and CMB programs, lending arrangements, fixed income investments and derivative transactions.

There has been no significant impact of COVID-19 on our exposure to credit risk, as our existing mitigation strategies have been effective at maintaining our exposure at consistent levels.

A detailed breakdown of credit risk is presented below.

Maximum exposure to credit risk

(in billions)	2020	2019
Mortgage insurance: insurance-in-force (Note 7)	431	429

TPGs: guarantees-in-force (Note 8)[1]	489	493

[1]	Exposure includes underlying instruments which are also insured by us or other mortgage insurers.

For all financial assets other than guarantees or derivatives, the maximum exposure to credit risk is the carrying amount. For derivatives, the maximum exposure to credit risk is indicated in Note 16.

Credit risk associated with mortgage insurance is managed through prudent product design, underwriting and default management practices, and the establishment of adequate capital reserves as described in Notes 7 and 10.

Credit risk associated with TPGs is managed through due diligence in approving NHA MBS Issuers, ongoing monitoring of Issuer credit quality and program compliance, and the requirement that all mortgages supporting the NHA MBS be insured against borrower default. We have further mitigated this risk by having been assigned all rights, title and interest in the underlying mortgages so that we have access to principal and interest payments in the event of issuer default.

Credit risk associated with loans in the Assisted Housing Activity is in part mitigated through measures that include loan guarantees from other government entities as described in Note 14. Losses due to default are largely recoverable from various levels of government.

Under the CMB program and the IMPP, loans represent amounts due from Canadian financial institutions as a result of the sale of their beneficial interest in NHA MBS securities to us. The loans are collateralized by the NHA MBS, and associated reinvestment securities under the CMB program only, acquired in the transactions. The collateral, which is rated R-1 (high) or AAA by at least two rating agencies, is held in our name and represents the sole source of principal repayments for the loans.

Under the CMB program and the IMPP, we are exposed to credit-related counterparty risk in the event of default of swap counterparties. This risk is mitigated by transacting with highly rated swap counterparties and collateralization requirements based on credit ratings. All swap counterparties must have a minimum credit rating of BBB+ (high) (CMB program) or A- (IMPP), or their equivalents, by at least two rating agencies.

The fair value of total loan collateral held under the CMB program was $269,253 million, 104.0% of loan carrying value, as at 31 December 2020 (2019 – $247,411 million, 101.2% of loan carrying value).

The fair value of total loan collateral held under the IMPP was $5,352 million, 102.0% of loan carrying value, as at

31 December 2020 (2019 – nil).

Credit risk associated with fixed income investments and derivatives is managed through the implementation of policies which include minimum counterparty credit ratings and investment portfolio diversification limits by issuer, credit rating, term and by industry sector, and through the use of appropriate legal agreements and collateralization requirements for derivatives.

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Concentration risk

Concentration risk arises from holdings of financial instruments issued by entities that operate in the same sector or geographic area or engage in similar activities such that they may be affected similarly by changes in economic or other conditions. The following table presents the concentration of credit risk by sector and geographic region of our investment securities and derivative transactions:

(in millions, unless otherwise indicated)	2020		2019

By sector:

Federal	13,112	48.2%	9,834	42.1%

Financial	4,299	15.8%	2,581	11.0%

Provincial	3,997	14.7%	4,760	20.3%

Industrial	1,039	3.8%	1,315	5.7%

Energy	873	3.2%	889	3.9%

Consumer goods	648	2.4%	707	3.0%

Technology	618	2.3%	826	3.5%

Communications	573	2.1%	378	1.6%

Other	2,038	7.5%	2,089	8.9%

Total [1]	27,197	100.0%	23,379	100%

By geographic region:

Canada	22,364	82.2%	19,575	83.7%

U.S.	3,983	14.7%	2,547	10.9%

Other	850	3.1%	1,257	5.4%

Total [1]	27,197	100.0%	23,379	100%

[1]

Total comprised of cash equivalents of $2,160 million (2019 – $922 million), investment securities of $24,920 million (2019 – $22,389 million) and derivatives with a positive fair value, net of collateral, of $117 million (2019 – $68 million).

Credit quality

The following table presents the credit quality of our cash equivalents and investment securities based on our internal credit rating system. Amounts in the table represent gross carrying amounts.

	Credit Rating [1]
	2020						2019
(in millions)	AAA	AA- to AA+	A- to A+	BBB- to BBB+	Lower than BBB	Total	AAA	AA- to AA+	A-to A+	Lower than A	Total

Cash equivalents	988	323	849	-	-	2,160	286	100	510	26	922

Investment securities [2]

FVTPL	119	102	97	-	-	318	266	216	205	4	691

FVOCI	12,913	3,779	3,920	2,397	85	23,094	9,973	1,653	7,591	1,416	20,633

Amortized cost	445	391	591	-	-	1,427	434	213	300	-	947

[1]

The internal credit ratings are based upon internal assessments of the counterparty creditworthiness. These ratings correspond to those provided by the credit rating agencies except in cases where stand-alone ratings exist. A counterparty internal credit rating cannot be higher than the highest stand-alone rating from any of the agencies. A stand-alone rating removes the assumption of government support from the rating.

[2]	Includes fixed income investments and preferred equity only.

Derivatives

We limit the credit risk associated with derivative transactions by dealing with counterparties whose credit ratings are in accordance with our Enterprise Risk Management Policies; through the use of International Swaps Derivatives Association (ISDA) master agreements for derivatives; and, where appropriate, through the use of ratings-based collateral thresholds in the Credit Support Annexes (CSA).

ISDA is a master agreement that sets out standard terms that apply to all transactions we entered into with the counterparty. The ISDA outlines procedures and calculations of termination costs in the event of default by either party. The ISDA master agreements give us a legally enforceable right to settle all transactions covered by the agreement with the same counterparty on a net basis in the event of default. All derivative counterparties must have a minimum credit rating of A-, or its equivalent, from at least two rating agencies.

The CSA document, included in the ISDA master agreements, regulates the collateral requirements of derivative transactions and the terms under which collateral is transferred to mitigate credit risk. The CSA gives us the right, in the event of default, to liquidate collateral held and apply proceeds received from liquidation against amounts due from the counterparty. Collateral held to offset mark-to-market exposures is not used for any other purpose than to offset such exposure.

Securities purchased under resale agreements

By their nature, these balances have low credit risk given their short terms and are secured by the underlying securities purchased under the agreements and any incremental margin obtained from counterparties.

These transactions are subject to Global Master Repurchase Agreements which set out the standard terms of all repurchase agreements transacted with each counterparty. These agreements give us a legally enforceable right to settle all repurchase transactions with the same counterparty on a net basis in the event of default. These agreements also provide for the posting of margin by the counterparty when our exposure to that entity exceeds a certain ratings-based threshold. Securities held as eligible margin include debt obligations issued by or guaranteed by the government, including Crown corporations and CHT. Margin securities should not be used for any other purpose than to offset such exposure. In the event of counterparty default, we have the right to liquidate these securities. We did not hold any margin securities at 31 December 2020 (2019 – nil).

Netting arrangements and offsetting of financial assets and financial liabilities

The following tables present the potential effects of the netting arrangements described above.

Financial assets

	(i)	(ii)	(iii) = (i) - (ii)		(iv)		(v) = (iii) - (iv)
					Gross amount not offset in the consolidated balance sheet
(in millions)	Gross amount of recognized assets	Gross amount offset in the consolidated balance sheet	Net Amount of Assets presented in the consolidated balance sheet	[1]	Financial Instruments [2]	Financial Collateral Received [3]	Net amount
2020
Derivatives [1]	121	-	121		(4)	-	117
Securities purchased under	174	-	174		-	(174)	-
repurchase agreements [1]
Total	295	-	295		(4)	(174)	117
2019
Derivatives [1]	75	-	75		(10)	-	65
Securities purchased under	-	-	-		-	-	-
repurchase agreements [1]
Total	75	-	75		(10)	-	65

1	Derivatives are carried at fair value. Securities purchased under resale agreements are carried at amortized cost.

2

Gross amounts of financial instruments not offset in the consolidated balance sheet refers to amounts recorded to derivative liabilities and securities sold under repurchase agreements where we have a legally enforceable right to offset against amounts recorded to derivative assets and securities purchased under resale agreements, on a counterparty-by-counterparty basis, in the event of default of the counterparty.

3

We have the right, in the event of default, to liquidate and apply financial collateral held against amounts due from counterparties. For derivatives, these amounts represent the fair value of collateral posted by swap counterparties to us. For securities purchased under resale agreements, these amounts represent fair value of margin posted by counterparties and of securities we purchased with the commitment to resell to the counterparty at a future date.

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Derivative assets, as presented in the above table, are reconciled to the consolidated balance sheet as follows:

(in millions)	2020	2019

Derivative assets presented in offsetting table	121	75

Less: Accrued interest receivable presented separately in consolidated balance sheet	(4)	(7)

Derivative asset balance presented in the consolidated balance sheet	117	68

Financial liabilities

	(i)	(ii)	(iii) =(i) - (ii)	(iv)		(v) = (iii) - (iv)
	Gross	Gross amount	Net amount of liabilities	Gross amount not offset in the consolidated balance sheet
(in millions)	amount of recognized liabilities	offset in the consolidated balance sheet	presented in the consolidated balance sheet [1]	Financial instruments [2]	Financial collateral pledged [3]	Net amount
2020

Derivatives [1]	9	-	9	(4)	-	5

2019

Derivatives [1]	10	-	10	(10)	-	-
1	Derivatives are carried at fair value. Securities sold under repurchase agreements are carried at amortized cost.
2

Gross amounts of financial instruments not offset in the consolidated balance sheet refers to amounts recorded to derivative assets and securities purchased under resale agreements where we have a legally enforceable right to offset against amounts recorded to derivative liabilities and securities sold under repurchase agreements, on a counterparty-by-counterparty basis, in the event of default of the counterparty.

3

Represents the fair value of securities we sold to counterparties with our commitment to repurchase from the counterparty at a future date, net of the fair value of any margin posted by our counterparties.

Derivative liabilities, as presented in the above table, are reconciled to the consolidated balance sheet as follows:

(in millions)	2020	2019
Derivative liabilities presented in offsetting table	9	10

Less: Accrued interest payable presented separately in consolidated balance sheet	(1)	(2)
Derivative liabilities balance presented in the consolidated balance sheet	8	8

20. Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. Liquidity risk comprises both funding liquidity risk, which is the risk that we will be unable to meet our payment obligations when required due to an inability to borrow or realize on overdraft facilities, and market liquidity risk, which is the risk that we are not able to unwind or offset a particular position without incurring losses because of inadequate market depth or market disruption.

The principal financial obligations exposing us to liquidity risk include, but are not limited to:

•	the payment of claims incurred by the Mortgage Insurance Activity;

•	the need to fulfill the TPGs we have issued if sufficient funds are not available for the payment of principal or interest on NHA MBS or CMB by Approved Issuers or CHT, respectively; and

•	payments required by borrowings and derivatives.

We have a liquidity risk policy which includes appropriate limits and other mitigants to ensure sufficient resources to meet current and projected cash requirements.

The Mortgage Insurance and Mortgage Funding Activities’ investment portfolios are managed to ensure that there is sufficient cash flow to meet projected claims. Sources of liquidity include: fees, premiums, investment income and proceeds from sales and maturities of investments.

Within the NHA MBS and CMB programs, liquidity risk refers to the risk that we may not be able to provide the funding required, in a timely fashion, to satisfy a call on our TPG obligations. As guarantor, we are exposed to the risk of NHA MBS issuer default, CMB program repo and swap counterparty default, impairment of eligible CMB program collateral securities and system or other operational failures. With respect to our TPGs, our policy is to maintain sufficient liquidity to cover the largest exposure to a single counterparty on a given payment date. Cash, short-term investments and investment securities held in any of our activities can be utilized to satisfy a call on the TPGs. Additional liquidity sources in the event of an immediate need to fulfill the TPGs include overdraft facilities and a $350 million line of credit with the Central Paying Agent. The Central Paying Agent acts on CHT’s behalf to carry out certain payment functions in the CMB program, including collection of monthly payments on NHA MBS purchased and administration and reporting of cash flows. Other policies in place to mitigate liquidity risk include ensuring high credit quality investments as permitted by the CHT trust agreements and swap counterparties and the establishment of maturity monitoring guidelines.

The Assisted Housing Activity investment portfolio is managed to ensure that there is sufficient cash flow to meet funding needs in case of contingencies causing operational disruptions, unanticipated needs, and to facilitate use of the CBP. The asset/ liability management strategy ensures that the assets are maintained at the same level as the liabilities. Derivatives are used to hedge mismatches in the timing of cash flows. Further sources of liquidity associated with this portfolio include overdraft facilities and cash and short-term investments in marketable securities. For any additional liquidity requirements, we can access the CBP upon Department of Finance approval.

At 31 December 2020, we had $300 million (2019 – $300 million) of overnight overdraft facilities available with our banker which had not been drawn upon (2019 – $2 million).

We also mitigate liquidity risk through the use of ISDA master netting agreements that reduce the amount of cash required to satisfy derivative obligations.

Cash and cash equivalents and investments securities increased from the prior year, mostly because of liquidity management activities implemented as a result of the COVID-19 pandemic.

Maturity analysis

The following table presents the expected payout pattern of our financial liabilities, including accrued interest; this table therefore cannot be reconciled to the consolidated balance sheet.

(in millions)	Within 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total 2020

Accounts payable and other liabilities	168	138	103	197	15	621

Derivatives	-	1	3	-	4	8

Provision for claims	64	105	460	85	21	735

Borrowings – designated at FVTPL	233	283	386	492	412	1,806

Borrowings – amortized cost	98	5,243	38,593	187,207	58,745	289,886
Total	563	5,770	39,545	187,981	59,197	293,056

(in millions)	Within 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total 2019

Accounts payable and other liabilities	27	116	167	191	24	525

Derivatives	2	2	1	1	-	6

Provision for claims	30	53	218	73	33	407

Borrowings – designated at FVTPL	56	300	961	1,020	199	2,536

Borrowings – amortized cost	21	11,392	34,513	171,586	54,032	271,544
Total	136	11,863	35,860	172,871	54,288	275,018

Commitments related to loans and financial guarantees are disclosed in Note 14 and Note 8 respectively.

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21. Accounts Receivable and Other Assets

The following table presents the composition of accounts receivable and other assets.

(in millions)	2020	2019

Deferred Government of Canada fees	311	261

Fixed and intangible assets	198	139

Deferred acquisition costs (Note 7)	200	194

Net estimated borrower recoveries	66	79

Accounts receivable	46	30

Non-current assets held for sale	35	59

Right-of-use assets	34	47

Income taxes receivable	9	-

Other	32	39

Total	931	848

22. Investment Property

The following table presents the changes in the investment property balance. Disclosures related to the determination of fair value of investment property are included in Note 11.

	2020			2019
(in millions)	Mortgage Insurance	Assisted Housing	Total	Mortgage Insurance	Assisted Housing	Total

Balance at beginning of year	9	267	276	47	264	311

Additions	-	-	-	-	-	-

Disposals	(11)	(2)	(13)	(38)	-	(38)

Net unrealized gains (losses)	2	16	18	-	3	3

in net income[1]

Balance at end of year	-	281	281	9	267	276
[1]	Included in other income.

23. Accounts Payable and Other Liabilities

The following table presents the composition of accounts payable and other liabilities.

(in millions)	2020	2019

Accrued housing programs expenses	275	240

Government of Canada fees	124	85

Accounts payable and accrued liabilities	112	6

Affordable Rental Housing Innovation Fund deferred funding	61	46

Lease liabilities	37	48

Self-insured provision	29	50

Accrued expenses	8	85

Income taxes payable	-	142

Other miscellaneous liabilities	106	94

Total	752	796

24. Pension and Other Post-Employment Benefits

Defined benefit plans

The defined benefit plans include the defined benefit Pension Plan and Supplemental Plan as well as the other non-pension post-employment defined benefit plans.

On 1 January 2018, all eligible members were transferred to a new modified defined benefit pension plan. All pension plan modifications applied to service following the implementation date. All benefits earned by employees under the existing plans prior to the implementation date remained unchanged. Our defined benefit Pension Plan requires contributions to be made to a separately administered fund (Pension Fund) whereas the defined benefit Supplemental Plan and the other non-pension post-employment defined benefits are unfunded and we pay the benefits directly.

Pursuant to a trust agreement we entered into with the Pension Fund Trustees (the Trustees), they are responsible for the management and administration of the Pension Fund. There are eight Trustees, including our President, one member of our Board of Directors, three members of Senior Management and three Pension Council members (a combination of current and retired employees). The Trustees set investment policies and objectives within the context of the investment philosophy and Risk Appetite Framework established by the Board of Directors and periodically review these policies. The Pension Fund’s Investment Committee assists the Trustees in the investment management of the defined benefit Pension Plan.

The Pension Fund’s asset allocation policy is based upon the principle of diversification of investments among various asset classes relative to the liabilities of the defined benefit Pension Plan. The current policy, which is based on liability-driven investment principles, has been established at 40% public equity investments, 41% fixed income securities and 19% real estate and infrastructure, on a net asset basis. The policy includes permissible ranges around these percentage weights. Additionally, the policy allows for the use of a modest level of leverage of 25% of net asset value to purchase fixed income assets to reduce the interest rate risk of the portfolio. The investments of the Pension Fund are subject to credit, liquidity and market risks. The most significant of these risks is asset volatility due to market conditions. For service accrued before 1 January 2018, benefits are indexed to the Consumer Price Index (CPI) in accordance with the Pension Plan rules. For service accrued after 1 January 2018, indexation of the benefits to the CPI are conditional in accordance with the Pension Plan rules and upon approval from the Board of Directors. As such, liabilities that are adjusted to CPI are subject to interest rate risks, inflation risk and changes in the life expectancy of the plan members. The most significant risk is interest rate risk as the present value of the liabilities is calculated using a discount rate set with reference to Canadian AA-rated corporate bond yields. If the Pension Fund assets underperform this yield, the funded position of the defined benefit Pension Plan decreases. Financial risks are managed primarily through the diversification of assets and prudent investment strategies.

The actuarial valuation on a going concern basis of our defined benefit component of the Pension Plan reports a surplus as at 31 December 2020. As a result, we are not required to make going concern special payments. The valuation on a solvency basis, which assumes that the plan is wound up at the valuation date, reports an increasing deficit as at 31 December 2020 and we expect to make special payments in 2021 to reduce this deficiency.

We continue to make full normal contributions and to monitor the defined benefit Pension Plan. The next actuarial valuation will be undertaken at 31 December 2021, with the results reported in the 2021 consolidated financial statements.

The defined benefit obligation relating to the defined benefit plans is funded as follows:

	Pension benefit plans		Other post-employment benefit plans

(in millions)	2020	2019	2020	2019

Wholly or partially funded	2,709	2,477	-	-

Wholly unfunded	111	102	138	129

Defined benefit obligation	2,820	2,579	138	129

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Defined benefit pension and other post-employment benefit plans

The following tables present information about the defined benefit plans.

		Pension expense included in net income

2020 (in millions)	1 Jan 2020	Current service cost	Interest cost/ (income)	Sub-total included in net income	Benefits paid	Remeasurements of the net defined benefit plans incl. in OCI[1]	Employees’ contributions	CMHC’s contributions	31 Dec 2020

Pension benefit plans

Defined benefit obligation	2,579	45	78	123	(99)	197	20	-	2,820

Fair value of plan assets	(2,259)	-	(66)	(66)	99	(137)	(20)	(26)	(2,409)

Pension benefit plans liability	320	45	12	57	-	60	-	(26)	411

Other post- employment benefit plans

Defined benefit obligation	129	1	4	5	(4)	8	-	-	138

Fair value of plan assets	-	-	-	-	4	-	-	(4)	-

Other post- employment benefit plans liability	129	1	4	5	-	8	-	(4)	138

Defined benefit plans liability	449	46	16	62	-	68	-	(30)	549

1 The detailed breakdown of remeasurement gains and losses on defined benefit plans included in OCI is found in additional tables below.

		Pension expense included in net income

2019 (in millions)	1 Jan 2019	Current service cost	Interest cost/ (income)	Sub-total included in net income	Benefits paid	Remeasurements of the net defined benefit plans incl. in OCI [1]	Employees’ contributions	CMHC’s contributions	31 Dec 2019

Pension benefit plans

Defined benefit obligation	2,220	36	84	120	(99)	312	26	-	2,579

Fair value of plan assets	(1,984)	-	(74)	(74)	99	(241)	(26)	(33)	(2,259)

Pension benefit plans liability	236	36	10	46	-	71	-	(33)	320

Other post- employment benefit plans

Defined benefit obligation	118	1	5	6	(5)	10	-	-	129

Fair value of plan assets	-	-	-	-	5	-	-	(5)	-

Other post- employment benefit plans liability	118	1	5	6	-	10	-	(5)	129

Defined benefit plans liability	354	37	15	52	-	81	-	(38)	449

1 The detailed breakdown of remeasurement gains and losses on defined benefit plans included in OCI is found in additional tables below.

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The following table presents further detailed information on the various sources of remeasurement in OCI included in the prior table.

	Remeasurement (gains)/losses included in OCI

(in millions)	Return on plan assets (excluding interest income)	Actuarial changes arising from changes in demographic assumptions	Actuarial changes arising from changes in financial assumptions	Actuarial changes arising from plan experience	Total included in OCI

Year ended 31 December 2020

Pension benefit plans

Defined benefit obligation	-	(6)	229	(26)	197

Fair value of plan assets	(137)	-	-	-	(137)

Pension benefit plans liability	(137)	(6)	229	(26)	60

Other post-employment benefit plans

Defined benefit obligation	-	(3)	12	(1)	8

Defined benefit plans liability	(137)	(9)	241	(27)	68

Year ended 31 December 2019

Pension benefit plans

Defined benefit obligation	-	(14)	310	16	312

Fair value of plan assets	(241)	-	-	-	(241)

Pension benefit plans liability	(241)	(14)	310	16	71

Other post-employment benefit plans

Defined benefit obligation	-	-	10	-	10

Defined benefit plans liability	(241)	(14)	320	16	81

The remeasurement of plan assets is the difference between the actual rate of return on the defined benefit pension plan assets and the discount rate used to measure the obligation. The actual return on plan assets was $203 million (2019 – $315 million).

The following table presents information on the fair value of the plan assets.

(in millions, unless otherwise indicated)	2020				2019
	Quoted	Unquoted	Total	%	Quoted	Unquoted	Total	%

Cash	5	-	5	0.2%	5	-	5	0.2%

Short-term investments[1]	16	52	68	2.8%	10	51	61	2.7%

Bonds and debentures[2]

Securities issued or guaranteed by the Government of Canada	279	1	280	11.6%	147	61	208	9.2%

Provinces/municipalities	782	55	837	34.7%	256	607	863	38.3%

Corporate/other entities	-	36	36	1.5%	-	54	54	2.4%

Equities

Canadian equities	445	-	445	18.5%	449	-	449	19.9%

Foreign equities	520	-	520	21.6%	541	3	544	24.1%

Infrastructure	-	112	112	4.6%	-	111	111	4.9%

Other real assets	-	12	12	0.5%	-	10	10	0.4%

Real return securities[3]	302	9	311	12.9%	-	267	267	11.8%

Real estate, net of mortgages payable	-	276	276	11.5%	-	254	254	11.2%

Securities sold under repurchase agreements	-	(490)	(490)	(20.3)%	-	(565)	(565)	(25.0)%

Other liabilities net of non-investment assets	-	(3)	(3)	(0.1)%	-	(2)	(2)	(0.1)%

Total	2,349	60	2,409	100%	1,408	851	2,259	100.0%

[1]	Includes $19 million or 0.8% (2019 – $10 million or 0.4%) of investments made in securities issued or guaranteed by related parties.
[2]

Includes $73 million or 3.0% (2019 – $67 million or 3.0%) of investments made in securities we guaranteed (CMB) and $207 million or 8.6% (2019 – $141 million or 6.2%) of investments made in securities issued or guaranteed by related parties.

[3]	Includes $306 million or 12.7% (2019 – $263 million or 11.6%) of investments made in securities issued or guaranteed by related parties.

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Assumptions

The assets and obligation of the defined benefits were measured for accounting purposes as at 31 December 2020 with the following assumptions.

	Pension benefit plans		Other post-employment benefit plans

	2020	2019	2020	2019

Defined benefit obligation

Discount rate	2.6%	3.1%	2.6%	3.1%

Rate of compensation increase	3.3%	3.3%	3.3%	3.3%

Inflation rate	2.0%	2.0%	2.0%	2.0%

Benefit costs

Discount rate	3.1%	3.9%	3.1%	3.9%

Rate of compensation increase	3.3%	3.3%	3.3%	3.3%

Inflation rate	2.0%	2.0%	2.0%	2.0%

Assumed medical cost trend

Initial medical cost trend rate	-	-	5.4%	5.4%

Medical cost trend rate declines to1	-	-	4.0%	4.0%

Year that the rate reaches the ultimate trend rate	-	-	2040	2040

Life expectancy of plan members at age 65

	Defined Benefit Plan: 23 years	Defined Benefit Plan: 23 years

Male			23 years	23 years

	Supplemental Plan: 24 years	Supplemental Plan: 24 years

	Defined Benefit Plan: 25 years	Defined Benefit Plan: 25 years

Female			25 years	25 years

	Supplemental Plan: 26 years	Supplemental Plan: 26 years

  1 Average decrease per year of 0.1% (2019 – 0.1%).

The discount rates are determined by reference to Canadian AA-rated corporate bonds with terms to maturity approximating the duration of the defined benefit obligation. The weighted average duration of the defined pension benefit obligation is 16.5 years (2019 – 16.3 years).

The mortality assumptions used are derived from standard tables published by the Canadian Institute of Actuaries (2014 Public Sector Mortality Table).

Sensitivity

The following table shows the possible impact of changes in the assumptions as at 31 December 2020.

(in millions)	Increase (decrease) in defined benefit obligation	Increase (decrease) in net benefit costs recognized in operating expenses

50 bps increase/decrease in discount rate	(235)/269	(13)/13

50 bps increase/decrease in rate of compensation increase	31/(30)	5/(4)

10 bps increase/decrease in inflation rate	40/(39)	2/(2)

100 bps increase/decrease in health care cost trend rates	10/(8)	-

One year increase in life expectancy of plan members	104	4

The above sensitivity analyses are based on a change in one assumption while holding all other assumptions constant. In practice, this is unlikely to occur and changes in some of the assumptions might be correlated. The method and types of assumptions used in preparing the sensitivity analyses have not changed from the previous year.

Cash flows

In 2021, we expect to make contributions to the defined benefit plans of approximately $71 million.

25. Income Taxes

The following table presents the components of income tax.

(in millions)	2020	2019

Current income tax expense	507	472

Deferred income tax relating to origination and reversal of temporary differences	47	52

Total income tax expense included in net income	554	524

Income tax expense (recovery) on other comprehensive loss

Net unrealized gains (losses) from FVOCI financial instruments	184	72

Reclassification of prior years’ net unrealized gains realized in the period in net income	(70)	2

Remeasurement gains (losses) on defined benefit plans	(8)	(13)

Total income tax recovery included in other comprehensive loss	106	61

Total	660	585

The following is a reconciliation of the statutory tax rate to the effective tax rate.

(in millions, unless otherwise indicated)	2020	2019

Income before income taxes	2,216	2,104

Statutory tax rate	25%	25%

Income taxes computed at statutory tax rate	554	526

Permanent differences	-	(2)

Income tax expense	554	524

Effective tax rate	25%	24.9%

The statutory tax rate of 25% is comprised of the federal income tax rate of 38% less the general rate reduction of 13%.

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The following tables present the tax-effected temporary differences which result in deferred income tax assets and liabilities.

(in millions)	2019	Change through consolidated net income	Change through consolidated OCI	Change through consolidated equity	2020

Deferred income tax assets

Fair value of financial instruments	(17)	(26)	(58)	-	(101)

Post-employment benefits	70	4	8	-	82

Net realized losses on borrowings	30	(1)	-	-	29

Total deferred income tax assets	83	(23)	(50)	-	10

Deferred income tax liabilities

Provision for claims[1]	(137)	(5)	-	-	(142)

Fair value of investment properties	(61)	(4)	-	-	(65)

Other	(14)	(15)	-	(6)	(35)

Total deferred income tax liabilities	(212)	(24)	-	(6)	(242)

Net deferred income tax assets (liabilities)	(129)	(47)	(50)	(6)	(232)
[1] The provision for claims includes the portion that is self-insured.

(in millions)	2018	Change through consolidated net income	Change through consolidated OCI	Change through consolidated equity	2019

Deferred income tax assets

Fair value of financial instruments	6	(34)	11	-	(17)

Post-employment benefits	54	2	14	-	70

Net realized losses on borrowings	34	(4)	-	-	30

Total deferred income tax assets	94	(36)	25	-	83

Deferred income tax liabilities

Provision for claims[1]	(129)	(8)	-	-	(137)

Fair value of investment properties	(60)	(1)	-	-	(61)

Other	(7)	(7)	-	-	(14)

Total deferred income tax liabilities	(196)	(16)	-	-	(212)

Net deferred income tax assets (liabilities)	(102)	(52)	25	-	(129)

 1 The provision for claims includes the portion that is self-insured.

The deferred income tax assets have been recognized in full as it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

26. Related Party Transactions

Our related parties include the government and its departments, agencies and Crown corporations (in terms of common ownership), key management personnel and their close family members and the Pension Plan.

All material related party transactions and outstanding balances not disclosed elsewhere are disclosed below.

Transactions or balances between the entities that have been eliminated on consolidation are not reported.

Government of Canada and its departments, agencies and Crown corporations

The following tables summarize income earned and receivable, the total amount invested in instruments issued or guaranteed by the government and government fees.

(in millions)	2020	2019

Income earned and receivable

Investment income – cash equivalents	3	9

Investment income – investment securities	130	119

Interest receivable – investment securities[1]	36	26

Government issued

Cash equivalents	976	286

Investment securities	11,862	9,372

Government fees

Mortgage Funding	40	30

Mortgage Insurance	44	43

 1 Included in accrued interest receivable.

Key management personnel

The following table presents the compensation of key management personnel, defined as those persons having authority and responsibility for planning, directing and controlling our activities. This includes the Board of Directors and members of the Executive Committee.

	2020			2019

(in thousands)	Board of Directors	Executive Committee	Total	Board of Directors	Executive Committee	Total

Short-term benefits	159	4,368	4,527	195	4,355	4,550

Post-employment benefits	-	1,082	1,082	-	862	862

Total	159	5,450	5,609	195	5,217	5,412

Receivable balances outstanding with members of key management personnel as at 31 December 2020 are nil (2019 – nil).

Pension plan

The following table summarizes interest expense we incurred and operating expenses we recovered from the Pension Plan.

(in millions)	2020	2019

Interest expense – paid to the Pension Plan for its holdings of CMB[1]	1	1

Operating expense recoveries – paid by the Pension Plan for our administration services	5	4

 1 See Note 24 for additional information on holdings of CMB by the Pension Plan.

Receivable balances outstanding from the Pension Plan as at 31 December 2020 are $2 million (2019 – $2 million).

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27. Commitments and Contingent Liabilities

Letters of credit

We have $121 million (2019 – $118 million) in letters of credit outstanding, which secure benefits accrued up to 31 December 2020 under the Supplemental Plan.

Other financial obligations

Total estimated remaining contractual financial obligations are as follows based on minimum commitment:

(in millions)	2021	2022	2023	2024	2025	2026 and thereafter

Housing programs[1]	1,608	1,194	1,104	1,027	863	3,130

Other contractual obligations	91	53	34	2	2	-

Total	1,699	1,247	1,138	1,029	865	3,130

 1 Total remaining contractual financial obligations for housing programs extend for periods up to 25 years (2019 – 25 years).

Legal claims

There are legal claims of $3 million (2019 – $4 million) against us. Due to the uncertainty of the outcome of these claims, no provision for loss has been recorded. We do not expect the ultimate resolution of any of the proceedings to which we are party to have a significant adverse effect on our financial position.

28. Operating Expenses

The following table presents the composition of operating expenses.

(in millions)	2020	2019

Housing programs operating expenses	369	189

Personnel costs	321	299

Depreciation of premises and equipment	36	27

Other administrative goods and services	41	77

Total operating expenses	767	592

29. Current and Non-Current Assets and Liabilities

The following table presents assets and liabilities we expect to recover or settle within 12 months of the balance sheet date.

	2020			2019

(in millions)	Within 1 year	After 1 year	Total	Within 1 year	After 1 year	Total

Assets

Cash and cash equivalents	2,301	-	2,301	922	-	922

Securities purchased under resale agreements	174	-	174	-	-	-

Accrued interest receivable	714	-	714	737	-	737

Investment securities:

Fair value through profit or loss	258	141	399	396	413	809

Fair value through other comprehensive income	3,512	19,582	23,094	1,708	18,925	20,633

Amortized cost	772	655	1,427	483	464	947

Derivatives	95	22	117	53	15	68

Due from the Government of Canada	183	156	339	97	152	249

Loans:

Fair value through profit or loss	329	414	743	644	687	1,331

Amortized cost	38,752	231,698	270,450	40,313	209,126	249,439

Accounts receivable and other assets	274	657	931	244	604	848

Investment property	-	281	281	-	276	276

	47,364	253,606	300,970	45,597	230,662	276,259

Liabilities

Accounts payable and other liabilities	539	213	752	581	215	796

Accrued interest payable	573	-	573	591	-	591

Derivatives	2	6	8	2	6	8

Provision for claims	629	106	735	302	105	407

Borrowings:

Fair value through profit or loss	666	490	1,156	1,247	1,127	2,374

Amortized cost	39,215	233,154	272,369	40,002	209,739	249,741

Defined benefit plans liability	107	442	549	106	343	449

Unearned premiums and fees	1,941	6,080	8,021	1,924	5,227	7,151

Deferred income tax liabilities	-	232	232	-	129	129

	43,672	240,723	284,395	44,755	216,891	261,646

Net	3,692	12,883	16,575	842	13,771	14,613

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30. Comparative Figures

We have reclassified certain comparative information for the Assisted Housing Activity in the consolidated statement of income and comprehensive income to conform to the current period’s presentation. Accordingly, we have reclassified the same comparative information in Notes 5, 6, and 28. We previously presented amounts that we recover from the Government of Canada related to the Housing Programs portion of actuarial losses on our defined benefit plans in other income as well as housing programs expenses and government funding for housing programs. To better reflect the nature of this recovery, we have reclassified it to now present it only in government funding for housing programs. The net impact of this reclassification on the consolidated statement of income and comprehensive income in 2019 is nil.

We have also reclassified comparative information in the consolidated statement of cash flows. We previously presented foreign currency forward contract receipts and disbursements as cash flows from operating activities but now present them as cash flows from investing activities.

We have also reclassified comparative information in Note 12 to exclude short-term investments presented as investment securities at amortized cost from the disclosure of cash equivalents held for use in particular programs.

We have also reclassified comparative information in Note 14, and we have reclassified the same information in Note 7, to adjust the appropriate source of guarantee for certain Lending programs.

31. Subsequent Event

On 25 March 2021, we declared dividends of $3,895 million, which will be paid no later than 30 April 2021.

Corporate governance

Legislative framework

Incorporated under the CMHC Act, the company is accountable to Parliament through the minister responsible for CMHC, currently the Minister of Families, Children and Social Development. Our legislative framework includes the CMHC Act, the National Housing Act, the National Housing Strategy Act and the Financial Administration Act.

Board of Directors

The Board of Directors is responsible for managing our affairs in accordance with applicable legislation and the governing bylaws. As steward of the company, the Board:

•	sets strategic direction

•	ensures the integrity and adequacy of corporate policies, information systems and management practices

•	ensures that principal risks are identified and managed

•	evaluates the company’s performance

•	monitors its financial results

•	has a duty to:

–	protect the short- and long-term interests of the company

–	safeguard the corporation’s assets

–	exercise care, diligence and skill in fulfilling its duties

The Board is made up of the Chair, the President and CEO, the Deputy Minister of the Minister responsible for CMHC, the Deputy Minister of Finance and eight other directors. The Board committees include:

•	Audit

•	Corporate Governance and Nominating

•	Human Resources

•	Risk Management

•	Affordable Housing

•	Pension Fund Trustees

•	Executive Committee

The Board meets a minimum of five times per year and holds an annual public meeting.

The Board regularly undergoes assessments to identify opportunities for enhanced board performance and director development and education. The assessment periodically alternates between a self-assessment and an overall assessment administered externally.

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Board of Directors

As of 31 December 2020

Derek Ballantyne
Chair of the Board of Directors and
Chair of the Corporate Governance and Nominating Committee
(29 April 2018 – 28 April 2023)
CEO of Encasa Financial Inc., Toronto

Navjeet (Bob) Dhillon (5 February 2015 – 4 February 2019; continues in office until an appointment is made)
Anne Giardini
Chair of Pension Fund Trustees
(2 January 2018 – 1 January 2022)
Chancellor, Simon Fraser University; formerly served as President of Weyerhaeuser
Company Limited, Vancouver

Gordon Laing (12 December 2018 – 11 December 2022) Chair of the Audit Committee, President and CEO of Southwest Properties Limited, Halifax

Paul Rochon Outgoing Deputy Minister, Department of Finance

Bruce Shirreff
Vice-chair of the Board of Directors and
Chair of the Risk Management Committee
(30 January 2018 – 29 January 2021*)
Director of Teranet Inc., Toronto; formerly served in various senior management positions at Toronto Dominion Bank/TD Canada Trust
Romy Bowers Incoming President and Chief Executive Officer (6 April 2021)

Janice Abbott Chair of the Affordable Housing Committee (14 December 2020 – 13 December 2023*) CEO of Atira Women’s Resource Society, White Rock

Graham Flack Deputy Minister, Employment and Social Development Canada (effective 9 October 2018)

André Hébert (27 February 2019 – 26 February 2023) Head of Technology, Air Canada Vacations, Montreal

Linda Morris
Chair of the Human Resources Committee
(14 December 2017 – 13 December 2021)
Formerly served as Senior Vice-resident of Business Development, Member and
Community Engagement at Vancity, Vancouver
Michael Sabia Incoming Deputy Minister, Department of Finance (effective 14 December 2020)

Evan Siddall Outgoing President and Chief Executive Officer (1 January 2014 – 5 April 2021)

Director vacancy

* second term

Compensation and attendance record

		Committee Member Attendance

Member	Compensation ($)	Board of Directors	Governance and Nominating	Audit	Human Resources	Risk Management	Affordable Housing	Pension Fund Trustees

Derek Ballantyne	35,425	10/10	5/5	-	-	-	-	-

Janice Abbott	16,700	10/10	5/5	-	-	-	3/3	-

Dana Ades-Landy[1]	8,152	5/10	-	2/4	1/3	-	-	-

Navjeet (Bob) Dhillon	15,700	10/10	-	-	3/3	-	3/3	-

Graham Flack*	N/A	8/10	5/5	-	-	-	3/3	-

Anne Giardini	18,950	10/10	5/5	4/4	-	-	-	4/4

André Hébert	14,200	9/10	-	-	-	3/3	2/3	-

Gordon Laing	15,700	10/10	-	4/4	-	3/3	-	-

Linda Morris	16,200	10/10	-	-	3/3	3/3	-	-

Paul Rochon*,2	N/A	9/10	-	-	-	3/3	-	-

Bruce Shirreff	17,700	9/10	5/5	4/4	3/3	3/3	-	-

Evan Siddall	N/A	10/10	4/5	-	-	-	-	3/4

Michael Sabia[3]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

 * Participation by member or designated delegate.

 1 Resigned from Board of Directors effective 10 August 2020.

 2 Term ended 13 December 2020.

 3 Term effective 14 December 2020.

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Our Executive Committee

Our Executive Committee consists of the Chief Executive Officer’s direct reports and has ultimate responsibility for strategic direction and risk management. Meet the team as of 31 December 2020:

Since joining CMHC in 2014, Evan has led a transformation. His goal has been to make the organization high-performing and innovative, positioning CMHC to achieve its aspiration of housing affordability for all by 2030. Evan has worked at some of the world’s largest investment banking firms in Canada and the United States. He also served at the Bank of Canada where he spearheaded the development of financial infrastructure to guard against systemic risks in the wake of the global financial crisis.

Romy joined CMHC in 2015 after a diverse career in the Canadian banking industry and CMHC’s risk operations. She now leads a team that combines the expertise of CMHC’s commercial and assisted housing businesses. This team works to better understand the housing needs of Canadians and develop new client-focused products and services to meet those needs.

Appointed chief information officer in April 2019, Deborah is responsible for CMHC’s digital transformation to accelerate housing affordability for Canadians. Her team drives technology and integrated business and workplace solutions and is creating a housing data exchange to support informed decision making. Deborah previously served as CMHC’s chief legal officer and corporate secretary.

Nadine enters her new role as CMHC’s chief risk officer at a pivotal time. CMHC’s risk management capabilities and systems have matured after a decade of building new tools and a strong risk culture. Nadine has been instrumental in enhancing the company’s risk culture and financial reporting capabilities since joining the company in 2008.

Paul’s mandate as senior vice-president, client operations, is to make delivering housing affordability solutions easy. His team is focused on simplifying and improving the customer experience, continuously improving operational efficiencies and advancing CMHC’s operational agility. Before taking on this new role, Paul led CMHC’s technology and business transformation.

Steve’s experience at CMHC and expertise in urban planning and housing finance converge to make him one of Canada’s foremost housing authorities. With over 27 years of experience at CMHC—including diverse roles as part of CMHC’s executive committee—he was appointed chief climate officer in April 2020.

Marie-Claude’s career of service to Canada includes roles in several federal departments and senior positions at CMHC, which she joined in 2010. In her current role, she aligns CMHC’s strategy with its people, overseeing strategy development, human resources and communications and marketing.

Michel leads Canada’s foremost team of experts and analysts responsible for accelerating housing affordability in Canada through evidence-based policy, research and disruptive innovation. He joined CMHC in 2005 and was integral to the design of Canada’s National Housing Strategy. Now, his team is focused on developing radical, game-changing ideas that will help ensure that we meet our aspiration.

Lisa is focused on steering her sector into a true partnership role with business delivery to help Canadians meet their housing needs. In addition to stewardship of the company’s assets, Lisa is responsible for CMHC’s Investments, Treasury and Legal Services teams. She joined CMHC in 2003 and has made important contributions to the company’s healthy financial performance.

Kathleen was appointed vice-president, audit and evaluation in 2019. She joined CMHC in 2015 after a 20-year career in senior roles in the financial services industry, public accounting and internal audit. Kathleen previously held the positions of corporate controller and deputy chief financial officer at CMHC.

Anik brings over 25 years of public sector experience to her role as chief of staff to the president. In addition to advising the president, she’s responsible for CMHC’s corporate governance supporting the board of directors and the corporate relations office (where she began her career with CMHC in 2011). Anik recently obtained her Governance Professionals of Canada Designation.

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Our Management Committee

Meet our Management Committee, as of 31 December 2020:

Anik Génier

Chief of Staff and Chair

of Management Committee

Sylvie Bourdon

Vice-President, Legal Services

Mark Chamie

Vice-President, Investments

and Treasury

André Charbonneau

Deputy Chief Financial Officer

Brett Dietrich

Vice-President Operations,

Credit Assessment and Underwriting

Christina Haddad

Vice-President, Communications

and Marketing

Steffan Jones

Vice-President, Innovation

Amélie Lecompte

Deputy Chief Information Officer

Neil Levecque

Vice-President, Analytics

and Chief Data Officer

Audrey Moritz

Vice-President,

Operations – Multi-Unit

Stephane Poulin

Vice-President,

Human Resources

Patricia Roset-Zuppa

Vice-president, Policy

Caroline Sanfaçon

Vice-president,

Housing Solutions – Multi-Unit

Carla Staresina

Vice-President, Risk Management,

Strategy and Products

Debbie Stewart

Special Advisor, Indigenous Housing

and Reconciliation

Glen Trevisani

Vice-President,

Transformation – Mortgage Insurance

Glossary

Non-IFRS financial measures

We use a number of financial measures to assess our performance. Some are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meaning that would ensure consistency and comparability with other institutions.

Arrears rate

The ratio (expressed as a percentage) of all loans that are typically more than 90 days past due to the number of outstanding insured loans.

Capital available to capital required

Under the mortgage funding activity, the ratio (expressed as a percentage) of capital available to capital required where capital required is calculated by applying risk factors to asset and liability exposures using a framework developed in accordance with both regulatory and economic capital principles.

Capital available to minimum capital required

Under the mortgage insurance activity, the ratio (expressed as a percentage) of capital available to minimum capital required where capital available is calculated as total equity adjusted for assets with a capital requirement of 100% and minimum capital required is calculated by applying risk factors to investment asset and liability exposures in accordance with guidelines established by the Office of the Superintendent of Financial Institutions.

Guarantees-in-force

The total guarantees related to the timely payment of principal and interest of National Housing Act Mortgage-Backed Securities for investors in securities issued by approved issuers on the basis of housing loans through the National Housing Act Mortgage-Backed Securities program and the Canada Mortgage Bonds issued by the Canada Housing Trust.

Insurance-in-force

The total amount of outstanding loan balances covered by mortgage insurance policies at a specific period in time.

Loss ratio

The ratio (expressed as a percentage) of the insurance claims incurred during the period to the premiums and fees earned in the period in the Mortgage Insurance activity.

Minimum Capital Test (MCT)

The minimum capital required calculated by applying risk factors to the mortgage insurance activity’s assets and liabilities using a defined methodology prescribed by the Office of the Superintendent of Financial Institutions.

Mortgage Insurance Capital Adequacy Test (MICAT)

The minimum capital required calculated by combining the January 2017 advisory on Capital Requirements for Federally Regulated Mortgage Insurers and the relevant portions of the 2018 Minimum Capital Test (MCT) for federally regulated property and casualty insurance companies.

Mortgage insurance defaults

Defaults from the mortgage insurance business occur when a borrower has missed the equivalent of at least one payment as at the reporting date.

Operating budget ratio

The ratio (expressed as a percentage) of operating budget expenses for all of CMHC’s activities (excluding Canada Housing Trust) during the period to premiums, fees, guarantee and application fees received, net interest income from Lending programs and normalized government funding.

Operating expense ratio

Mortgage Insurance activity: the ratio (expressed as a percentage) of operating expenses during the period to premiums and fees earned during the period for the Mortgage Insurance activity.

Mortgage Funding activity: the ratio (expressed as a percentage) of operating expenses during the period, exclusive of those related to the administration of the covered bond legal framework, to guarantee fees earned during the period.

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Return on equity

The annualized net income divided by the average of the beginning and ending equity for the period, used to highlight operating performance.

Return on required equity

The annualized net income, adjusted to remove investment income earned on capital in excess of capital required, divided by the average required capital for the period.

Severity ratio

The ratio (expressed as a percentage) of insurance claims to the original insured loan amount for the claims paid in the period.

Other glossary terms

Approved Issuer

A business organization which, having met the criteria established by CMHC, is approved to issue and administer guaranteed National Housing Act Mortgage-Backed Securities.

Approved Lender

A lending institution designated as an approved lender by CMHC under the National Housing Act. Only Approved Lenders may qualify for CMHC loan insurance.

Canada Housing Trust

The Canada Housing Trust is a special purpose trust that acquires interests in eligible insured housing loans, such as National Housing Act Mortgage-Backed Securities and issues Canada Mortgage Bonds. The Canada Housing Trust also purchases highly rated investments and undertakes certain related financial hedging activities. We consolidate the accounts of Canada Housing Trust with our Mortgage Funding activity. Canada Housing Trust’s assets and liabilities are neither owned by nor held for our benefit. The beneficiaries of the trust, after payment of all obligations, are one or more charitable organizations.

Committed

Committed refers to funding earmarked to support the building or repair of units of whose formal project agreement is still subject to final approvals and conditions; as well as funding for which a formal loan agreement is duly executed and a binding agreement is reached to provide credit under pre-specified terms and conditions.

Core housing need

A household is in core housing need if its housing does not meet one or more of the adequacy, suitability or affordability standards. Adequate housing does not require any major repairs. Suitable housing has enough bedrooms for the size and make-up of resident households, according to National Occupancy Standard requirements. Affordable housing costs less than 30% of before-tax household income to access local housing that meets all three standards.

Crisis Readiness Framework

The Crisis Readiness Framework was activated in response to COVID-19 in order to monitor current developments and provide timely direction. This is as an enterprise-level document overarching all other contingency plans in times of crisis. It was created to strengthen CMHC’s crisis readiness capabilities and ensure CMHC remains a leader in managing housing risks and fulfills its financial stability mandate both in normal and hardship time.

Employee engagement

This metric measures the commitment of an employee to CMHC. Such commitment is reflected in an employee’s willingness to speak well of CMHC, recommend it as an employer of choice, feel proud of working at CMHC and translating it to a high motivation to do one’s best every day to contribute to the success of CMHC. (Index of five questions)

Employee enablement

This metric measures the extent to which employees are in optimal roles and whether the work environment supports their success. (Index of four questions)

Environmental, Social and Governance (ESG) Framework

A set of standards for a company’s operations that socially conscious investors use to screen potential investments. Environmental criteria consider how a company performs as a steward of nature. Social criteria examine how a company manages relationships with employees, suppliers, customers and the communities where it operates. Governance deals with a company’s leadership, executive pay, audits, internal controls and shareholder rights.

Financial commitment

Achieved once a formal loan agreement is duly executed and a binding agreement to provide credit under pre-specified terms and conditions is reached.

Forgivable loan

A loan granted by the government or an organization, which the lender is committed to forgive if certain conditions are met by the borrower.

Housing programs expenses

All activities funded by the government under Assisted Housing and Market Analysis and Research activities.

Housing support

Contractual commitments for housing and municipal infrastructure that help to reduce affordability problems for low-moderate-income households, to provide accommodation for students and to provide production of moderately priced rental housing. The program also provides ancillary services to support our mandate. This includes the Affordable Housing Centre, the housing-related infrastructure loans to municipalities and other long-term commitments such as the market housing programs and the community services program.

Lending programs

We make loans under the National Housing Act to federally subsidized social housing sponsors, First Nations, provinces, territories and municipalities as well as non-subsidized housing support loans. Our loan portfolio is comprised of a mix of renewable and non-renewable loans which may be on or off reserve. Direct Lending is the current borrowing initiative we use to refinance our renewable loans as well as to finance new commitments on reserve. These loans can be financed at lower interest rates due to our status as a federal Crown corporation. As such, we are able to lower the cost of government assistance required for social housing projects. Direct Lending is operated on a planned break-even basis.

Lived experience

A term used to describe experience and knowledge gained through direct, first-hand involvement in everyday situations, events and interactions as a result of personally experiencing housing need or homelessness.

Mixed-use development

Mixed-use development is the development of land or a building with two or more different uses, such as residential, office and retail. Mixed-use can occur vertically within a building, or horizontally on a site.

Modular housing

Modular housing is a form of construction that consists of multiple sections or modules that are typically manufactured off-site. Completed modules are transported to the building site and assembled by a crane. They can be placed quickly and house residents almost immediately after setup.

Remote

Remote refers to a community that is either a long distance from larger settlements (population centre) or lacks transportation links that are typical in more populated areas. A population centre is defined as an area with a population of at least 1,000 and a density of 400 or more people per square kilometre.

Rural area

Rural areas include all land lying outside population centres and the people living within those rural areas.

Solutions Labs

Solutions Labs provide funding and expert solution lab consultants to help solve complex housing problems using innovation methods and tools. The goal is to develop world-leading solutions to housing problems that can contribute to the National Housing Strategy’s key priority areas. Teams with diverse experience and knowledge will outline and identify: the housing problem they wish to examine in the lab, their strategy to co-develop and test possible solutions, a roadmap that communicates a clear path for solution uptake and replication.

Task Force on Climate-related Financial Disclosures (TCFD)

The Financial Stability Board created the Task Force on Climate-related Financial Disclosures (TCFD) to improve and increase reporting of climate-related financial information.

Vulnerable

Women, children and persons belonging, or perceived to belong, to groups that are in a disadvantaged position or marginalized are often referred to as vulnerable groups.

In the case of the National Housing Strategy, priority groups currently defined as vulnerable include survivors (especially women and children) fleeing domestic violence; seniors; Indigenous peoples; people with disabilities; those dealing with mental health and addiction issues; veterans; LGBTQ2+; racialized groups; newcomers (including refugees); individuals and families experiencing homelessness; and young adults.

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Performance measures

overview

New affordable housing ideas

In 2020, we established large-scale partnerships with Vancity Community Investment Bank and Habitat for Humanity Canada to deliver $153.5 million in incremental affordable housing funding over three years. We continue to assess our ability to prototype and experiment with new ideas through our innovation index. In 2021, we are introducing a new measure to estimate the number of affordable housing units created or preserved by the incremental affordable housing funding.

Government-backed funding

We track the percentage of guarantees (National Housing Act Mortgage-Backed Securities and Canada Mortgage Bonds) used for affordable housing through the targeted guaranteed loans rate that we established in 2019.

Client experience

In line with our client-centric focus, we have adopted industry client-delivery standards for our services. We measure our commitment to these service standards as well as the likelihood clients are to recommend us to colleagues and peers through the net promoter score or NPS.

Canadians with lived experience of housing need and/or homelessness

We measure how people with lived experience and expertise inform the design of federal housing programs. We recognize that behind the data, there are real people, who deserve a home that they can afford and that meets their needs.

Underserved segments

We began tracking the number of units approved as qualifying rental units (new construction and existing) for mortgage loan insurance in 2020. Specifically, we are looking at year-over-year increases. This is a change from 2019 where we tracked the proportion of approved units for these segments against total approved mortgage loan insurance.

This change ensures that we are focusing on the improvement in the number of units approved for mortgage loan insurance for underserved segments.

Average usability satisfaction rating

Once we get enough users in the data platform, the usability satisfaction rate will allow us to determine whether it is easy to navigate, understand and use. It will also measure whether participants feel confident that data and tools provided will improve decision making.

Expense redeployment

We completed our Technology and Business Transformation and we continue to focus on continuous improvement with existing processes. This translates into existing resources made available for redeployment to areas that support our objectives as measured through the expense redeployment ratio.

Effective workforce index

We transformed our workplace and the way we work to enhance employee experience. We measure improvements in the effective workforce index. The index reflects the percentage of employees that are both engaged and enabled.

Risk maturity index

We monitor and evaluate the soundness of our risk management practices through a weighted assessment of four areas of practice:

• risk governance	• risk programs

• risk appetite	• risk behaviours

This measure ensures that CMHC takes the right level of risks and is supported by effective risk tools to deliver on its objectives.

Historical information

	Actual

(in millions, unless otherwise indicated)	2020	2019[3]	2018[4]	2017	2016

Consolidated Results

Total assets	300,970	276,259	263,876	267,115	259,532

Total liabilities	284,395	261,646	248,995	249,374	238,542

Total equity of Canada	16,575	14,613	14,881	17,741	20,990

Total revenues and government funding	7,951	4,737	4,823	6,152	4,625

Total expenses (including income taxes)	6,289	3,136	3,406	4,349	3,247

Net income	1,662	1,580	1,417	1,803	1,378

Operating budget ratio	9.6%	15.6%	14.4%	11.3%	12.3%

Assisted Housing

Government funding for housing programs	4,892	2,039	2,336	3,229	2,153

Net income (loss)	68	42	26	80	(14)

Total equity of Canada	332	302	291	234	196

Mortgage Insurance

Insurance-in-force ($B)	431	429	448	480	512

Total insured volumes¹	76,845	50,465	47,733	53,569	84,275

Premiums and fees received	2,009	1,549	1,445	1,438	1,558

Premiums and fees earned	1,372	1,429	1,426	1,557	1,505

Claims paid	140	236	242	329	377

Insurance claims expense	472	191	210	147	334

Net income	1,062	1,096	1,008	1,404	1,183

Arrears rate	0.34%	0.31%	0.29%	0.29%	0.32%

Loss ratio	34.4%	13.4%	14.7%	9.4%	22.2%

Operating expense ratio	22.7%	21.8%	22.3%	20.4%	17.0%

Combined ratio	57.1%	35.2%	37.0%	29.8%	39.2%

Severity ratio	30.5%	31.1%	31.9%	32.2%	31.9%

Return on equity	8.4%	9.1%	7.4%	8.3%	6.5%

Return on required equity	10.5%	10.6%	8.3%	13.6%	11.6%

Capital available to minimum capital required (% MICAT)[2]	234%	195%	168%	184%	384%

% Estimated outstanding Canadian residential mortgages with CMHC insurance coverage ($)	26.2%	26.4%	29.1%	31.9%	36.0%

Mortgage Funding

Guarantees-in-force ($B)	489	493	488	477	452

Annual securities guaranteed ($B)	225	174	167	167	144

Guarantee and application fees received	904	664	649	627	579

Guarantee and application fees earned	667	582	483	384	284

Net income	530	464	372	295	224

Operating expense ratio	8.3%	9.3%	9.5%	10.8%	12.6%

Return on equity	20.4%	19.4%	15.3%	13.4%	11.3%

Available equity to required equity[5]	263%	190%	209%	135%	100%

Return on required equity	42.5%	36.1%	23.9%	15.1%	13.5%

% Estimated outstanding Canadian residential mortgages with CMHC securitization guarantee ($)	29.5%	30.6%	31.9%	32.2%	32.6%

[1]	Total insured volumes include portfolio substitutions.

[2]	We implemented the Mortgage Insurer Capital Adequacy Test (MICAT) guideline in 2019. Prior years were prepared in accordance with the Minimum Capital Test (MCT).

[3]	We implemented IFRS 16 Leases in 2019. Prior years were prepared in accordance with IAS 17 and related interpretations.

[4]

We implemented IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers in 2018. Prior years were prepared in accordance with IAS 39 Financial Instruments: Recognition and Measurement and IAS 18 Revenue.

[5]

Prior to implementing the updated economic capital methodology for Mortgage Funding on 25 November 2020, this ratio was calculated using the Capital Floor methodology when determining required capital.

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